Kellwood Company

2006 Annual Report


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KELLWOOD

Company Profile

Kellwood Company (NYSE: KWD), headquartered in St. Louis, Missouri, is a leading marketer of apparel and consumer soft goods. Our brands are designed to meet and exceed our consumers' needs and expectations. Specializing in branded products, the Company markets to all channels of distribution with products and brands tailored to the specific channel. The Company employs approximately 30,000 associates worldwide.

Mission

To build on our cornerstones of diversification, fashion and value to enhance our position as a premier marketer of branded soft goods that appeal to a broad spectrum of consumers.

Core Values of Performance

PEOPLE PERFORMANCE We will recruit the best available talent and build exemplary training and development programs. We will emphasize individual and team accountability, clear metrics for performance and leveraging best practices across the Company.

PRODUCT PERFORMANCE We will focus on being fashion right and delivering outstanding fit, quality and value. We will judge our performance by careful monitoring of sell through at retail. We will utilize tools such as consumer research and reduced cycle times to help drive more timely response to trends and overall product excellence.

PORTFOLIO PERFORMANCE We will balance/diversify our portfolio by adding focused, differentiated lifestyle brands that target under-served consumers/customers with opportunities for extensions across multiple categories. We will focus on actions to build the consumer lifestyle brands that exist in our current portfolio. We will continuously review our existing portfolio for opportunities to exit marginal or underperforming businesses and to consolidate and leverage our infrastructure.

CULTURAL PERFORMANCE We will endeavor to be energetic, candid and open to change and new ideas to grow our business.

FINANCIAL PERFORMANCE We will focus on meaningful increase in our EBITDA percentage. We will achieve this by investment in new and existing businesses that meet or exceed our target, disciplined expense control, and by exiting underperforming businesses. We will continue to carefully monitor our return on total capital employed as a key financial measure.

About the Cover

Christie Brinkley is pictured in a Sag Harbor printed linen shirt dress. The image is from the Sag Harbor spring 2007 advertising campaign.

Contents

Company Sales Mix

[illegible]



Women's sportswear
56%



Men's sportswear
27%

Other **soft goods**
17%



Financial Highlights

(amounts in thousands, except per share data)

Fiscal year ended	2002[1] 2/1/2003	2003 1/31/2004	2004 1/29/2005	2005[3] 1/28/2006	**2006[3] 2/3/2007**
Net sales	$1,706,006	$1,925,491	$2,115,252	$1,962,039	**$1,961,750**
Costs and expenses:					
Cost of products sold	1,367,595	1,520,379	1,654,901	1,559,453	**1,547,242**
Selling, general and administrative expenses	243,105	274,508	331,670	318,010	**322,586**
Stock option expense	—	—	—	—	**4,345**
Amortization of goodwill and intangible assets	4,446	7,303	11,205	10,685	**10,935**
Provision for business and facilities realignment	11,716	—	—	—	**—**
Impairment, restructuring and other non-recurring charges	—	—	—	42,341	**33,632**
Interest expense, net	25,771	24,676	25,860	23,241	**15,676**
Other expense (income), net	1,321	(2,345)	(2,091)	(1,302)	**(1,743)**
Earnings before income taxes	52,052	100,970	93,707	9,611	**29,077**
Net earnings from continuing operations	34,861	66,720	62,221	18,756	**21,083**
Net earnings (loss) from discontinued operations[2],[4],[5]	7,149	671	4,115	(57,169)	**10,319**
Net earnings (loss)	$ 42,010	$ 67,391	$ 66,336	$ (38,413)	**$ 31,402**
Weighted average shares outstanding:					
Basic	24,565	26,499	27,504	26,986	**25,709**
Diluted	24,872	27,100	28,039	27,094	**25,866**
Earnings (loss) per share:					
Basic:					
Continuing operations	$ 1.42	$ 2.52	$ 2.26	$ 0.70	**$ 0.82**
Discontinued operations[2],[4],[5]	0.29	0.03	0.15	(2.12)	**0.40**
Net earnings (loss)	$ 1.71	$ 2.54	$ 2.41	$ (1.42)	**$ 1.22**
Diluted:					
Continuing operations	$ 1.40	$ 2.46	$ 2.22	$ 0.69	**$ 0.82**
Discontinued operations[2],[4],[5]	0.29	0.02	0.15	(2.11)	**0.40**
Net earnings (loss)	$ 1.69	$ 2.49	$ 2.37	$ (1.42)	**$ 1.21**
Cash dividends declared per share	$ 0.64	$ 0.64	$ 0.64	$ 0.64	**$ 0.64**

(1) During 2002, we made the decision to implement realignment actions. These actions decreased 2002 earnings by $14,083 before tax ($9,112 after tax) or $0.37 per basic share ($0.37 per diluted share).

(2) During fiscal 2003, we discontinued our True Beauty by Emme® operations and sold our domestic and European Hosiery operations. As such, these operations have been reflected as discontinued operations for all periods presented.

(3) During 2005, we announced a Restructuring Plan (the 2005 Restructuring Plan). The costs associated with the 2005 Restructuring Plan decreased net earnings from continuing operations and increased net loss from discontinued operations for the fiscal year ended January 28, 2006 by $50,366 ($35,508 after tax) or $1.32 per basic share ($1.31 per diluted share) and $71,948 ($50,508 after tax) or $1.87 per basic share ($1.86 per diluted share), respectively. Of the total costs mentioned above for continuing operations, $2,450 ($1,727 after tax) was a decrease to net sales. The costs (income) associated with the 2005 Restructuring Plan decreased net earnings from continuing operations for the fiscal year ended February 3, 2007 by $33,632 ($21,423 after tax) or $0.83 per basic share ($0.83 per diluted share) and increased net earnings from discontinued operations for the fiscal year ended February 3, 2007 by $1,852 ($1,180 after tax) or $0.05 per basic share ($0.05 per diluted share), respectively. See Note 2 to Consolidated Financial Statements of our Form 10-K for further information.

(4) During fiscal 2005, we discontinued Kellwood New England, Private Label Menswear and Intimate Apparel as well as several labels at our Oakland Operation as part of the 2005 Restructuring Plan. As such, these operations have been reflected as discontinued operations for all periods presented. See Note 4 to Consolidated Financial Statements of our Form 10-K for further information.

(5) During fiscal 2006, we discontinued our New Campaign and IZOD operations. As such, these operations have been reflected as discontinued operations for all periods presented. See Note 4 to Consolidated Financial Statements of our Form 10-K for further information.

Letter to Our Shareowners, Customers and Associates

Two thousand and six was a year of progress for Kellwood. We reached many important milestones on our journey to transform our Company and become a top performer in the apparel and consumer soft goods industry.



ROBERT C. SKINNER, JR.
Chairman, President and Chief Executive Officer

In July 2005, we completed a comprehensive strategic review of our business and set a new course in order to become a brand-focused marketing enterprise. We announced, and subsequently successfully executed, a major restructuring. In the fall of 2005 we added significant talent to our management team and revamped our business processes to concentrate much more attention on satisfying our ultimate consumer. We noted that the impact of our efforts would not be manifested until the latter part of 2006. We also set out our Core Values of Performance, which are listed on the inside front cover of the annual report.

In 2006, we finalized the articulation of our 5-year corporate strategy, and I am pleased to report that we did indeed begin to see the results of our strategic endeavors. Sales were $1.962 billion. Net earnings were $31.4 million, or $1.21 per diluted share. On an ongoing basis (continuing operations excluding the restructuring and other non-recurring charges) net earnings were $42.5 million, or $1.64 per diluted share. In each of the last three quarters of the year we reported improved gross profit and operating earnings (gross profit less selling, general and administrative expense before stock option expense, amortization and restructuring and other non-recurring charges) as a percentage of net sales compared to the previous year's quarter.

A discussion of our specific operating segments begins on page 25 of our 10-K which is enclosed.

The best way to report on our progress for the year is under the framework of the four points of our 5-year corporate strategy:

- Reinvigorate the core,
- Expand into higher profile, upscale brands,
- Connect with the consumer,
- Fund growth.

Let me review what we've accomplished to date under each strategy.

Reinvigorate the Core

Our goal is to enhance our position as the dominant player in each division's core business. We have highlighted below progress in several of our business units.

As a result of updated fashion looks and sharper assortments, Sag Harbor® delivered a much improved retail performance compared to last year. The advertising campaign with Christie Brinkley as the face of the brand has created a renewed interest in Sag Harbor as well as attracting a broader base of consumers. Recognizing that the Sag Harbor consumer was looking for greater accessibility to the brand, we opened several Sag Harbor retail stores in 2006 and introduced an e-commerce site in December.

In January 2007, we introduced a new management team for the Briggs New York® sportswear brand. The division's strength in women's bottoms replenishment programs is second to none.

In 2006, our Koret division expanded its own retail door count and significantly increased its profitability. Because extensive research indicated there was a significant demand to purchase online, Koret will launch an e-commerce site in 2007.

The Gerber® Childrenswear brand continues to perform at an excellent level. Strong consumer recognition and acceptance has led to increased penetration at retail and expanded floor space. The division was honored with two vendor/partnership awards for 2006. Target stores presented the division with its Partner Award of Excellence. In addition, Gerber Childrenswear received the Wal-Mart vendor of the year award for the newborn, infant and toddler department. We congratulate our childrenswear division for its performance and winning these awards from two key retailers.

American Recreation Products strategically augmented its traditional family camping products of tents, backpacks and sleeping bags with airbeds and sports nets, and is aggressively studying the leisure market for new product opportunities to build its business.

After record sales growth in both its branded and private label businesses, Smart Shirts is expanding its knit shirt manufacturing capacity to complement its successful woven shirt platform.

Expand Into Higher Profile, Upscale Brands

It is our objective to expand our presence in higher profile brands by growing our existing better and above brands faster than the marketplace and by selectively acquiring or licensing new brands.

In September 2006, we announced the relaunch of O Oscar, an Oscar de la Renta Company,™ as an exclusive better women's sportswear collection at Macy's. The new line debuted in February 2007 in over 150 Macy's doors and on Macys.com.

We extended our Calvin Klein® women's better sportswear license for North America until 2012 with a renewal option to 2017. Kellwood was also granted the ck Calvin Klein® women's bridge sportswear license for North America. The bridge collection will appear in stores for spring 2008.

We also extended our license for XOXO® sportswear and dresses through 2011. The brand continues to gain popularity with its edgy fashion style and its "hugs and kisses" national advertising campaign featuring top international models.

In October 2006, Kellwood entered the contemporary arena with its acquisition of Vince,® a premier women's sportswear collection. Known for great fitting staples and reflecting a modern, casual lifestyle, the brand is expanding into men's for 2007 and evaluating opportunities for other product categories. We believe there are excellent opportunities to increase our penetration of Vince's luxury retailer accounts as well as expand our international distribution.

As part of our brand laboratory process, Kellwood acquired HOLLYWOULD,® an emerging brand in the affordable designer category, in December 2006. From the pervasive ballerina flat worn by many celebrities to the sexy form-fitting signature silk print gown, HOLLYWOULD embraces the woman who wants to experience alluring, fine quality designs. The company has the brand and design potential to expand across major product classifications and worldwide markets to be one of the next luxe lifestyle brands.

Our Halmode dress and suit division relaunched our Democracy® brand for the better market to capitalize on the popularity of dresses. This modern attitude fashion dress collection hit the retail floor in March 2007. Preliminary consumer response has been very good.

Women's sportswear

The photo to the right features an XOXO® sportswear romper. The image is from the brand's spring 2007 advertising campaign.



Men's sportswear

Russell Simmons and Kimora Lee Simmons appear together in the 2007 Phat Fashions advertising campaign commemorating Phat Farm's 15th anniversary this year.



Connect with the Consumer

Our strategy here is to align our businesses more directly with consumer needs by improved consumer insights, direct-to-consumer formats and investment in lifestyle brands. As a platform to execute on this plan, we established a corporate marketing function in October 2006 in order to better coordinate and increase our marketing efforts.

The Company expanded its direct-to-consumer formats this year by establishing a Kellwood Retail Group and investing in e-commerce initiatives.

Kellwood is investing in more advertising programs and campaigns than in any other time in its history in order to grow our lifestyle brands. In addition to the Sag Harbor and XOXO national marketing initiatives, Phat Fashions is celebrating its 15th anniversary in 2007 with a comprehensive advertising program, featuring the entire Simmons family together for the first time.

Fund Growth

This component of our 5-year plan requires us to use our operating infrastructure more efficiently in the areas of sourcing, operations and expense control to free up funds to reinvest in our lifestyle branding efforts.

Kellwood Global is the supply chain arm of the Company, and oversees sourcing and distribution functions worldwide. This unit coordinates our critical initiatives of improving speed-to-market, product quality and value. This year Kellwood Global introduced several cost-reduction programs, which resulted in significant savings for the Company.

As part of this initiative, Kellwood Financial Services has successfully migrated most divisional accounting and finance activities into one financial services organization in St. Louis. A team of talented accounting and financial professionals now perform the work formerly handled by 11 different operating groups.

Our Management Team

We continue to strengthen and expand the talent pool across our entire Company. I want to share with you several of the key appointments as well as two retirements of Kellwood veterans.

As mentioned earlier, last year we formalized the corporate marketing function. With his broad background in brand building and customer marketing, Patrick J. Burns was tapped to head this very important department as vice president of marketing and strategy. Formerly, Pat was vice president for strategic planning and new business development for Kellwood. He joined the Company in 2002 as president of our Gerber Childrenswear division. Prior to Kellwood, Pat held various branding and marketing posts at Sara Lee Corporation over a 14-year period.

Jeffrey M. Streader was named president of Kellwood Global in April 2006. Jeff brings over 25 years of experience in developing and delivering innovative strategic supply solutions at VF Corporation and Oxford Industries. He plays a key role in the fourth component of our 5-year plan — to fund growth by utilizing better sourcing, logistical and distribution techniques.



After 28 years with Kellwood, Roger D. Joseph, vice president treasurer and investor relations, retired in October 2006. Roger held various financial posts with the Company under the administration of each of Kellwood's four CEO's. Over the years, Roger played an instrumental role in obtaining a broad range of capital resources for the Company and sharing the Kellwood story with our investors. We thank Roger for his commitment and numerous contributions to Kellwood, and commend him for using his business acumen to teach at the university level in his next career.

Samuel W. Duggan II succeeds Roger, and was appointed vice president treasury services. He joined Kellwood in 2005 as vice president of financial services. Before Kellwood, Sam was vice president of corporate accounting for MEMC Electronic Materials, Inc., a silicon wafer manufacturer.

Martin Bloom retired from the Board in June 2006. A Board member since 2000, Marty served on the audit committee since 2000, and the compensation committee since 2003. With his international merchandising expertise and retailing background, he provided valuable advice to Kellwood over the past six years, and I am most appreciative of his efforts on behalf of the Company.

Other soft goods

The image below to the left features a baby wearing a Onesies® from Gerber Childrenswear.

The photo below to the right highlights a group camping with a Sierra Designs® tent from American Recreation Products.



Philip B. Miller was elected to the Kellwood Board of Directors in September 2006. He succeeds Marty. A seasoned executive with over 40 years in the retail and apparel industry, Philip held several key senior level positions with the most elite retailers during his career. He was chairman and chief executive officer of Saks Fifth Avenue. In addition, he also served as chairman and CEO at Marshall Field's, president of Neiman Marcus, and vice chairman of Lord & Taylor. His counsel and retail wisdom will benefit Kellwood immensely as we seek to build higher profile, more upscale brands.

Corporate Citizenship

Every company carries the responsibility of being a good corporate citizen of the world. At Kellwood we have embraced this role through many avenues. Education is at the forefront of our corporate giving programs. Our ongoing support of the YMA Fashion Scholarship Fund provides college-age men and women with scholarships and internships to further their education in the apparel and retail concentrations. We also award several university scholarships in the design and business fields, as well as match associates' gifts to colleges and universities of their choice.

In addition, Kellwood is a proud sponsor of the CFDA/ Vogue Fashion Fund. Established by The Council of Fashion Designers of America and Vogue Magazine, the Fashion Fund provides financial awards and business mentoring to emerging fashion designers.

The Company also contributes to the United Way of Greater St. Louis, which supports many worthwhile health and social welfare programs in our home community.

Our Quest

In 2007, our quest is to continue to improve our performance across our portfolio of brands in relation to our corporate strategies in order to increase shareholder value.

We very much appreciate the outstanding support of our customers, our vendors, our shareowners and our Kellwood associates as we drive to greater success.

Robert C. Skinner, Jr.
Chairman, President and Chief Executive Officer

Directory of Business Segments

Women's Sportswear

Briggs New York
38 Guest Street
Brighton, MA 02135
617-787-7700
617-779-9400 Fax

Chief Executive Officer:
Richard J. Klimberg

President and
Chief Operating Officer:
John V. Windham

Key Brands:
Briggs New York,® Pantology®

Products:
Women's sportswear.

Calvin Klein Women's Sportswear
360 Park Avenue South,
2nd Floor
New York, NY 10010
212-798-3800
212-798-3888 Fax

President:
Stephen L. Ruzow

Key Brands:
Calvin Klein,®[1] ck Calvin Klein®[1]

Products:
Women's bridge and
better sportswear.

Halmode Apparel, Inc.
1400 Broadway,
11th & 16th Floors
New York, NY 10018
212-564-7800
212-398-6462 Fax

Chief Executive Officer:
James S. Weinberg

Chief Operating Officer:
Tricia Franklin

Key brands:
DBY,™ Democracy,® Dorby,™
J.H.Collectibles,®[2]
Liz Claiborne,®[2] Plaza South,™
Sag Harbor®

Products:
Women's dresses and suits.

HOLLYWOULD
12 West 57th Street,
Suite 806
New York, NY 10019
212-343-8344
212-343-8345 Fax

Creative Director:
Holly N. Dunlap

Key Brands:
HOLLYWOULD®

Products:
Women's shoes, clothing,
handbags and accessories.

Kellwood Western Region
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4122
626-934-4128 Fax

Chief Executive Officer:
Arthur K. Gordon

DAVID MEISTER
550 7th Avenue,
19th Floor
New York, NY 10018
212-730-8421
212-730-8424 Fax

Chairman and Creative Director:
David Meister

President:
Gail M. Cook

Key Brands:
David Meister®[3]

Products:
Women's day dresses
and eveningwear.

E•N•C
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4111
626-934-4112 Fax

President:
Penny A. Aschkenasy

Key Brands:
Sangria,™ private labels

Products:
Women's sportswear and dresses.

JUNIOR APPAREL DIVISION
1407 Broadway,
Suite 206
New York, NY 10018
212-596-0400
212-391-2991 Fax

Group President:
Caren Belair

MY MICHELLE
13071 East Temple Avenue
City of Industry, CA 91746
626-934-4166
626-934-4165 Fax

Key Brands:
Jolt,™ Rewind,™ My Michelle®

Products:
Juniors' and girls' dresses,
sportswear, and denim.

XOXO
1466 Broadway,
Room 704
New York, NY 10036
212-575-0273
212-575-0309 Fax

President:
Suzanne Desiderio

Key Brands:
XOXO®[4]

Products:
Juniors' sportswear and dresses.

VINCE
5410 Wilshire Boulevard
Los Angeles, CA 90036
323-936-2939
323-936-7354 Fax

Chief Executive Officer:
Rea L. Laccone

President:
Christopher J. LaPolice

Key Brands:
Vince®

Products:
Women's and men's
contemporary sportswear.

Koret
505 14th Street
Oakland, CA 94612
510-622-7000
510-622-7292 Fax

President and
Chief Executive Officer:
Stephen F. Powers

Executive Vice President and
Chief Operating Officer:
Mary P. Hinson

Key Brands:
Koret,® Napa Valley®

Products:
Women's sportswear.

KELLWOOD RETAIL GROUP
505 14th Street
Oakland, CA 94612
510-622-7115
510-622-7294 Fax

President:
Debra S. Garcia

Lifestyle Design Group
1407 Broadway,
Suite 605
New York, NY 10018
212-391-8666
212-730-2040 Fax

Chief Executive Officer:
Paul A. Robb

DAVID DART
533 7th Avenue
New York, NY 10018
212-515-2729
917-464-6869 Fax

Key Brands:
David Dart®

Product:
Women's better knitwear.

IZOD WOMENSWEAR
1407 Broadway,
Suite 605
New York, NY 10018
212-515-2606
917-464-7272 Fax

President:
Suzanne J. Karkus

Key Brands:
IZOD®[5]

Products:
Women's sportswear.

Women's Sportswear

O OSCAR — AN OSCAR DE LA RENTA COMPANY
1407 Broadway,
Suite 610
New York, NY 10018
212-515-2681
212-354-6179 Fax

President:
Maria C. Viccaro

Key Brands:
O Oscar, An Oscar de la Renta Company™(6)

Products:
Women's better sportswear.

PROPHECY
1407 Broadway,
Suite 605
New York, NY 10018
212-391-8666
212-730-2040 Fax

Key Brands:
Prophecy®

Product:
Women's lifestyle sportswear.

SAG HARBOR
1407 Broadway,
Suite 605
New York, NY 10018
212-391-8666
212-730-2040 Fax

President:
Fran Boland

Key Brands:
Sag Harbor,® Sag Harbor Jean Company™

Products:
Women's lifestyle sportswear, and denim. Footwear and handbags are produced under license.

New Campaign, Inc.
550 7th Avenue,
11th Floor
New York, NY 10018
212-355-7656
212-355-1100 Fax

President and Chief Executive Officer:
Margie Greenlees

Key Brands:
Ralph Lauren,®(7) Polo Ralph Lauren,®(7) Lauren Ralph Lauren,®(7) Chaps®(7)

Products:
Belts, handbags, small leather goods, and other accessories.

Men's Sportswear

Phat Fashions
512 Seventh Ave,
29th Floor
New York, NY 10018
212-798-3100
212-798-3105 Fax

Chief Executive Officer:
Russell Simmons

President:
Bernt I. Ullmann

Key Brands:
Phat Farm,® Baby Phat®

Products:
Men's and women's lifestyle sportswear.

Smart Shirts Ltd.
55 King Yip Street
Kwun Tong, Kowloon
Hong Kong
011-852-279-75111
011-852-234-32715 Fax

Chairman:
Jesse C.P. Zee

Managing Director:
Gerald K. Rhoads

Key Brands:
Axcess,®(8) Claiborne,®(8) Concepts by Claiborne,™(8) Henry Jacobson,®(9) Nautica,®(10) Northern Isles,® private labels

Products:
Men's sportswear, dress and sport shirts, sweaters and woven tops.

Other Soft Goods

American Recreation Products, Inc.
1224 Fern Ridge Parkway,
2nd Floor
Saint Louis, MO 63141
314-576-8000
314-576-8072 Fax

President:
George J. Grabner, Jr.

Key Brands:
Eddie Bauer,®(11) Kelty,® Sierra Designs,® Slumberjack,® SwissGear,™(12) Wenzel,® Wenger®(12)

Products:
Tents, sleeping bags, backpacks, outdoor technical clothing and related camping accessories.

Gerber Childrenswear, Inc.
New York Office
1333 Broadway,
Suite 700
New York, NY 10018
212-268-5100
212-268-5122 Fax

Greenville Office
7005 Pelham Road
Greenville, SC 29615
864-987-5200
864-987-5499 Fax

President and Chief Executive Officer:
Gary F. Simmons

Key Brands:
Gerber,®(13) Onesies,® Beginnings "the best place to start"™

Products:
Underwear, undershirts, layette, sleepwear, bedding, bath, cloth diapers, training pants, hosiery, bibs, and gift sets.

(1) Women's Bridge and Better Sportswear manufactured under license from Calvin Klein, Inc. owner of the trademarks Calvin Klein® and ck Calvin Klein®
(2) Manufactured under license from L.C. Licensing, Inc. owner of the trademarks J.H.Collectibles® and Liz Claiborne®
(3) Manufactured under license from David Meister owner of the trademark David Meister®
(4) Manufactured under license from Global Brand Holdings, LLC., owner of the trademark XOXO®
(5) Manufactured under license from Phillips-Van Heusen Corporation, owner of the trademark IZOD®
(6) Women's Better Sportswear manufactured under license from Oscar de la Renta, Ltd., owner of the trademark O Oscar, An Oscar de la Renta Company.™
(7) Manufactured under license from PRL USA, Inc. and Polo Ralph Lauren Corporation, owner of the trademarks Ralph Lauren,® Polo Ralph Lauren,® Lauren Ralph Lauren® and Chaps®
(8) Dress shirts manufactured under license from L.C. Licensing, Inc., owner of the trademarks Axcess,® Claiborne,® Concepts by Claiborne.™
(9) Dress Shirts manufactured under license from Henry Jacobson, LLC., owner of the trademark Henry Jacobson®
(10) Woven dress shirts manufactured under license from Nautica Apparel, Inc., owner of the trademark Nautica®
(11) Manufactured under license from Eddie Bauer Diversified Sales, LLC., owner of trademark Eddie Bauer®
(12) Manufactured under license from Wenger, NA, owner of the trademarks SwissGear™ and Wenger®
(13) Manufactured under license from Gerber Products Co., owner of the trademark Gerber®

Board of Directors

ROBERT J. BAER[2,4]
President Emeritus
UniGroup, Inc.
Director
Stifel Financial Corp.

BEN B. BLOUNT, JR.[1,2]
Retired Director, Chief Financial Officer and Executive Vice President
Finance, Planning and Administration
Oxford Industries, Inc.

KITTY G. DICKERSON, PH.D.[1,4]
Author, Professor and Chair,
Department of Textile
and Apparel Management
University of Missouri-Columbia

JERRY M. HUNTER[2]
Partner
Bryan Cave LLP
St. Louis, Missouri

LARRY R. KATZEN[1,2,3]
Retired Managing Partner
Great Plains Region,
Arthur Andersen
St. Louis, Missouri
Director
Pathmark Stores, Inc.
Director
The Men's Wearhouse, Inc.

PHILIP B. MILLER[1,4]
Retired Chairman
and Chief Executive Officer
Saks Fifth Avenue
President
Philip B. Miller Associates
Director
DSW, Inc.
St. John Knits International

JANICE E. PAGE[2,3,4]
Director
American Eagle Outfitters, Inc.
R.G. Barry Corporation

ROBERT C. SKINNER, JR.[3]
Chairman, President
and Chief Executive Officer
Kellwood Company

HARVEY A. WEINBERG[1,3,4]
Retired Chairman
and Chief Executive Officer
Hartmarx Corporation
Director
R.G. Barry Corporation

Committees
(1) Audit Committee
(2) Compensation Committee
(3) Executive Committee
(4) Corporate Governance Committee

Officers

ROBERT C. SKINNER, JR.
Chairman, President and
Chief Executive Officer

W. LEE CAPPS III
Chief Operating Officer,
Chief Financial Officer
and Treasurer

THOMAS H. POLLIHAN
Executive Vice President,
Secretary and General Counsel

GREGORY W. KLEFFNER
Senior Vice President Finance
and Controller

DONNA B. WEAVER
Vice President Corporate
Communications

LUTHER J. ROLLINS, JR.
Assistant General Counsel
and Assistant Secretary

TIMOTHY D. SEIFERT
Assistant General Counsel
and Assistant Secretary

KEITH A. GRYPP
Assistant Secretary

JOHN E. BRUENGER
Assistant Treasurer

SCOTT C. WHITLEY
Assistant Treasurer

Shareowner Information

Annual Meeting
The Annual Meeting of Shareowners will be held at 10:00 a.m. on Thursday, June 7, 2007, at:

Kellwood Company
600 Kellwood Parkway
Chesterfield, MO 63017

Shareowner Information
Communication regarding all shareowner records should be directed to the Company's transfer agent and registrar:

American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449
www.amstock.com

Inquiries concerning matters of general interest to shareowners should be sent to Anne Mykins, Legal Assistant at Kellwood Headquarters, anne_mykins@kellwood.com.

Dividend Reinvestment Plan
A dividend reinvestment plan is offered to shareowners as an affordable and convenient way to increase your holdings in Kellwood Company common stock. The plan provides for the automatic reinvestment of your dividends and voluntary cash payments.

For more information on the program, contact:

American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038
800-278-4353
www.amstock.com

For more information about Kellwood, the Company can be accessed via the Internet at www.kellwood.com.

Annual and 10-K Reports
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is enclosed here in and is available to shareowners without charge. The Company has filed its CEO/CFO certifications required by Section 302 as exhibits to the Form 10-K.

Your written request should be directed to:

Thomas H. Pollihan
Executive Vice President,
Secretary and General Counsel
tom.pollihan@kellwood.com

Kellwood Company
P.O. Box 14374
St. Louis, MO 63178

Additional copies of the annual report to shareowners are available by contacting the Corporate Communications department at the above address or at the following e-mail address: corp_communications @kellwood.com.

NYSE Certification
The Company's CEO has certified to the New York Stock Exchange that he is not aware of any violation by the Company of New York Stock Exchange corporate governance listing standards. This certification was submitted to the New York Stock Exchange on June 26, 2006.

Stock Data
The common stock of Kellwood Company is traded on the New York Stock Exchange (NYSE) under the trading symbol of "KWD."

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
800 Market Street
St. Louis, MO 63101



KELLWOOD

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 3, 2007

OR

__ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number: 1-7340

KELLWOOD COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	36-2472410
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

600 KELLWOOD PARKWAY, P.O. BOX 14374, ST. LOUIS, MO	63178
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (314) 576-3100

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ] Accelerated Filer [X] Non-Accelerated Filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The estimated aggregate market value of the Common Stock held by nonaffiliates on July 29, 2006 (based upon the closing price of these shares on the New York Stock Exchange) was approximately $685,275,914.

Number of shares of Common Stock, par value $0.01, outstanding at March 10, 2007: 25,913,470.

Documents Incorporated By Reference
Certain portions of the registrant's Proxy Statement for Annual Meeting of Shareowners to be held on June 7, 2007 are incorporated in Part III of this Form 10-K.

KELLWOOD COMPANY
FORM 10-K FOR THE YEAR ENDED FEBRUARY 3, 2007
TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

Item 1. Business

We are marketers of women's and men's sportswear, infant apparel and recreational camping products. We market branded as well as private label products and market to all channels of distribution with product specific to the particular channel.

Our fiscal year ends on the Saturday nearest January 31. References to our fiscal years represent the following:

Fiscal Year	Represents the 52 weeks ended
2004	January 29, 2005
2005	January 28, 2006
Fiscal Year	**Represents the 53 weeks ended**
2006	February 3, 2007

(a) We and our subsidiaries are marketers of apparel and consumer soft goods. We specialize in branded as well as private label products, and market to all channels of distribution with product specific to a particular channel. Most of our products are purchased from foreign contract manufacturers. Our Smart Shirts operation, discussed below, manufactures its own products.

Kellwood Company was founded in 1961 as the successor by merger of fifteen independent suppliers to Sears. Beginning in 1985, we implemented a business strategy to expand our branded label products, broaden our customer base, increase our channels of distribution and further develop our global product sourcing capability. As a result of this strategy, we have redirected our focus from primarily the manufacturing of private label apparel and home fashions for Sears to a marketing-driven emphasis on branded apparel and related soft goods. Our strategy has expanded our branded label products, diversified our customer base, broadened our channels of distribution and further developed our global product sourcing capabilities. Also as part of this strategy, we have acquired 26 domestic companies or businesses since 1985. The following companies were acquired since 2001:

Company Name	Date of Acquisition
• HOLLYWOULD, Inc.	December 2006
• CRL Group, LLC (Vince)	October 2006
• Phat Fashions, LLC/Phat Licensing, LLC	February 2004
• Briggs New York Corp.	February 2003
• Gerber Childrenswear, Inc.	June 2002

These companies are principally marketers of branded apparel. In addition to our domestic acquisitions, in the early 1980's, we acquired Smart Shirts Limited (Smart Shirts) of Hong Kong, a leading shirt manufacturer in the Far East. Since its acquisition, Smart Shirts has diversified its manufacturing capabilities from its principal base of Hong Kong to China, Sri Lanka and the Philippines.

(b) The information required by this Item constitutes part of our 2006 Consolidated Financial Statements, under the caption "Industry Segment and Geographic Area Information," in Note 14 to Consolidated Financial Statements, which information is included in Item 8 to this Form 10-K, which information is incorporated herein by reference.

(c) We and our subsidiaries are principally engaged in the apparel and related soft goods industry. Our products are manufactured primarily in Asia.

(i) Our divisions are aggregated into three major consumer market product groupings along with General Corporate, which represent our four reportable segments. The three major consumer segments are as follows:

- **Women's Sportswear** designs, merchandises and sells women's sportswear sold through leading retailers in all channels of distribution. Product lines include blazers, dresses, sweaters, blouses, vests, other tops, skirts, pants and skorts. The business is primarily branded goods sold at the popular-to-moderate price points, but the segment does include some better-to-bridge lines – upper price point women's sportswear sold principally to specialty stores, department stores and catalog houses. A partial list of such brands we own are Sag Harbor®, Koret®, Dorby™, My Michelle®, Briggs New York® (Briggs) and Vince®. Calvin Klein, XOXO®, Liz Claiborne® Dresses and Suits, O Oscar and David Meister® are Women's Sportswear brands sold under licensing agreements. Sales of Women's Sportswear accounted for 62%, 58% and 56% of our consolidated revenue from continuing operations in 2004, 2005 and 2006, respectively.

- **Men's Sportswear** designs, manufactures and sells men's woven and knit shirts, pants and jeans sold to leading department stores, catalog houses and national chains. The business is primarily private label but also includes a number of branded programs such as Slates® business casual shirts, sweaters and tops, Nautica®, Claiborne® and Dockers® dress shirts and Phat Farm® and Northern Isles® sportswear. Sales of Men's Sportswear accounted for 24%, 26% and 27% of our consolidated revenue from continuing operations in 2004, 2005 and 2006, respectively.

- **Other Soft Goods** designs, merchandises and sells infant apparel and recreation products (tents, sleeping bags, backpacks and related products). The business is primarily branded goods including Kelty® and Sierra Designs® for recreation products and Gerber® for infant apparel. Sales of Other Soft Goods accounted for 14%, 16% and 17% of our consolidated revenue from continuing operations in 2004, 2005 and 2006, respectively.

(ii) We anticipate no significant change in products or new industry segments, which would require a material investment. However, business acquisitions and new brands (either developed internally or through license agreements) within all three of our consumer market segments are continually being considered. Overall, it is anticipated that external and internal demands will generate increasing requirements for capital investment.

In 2003 and 2004 we entered into several major licensing agreements, including Calvin Klein and IZOD for women's sportswear, XOXO® for junior's sportswear and dresses and Liz Claiborne® for women's dresses and suits. In 2004, we acquired Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat). Phat is a licensor of apparel for men, women and children, athletic shoes and accessories through the Phat Farm® and Baby Phat® brands. Part of the purchase was Phat's option to buyout the license from the menswear licensee, which we exercised shortly after the purchase. In 2006, we did the following: entered into an amended agreement under which we extended the Calvin Klein women's better sportswear license for North America; were granted the ck Calvin Klein women's bridge sportswear license for North America; agreed to re-launch O Oscar, an Oscar de la Renta Company, as a better women's sportswear collection exclusively at Macy's; extended the XOXO® license for junior's sportswear and dresses; and discontinued the New Campaign and IZOD operations, which resulted in the termination of the related licensing agreements.

(iii) We purchase finished goods from numerous contract manufacturers and to a lesser extent raw materials directly from numerous textile mills and yarn producers and converters. We have not experienced difficulty in obtaining finished goods or raw materials essential to our business in any of our business segments.

(iv) We are the owner of certain trade names essential to our business. We also license certain trade names in each of our business segments having various terms, which expire at various times through 2012. Further information about our trade names is set forth in our 2006 Consolidated Financial Statements, under the caption "Industry Segment and Geographic Area Information," in Note 14 to Consolidated Financial Statements, which information is included in Item 8 to this Form 10-K.

(v) Although our various product lines are sold on a year-round basis, the demand for specific styles is seasonal. Women's Sportswear products are generally sold at the beginning of each of the retail selling seasons including spring, summer, fall and holiday. Sales of Men's Sportswear and Other Soft Goods are also dependent, although to a lesser extent, on the retail selling seasons.

(vi) Consistent with the seasonality of specific product offerings, we carry necessary levels of inventory to meet the anticipated delivery requirements of our customers.

(vii) Customers that accounted for more than ten percent of our consolidated net sales during 2006 and the related sales amounts are as follows:

	Percent of Sales	Net Sales
Wal-Mart	12%	$ 222,893
Kohl's	11%	$ 201,493

Sales to Wal-Mart occurred in our Women's Sportswear, Men's Sportswear and Other Soft Goods segments. Sales to Kohl's occurred in our Women's Sportswear and Men's Sportswear segments. We believe that the relationship with these customers will continue into the foreseeable future.

(viii) We do not believe that backlog is a meaningful or a material indicator of sales that can be expected for any period. All of our backlog is expected to be filled within 12 months, but there can be no assurance that the backlog at any point in time will translate into sales in any particular subsequent period.

(ix) Contracts or subcontracts with the government are not material.

(x) We have substantial competition from numerous manufacturers and marketers, but accurate statistics relative to the competitive position of our products and brands are not available. Our ability to compete depends principally on styling, service to the retailer, continued high regard for our brands and trade names and price. Our competitors include, among others, Jones Apparel Group Inc., Liz Claiborne Inc., Polo Ralph Lauren Corp., Tommy Hilfiger Group and V.F. Corporation.

(xi) We have a continuing program for the purpose of improving our production machinery and products, which includes consumer research and advertising programs. We are not engaged in any material customer-sponsored research and development programs. The amount spent on research and development activities during 2004, 2005 and 2006 was not material.

(xii) In the opinion of management, there will be no material effect on us resulting from compliance with any federal, state or local provisions, which have been enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment.

(xiii) At the end of 2006, we had approximately 30,000 employees. Substantially all of the work force is non-union, and we consider our relations with our employees to be satisfactory.

(d) Our Smart Shirts operations in the Men's Sportswear segment operate a number of foreign manufacturing operations. We have no other material foreign manufacturing operations and our foreign customers are not material. The sales, operating profit and net assets attributable to each segment are set forth under the caption "Industry Segment and Geographic Area Information" in Note 14 to the Consolidated Financial Statements, which information is included in Item 8 to this Form 10-K. Smart Shirts' operations are included in the Men's Sportswear segment and comprise 84% of sales and 87% of net assets from the continuing operations of this segment for 2004; 84% of sales and 85% of net assets from the continuing operations of this segment for 2005; and 85% of sales and 97% of net assets from the continuing operations of this segment for 2006. Almost all of Smart Shirts' net assets are located outside of the United States. Almost all of Smart Shirts' sales were in the United States in 2004, 2005 and 2006. Diversification of Smart Shirts' manufacturing capacity to various countries helps to mitigate these risks.

Because approximately 77% of our products are sourced from contract manufacturers, primarily in the Eastern Hemisphere, we established Kellwood Global Limited (KGL) in 2002, a Far Eastern sourcing infrastructure based in Hong Kong. KGL provides sourcing only to Kellwood divisions and does not have significant assets.

(e) We maintain a company website at www.kellwood.com. We make available, free of charge through the website, our annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission (SEC). Information relating to our corporate governance, including the Corporate Governance Committee Charter, Compensation Committee Charter, Audit Committee Charter and Corporate Governance Principles, is available at our website within the "About Kellwood" section, under the caption "Corporate Governance" and is also available in print to any shareowner who requests it.

Item 1A. Risk Factors

Cautionary Statements Concerning Forward-Looking Statements

This Form 10-K contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" within the meaning of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our expectations or beliefs concerning future events and are based on various assumptions and subject to a wide variety of risks and uncertainties. Although we believe that our expectations reflected in the forward-looking statements are reasonable, we cannot and do not give any assurance that such expectations will prove to be correct.

The reader is also directed to our periodic filings with the Securities and Exchange Commission for additional factors that may impact our results of operations and financial condition.

The words "believe", "expect", "will", "estimate", "project", "forecast", "planned", "should", "anticipate" and similar expressions may identify forward-looking statements. Additionally, all statements other than statements of historical facts included in this Form 10-K are forward-looking.

Forward-looking statements are not guarantees, as actual results could differ materially from those expressed or implied in forward-looking statements. We specifically disclaim any obligation to publicly update, modify, retract or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained herein, the entire contents of our website, and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.

Our forward-looking statements are based on certain assumptions, and our operations are subject to various risks and uncertainties. Any one of these factors or any combination of these factors could materially affect the results of our operations and cause actual results to differ materially from our expectations.

Our financial condition and performance are subject to various risks and uncertainties, including the risk factors described below. We may amend or supplement the risk factors from time to time by other reports that are filed with the SEC in the future.

Intense competition in the apparel industry could reduce our sales and profitability.

As an apparel company, we face competition on many fronts including the following:

- establishing and maintaining favorable brand recognition;
- developing products that appeal to consumers;
- pricing products appropriately; and
- obtaining access to and sufficient floor space in retail outlets.

Competition in the apparel industry is intense and is dominated by a number of very large brands, many of which have greater financial, technical and marketing resources, greater manufacturing capacity and more extensive and established customer relationships than we do. The competitive responses encountered from these larger, more established apparel companies may be more aggressive and comprehensive than anticipated, and we may not be able to compete effectively. The aggressive and competitive nature of the apparel industry may result in lower prices for our products and decreased gross profit margins, either of which may materially adversely affect sales and profitability.

Our business will suffer if we fail to continually anticipate fashion trends and customer tastes.

Customer tastes and fashion trends can change rapidly. We may not be able to anticipate, gauge or respond to these changes within a timely manner. If we misjudge the market for products or product groups or if we fail to identify and respond appropriately to changing consumer demands and fashion trends, we may be faced with unsold finished goods inventory, which could materially adversely affect expected operating results and decrease sales, gross margins and profitability.

The apparel industry has relatively long lead times for the design and production of products. Consequently, we must in some cases commit to production in advance of orders based on forecasts of customer and consumer demand. If we fail to forecast demand accurately, we may under-produce or over-produce a product and encounter difficulty in filling customer orders or in liquidating excess inventory. Additionally, if we over-produce a product based on an aggressive forecast of demand, retailers may not be able to sell the product and cancel future orders or require retrospective price adjustments. These outcomes could have a material adverse effect on sales and brand image and seriously affect sales and profitability.

Our revenues and profits are sensitive to consumer confidence and spending patterns.

The apparel industry has historically been subject to cyclical variations, recessions in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits which could negatively impact our business overall, the carrying value of our tangible assets, intangible assets and goodwill and specifically sales, gross margins and profitability. The success of our operations depends on consumer spending. Consumer spending is impacted by a number of factors, including actual and perceived economic conditions affecting disposable consumer income (such as unemployment, wages, energy costs, etc.), business conditions, interest rates, availability of credit and tax rates in the general economy and in the international, regional and local markets where our products are sold. Any significant deterioration in general economic conditions or increases in interest rates could reduce the level of consumer spending and inhibit consumers' use of credit. In addition, war, terrorist activity or the threat of war and terrorist activity may adversely affect consumer spending, and thereby have a material adverse effect on our financial condition and results of operations.

The concentration of our customers could adversely affect our business.

Our twenty largest customers accounted for approximately 76% of sales in fiscal 2006, with the largest customer accounting for 12% of total fiscal 2006 sales. We do not have long-term contracts with any customers, and sales to customers generally occur on an order-by-order basis and are subject to certain rights of cancellation and rescheduling by the customer.

A decision by any of our major customers, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from us, or to change their manner of doing business with us, could substantially reduce revenues and materially adversely affect our profitability.

Consolidation and change in the retail industry may eliminate existing or potential customers.

A number of apparel retailers have experienced significant changes and difficulties over the past several years, including consolidation of ownership, increased centralization of buying decisions, restructurings, bankruptcies and liquidations. During past years, various apparel retailers, including some of our customers, have experienced financial problems that have increased the risk of extending credit to those retailers. Financial problems with respect to any of our customers could cause us to reduce or discontinue business with those customers or require us to assume more credit risk relating to those customers' receivables, either of which could have a material adverse effect on our business, results of operations and financial condition.

There has been and continues to be merger, acquisition and consolidation activity in the retail industry. Future consolidation could reduce the number of our customers and potential customers. A smaller market for our products could have a material adverse impact on our business and results of operations. In addition, it is possible that the larger customers, which result from mergers or consolidations, could decide to perform many of the services that we currently provide. If that were to occur, it could cause our business to suffer.

With increased consolidation in the retail industry, we are increasingly dependent upon key retailers whose bargaining strength and share of our business is growing. Accordingly, we face greater pressure from these customers to provide more favorable trade terms. We could be negatively affected by changes in the policies or negotiating positions of our customers. Our inability to develop satisfactory programs and systems to satisfy these customers could adversely affect operating results in any reporting period.

Loss of key personnel could disrupt our operations.

Our continued success is dependent on the ability to attract, retain and motivate qualified management, administrative and sales personnel to support existing operations and future growth. Competition for qualified personnel in the apparel industry is intense and we compete for these individuals with other companies that in many cases have greater financial and other resources. The loss of the services of any members of senior management, or the inability to attract and retain other qualified personnel could have a material adverse effect on our business, results of operations and financial condition.

The extent of our foreign sourcing and manufacturing may adversely affect our business.

For fiscal 2006, approximately 93% of our products were manufactured outside the United States. As a result of the magnitude of our foreign sourcing and manufacturing, our business is subject to the following risks:

- uncertainty caused by the elimination of import quotas in China. Such quotas have been replaced by safeguard provisions that continue to provide limits on importation of apparel on China. The operation and effects of these safeguard provisions are uncertain and could result in delays in imports and supplies. As a result, we will have to monitor and manage our sourcing of products and develop alternative sourcing plans, if necessary, to alleviate the impact of any anticipated impact of safeguard provisions;
- political and economic instability in countries, including heightened terrorism and other security concerns, which could subject imported or exported goods to additional or more frequent inspections, leading to delays in deliveries or impoundment of goods;
- imposition of regulations and quotas relating to imports, including quotas imposed by bilateral textile agreements between the United States and foreign countries;
- imposition of increased duties, taxes and other charges on imports;
- significant fluctuation of the value of the dollar against foreign currencies;
- restrictions on the transfer of funds to or from foreign countries;
- political instability, military conflict, or terrorism involving the United States, or any of the many countries where our products are manufactured, which could cause a delay in transportation, or an increase in transportation costs of raw materials or finished product;
- disease epidemics and health related concerns, such as SARS, mad cow or hoof and mouth disease outbreaks in recent years, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;
- reduced manufacturing flexibility because of geographic distance between our foreign manufacturers and us, increasing the risk that we may have to mark down unsold inventory as a result of misjudging the market for a foreign-made product; and
- violations by foreign contractors of labor and wage standards and resulting adverse publicity.

If these risks limit or prevent us from selling or manufacturing products in any significant international market, prevent us from acquiring products from foreign suppliers, or significantly increase the cost of our products, our operations could be seriously disrupted until alternative suppliers are found or alternative markets are developed, which could negatively impact our business.

The success of our licenses depends on the value of the licensed brands.

Many of our products are produced under license agreements with third parties. Similarly, we license some of our brand names to other companies. Our success depends on the value of the brands and trademarks that we license and sell. Brands that we license from third parties are integral to our business as is the implementation of our strategies for growing and expanding these brands and trademarks. We market some of our products under the names and brands of recognized designers. Our sales of these products could decline if any of those designer's images or reputations were to be negatively impacted. Additionally, we rely on continued good relationships with both licensees and licensors, of certain trademarks and brand names. Adverse actions by any of these third parties could damage the brand equity associated with these trademarks and brands, which could have a material adverse effect on our business, results of operations and financial condition.

Our profitability and earnings could be negatively affected if sales of certain products are not sufficient to offset the minimum royalty payments we must pay with respect to these products.

Many of the license agreements we have require significant minimum royalty payments. Our ability to generate sufficient sales and profitability to cover these minimum royalty requirements is not guaranteed and if sales of such products are not sufficient to generate these minimum payments, it could have a material adverse effect on our business, results of operations and financial condition.

Our competitive position could suffer, if our intellectual property rights are not protected.

We believe that our trademarks, patents, technologies and designs are of great value. From time to time, third parties have challenged, and may in the future try to challenge, our ownership of our intellectual property. We are susceptible to others imitating our products and infringing our intellectual property rights. Our licensing agreements with more recognized designers may cause us to be more susceptible to infringement of our intellectual property rights, as some of our brands enjoy significant worldwide consumer recognition and generally higher pricing thus creating additional incentive for counterfeiters and infringers. Imitation or counterfeiting of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. We cannot assure the reader that the actions we have taken to establish and protect our trademarks and other intellectual property rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, we cannot assure the reader that others will not assert rights in, or ownership of, our trademarks and other intellectual property rights or in similar marks or marks that we license and/or market or that we will be able to successfully resolve these conflicts to our satisfaction. We may need to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of resources.

Fluctuations in the price, availability and quality of raw materials could cause delays and increase costs.

Fluctuations in the price, availability and quality of the fabrics or other raw materials used in our manufactured apparel could have a material adverse effect on cost of sales or our ability to meet customer demands. The prices for fabrics depend largely on the market prices for the raw materials used to produce them, particularly cotton. The price and availability of the raw materials and, in turn, the fabrics used in our apparel may fluctuate significantly, depending on many factors, including crop yields, weather patterns and changes in oil prices. We may not be able to pass higher raw materials prices and related transportation costs on to our customers.

Our reliance on independent manufacturers could cause delays and damage customer relationships.

We use independent manufacturers to assemble or produce a substantial portion of our products. We are dependent on the ability of these independent manufacturers to adequately finance the production of goods ordered and maintain sufficient manufacturing capacity. The use of independent manufacturers to produce finished goods and the resulting lack of direct control could subject us to difficulty in obtaining timely delivery of products of acceptable quality. We generally do not have long-term contracts with any independent manufacturers. Alternative manufacturers, if available, may not be able to provide us with products or services of a comparable quality, at an acceptable price or on a timely basis. There can be no assurance that there will not be a disruption in the supply of our products from independent manufacturers or, in the event of a disruption, that we would be able to substitute suitable alternative manufacturers in a timely manner. The failure of any independent manufacturer to perform or the loss of any independent manufacturer could have a material adverse effect on our business, results of operations and financial condition.

Additionally, we require our manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. We also sometimes impose upon our business partners operating guidelines that require additional obligations in those areas in order to promote ethical business practices, and our staff periodically visits and monitors the operations of our independent manufacturers to determine compliance. However, we do not control our independent manufacturers or their labor and other business practices. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products could be interrupted, orders could be cancelled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our revenues and, consequently, our results of operations.

Acquisitions have accounted for a significant portion of our past sales growth, and we may not find suitable acquisition candidates in the future.

Acquisitions have accounted for a significant portion of our sales growth in the past, and we expect to continue to generate a significant portion of our sales growth through acquisitions in the future. Our sales growth may be adversely affected if we are unable to find suitable acquisition candidates at reasonable prices, we are not successful in integrating any acquired businesses in a timely manner, or such acquisitions do not achieve anticipated results. In addition, future acquisitions could use substantial portions of our available cash for all or a portion of the purchase price. We could also issue additional securities as consideration for these acquisitions, which could cause our stockholders to suffer significant dilution.

Acquisitions may create transitional challenges.

Our business strategy includes growth through strategic acquisitions. That strategy depends on the availability of suitable acquisition candidates at reasonable prices and our ability to quickly resolve challenges associated with integrating these acquired businesses into our existing business. These challenges include:

- integration of product lines, sales forces and manufacturing facilities;
- decisions regarding divestitures, inventory write-offs and other charges;
- employee turnover, including key management and creative personnel of the acquired businesses;
- disruption in product cycles;
- loss of sales momentum;
- maintenance of acceptable standards, controls, procedures and policies;
- potential disruption of ongoing business and distraction of management;
- impairment of relationships with employees and customers, as a result of integrating new personnel;
- inability to maintain relationships with customers of the acquired business;
- failure to achieve the expected benefits of the acquisition;
- expenses of the acquisition; and
- potential unknown liabilities and unanticipated expenses associated with the acquired businesses.

Section 203 of the Delaware General Corporation Law and certain provisions in our certificate of incorporation and by-laws may delay, defer or prevent a change in control that our stockholders might consider to be in their best interests.

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits "business combinations" between a publicly-held Delaware corporation and an "interested stockholder" which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock during the three-year period following the date that such stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control of the Company that our stockholders might consider to be in their best interests.

Our certificate of incorporation and by-laws contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making them unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

- a board of directors that is divided into two classes with staggered terms;
- elimination of the right of our shareowners to act by written consent;
- rules regarding how shareowners may present proposals or nominate directors for election at shareowner meetings;
- the right of our board of directors to issue preferred stock without shareowner approval;
- a supermajority vote of shareholders for business combinations involving a holder of 25% or more of our outstanding common stock;
- a supermajority vote of shareowners to remove directors; and
- a supermajority vote of shareowners to amend these provisions.

We also have a rights agreement permitting under certain circumstances each holder of common stock, other than potential acquirers, to purchase one one-hundredth of a share of a newly created series of our Series A Junior Preferred Stock at a purchase price of $100 or to acquire additional shares of our common stock 50% of the current market price. The rights are not exercisable or transferable until a person or group acquires 20% or more of our outstanding common stock. The rights are not exercisable, if the acquisition is pursuant to a qualified offer for all outstanding shares. The agreement is reviewed by our independent directors at least every three years to consider whether the maintenance of the agreement continues to be in the best interests of our shareowners and us.

We believe these provisions protect our shareowners from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. The provisions are not intended to make us immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareowners and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our shareowners and us.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties
At February 3, 2007, we operated 27 distribution or production facilities worldwide. Our operating facilities are primarily owned or leased under operating leases that generally contain renewal options. We also operated 83 retail stores at February 3, 2007, primarily in the Women's Sportswear segment. Our retail space is leased under operating leases. We lease our corporate office space in St. Louis County, Missouri and New York City, as well as showrooms and division office space, a substantial portion of which is in New York City.

Women's Sportswear
This segment currently operates seven warehousing and distribution centers totaling approximately 2.1 million square feet including:

- A 533,000 square foot warehouse and distribution center in the Los Angeles area;
- A multi-tiered 880,000 square foot warehouse and distribution center in Trenton, Tennessee; and
- A 400,000 square foot warehouse and distribution center in Chico, California.

These facilities serve multiple divisions, thereby generating economies of scale in warehousing and distribution activities.

Men's Sportswear
This segment currently operates one warehouse and distribution center and fourteen manufacturing facilities totaling approximately 1.5 million square feet. All of these facilities are operated by our Smart Shirts subsidiary. Smart Shirts' subsidiaries manage operations in Hong Kong, Sri Lanka, Philippines and China.

Additionally, this segment shares the warehousing and distribution center in Trenton, Tennessee with the Women's Sportswear segment.

Other Soft Goods
This segment operates four domestic warehousing and distribution facilities and one warehousing and distribution facility in Canada totaling approximately 725,000 square feet.

In management's opinion, our current facilities generally are well maintained and provide adequate capacity for future operations. However, management continues to evaluate the need to reposition our portfolio of businesses and facilities to meet the needs of the changing markets we serve and to reflect the international business environment.

Item 3. Legal Proceedings
We are currently party to various legal proceedings. While management currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse impact on our financial position, cash flows or results of operations, litigation is subject to inherent uncertainties.

Item 4. Submission of Matters to a Vote of Security Holders
No matters were submitted to a vote of security holders during the last quarter of the year covered by this report.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Data

	2005			2006		
	Stock Price		Dividends	Stock Price		Dividends
	High	Low	Paid	High	Low	Paid
First Quarter	$ 30.55	$ 24.88	$ 0.16	$ 32.69	$ 23.69	$ 0.16
Second Quarter	28.42	23.75	0.16	34.57	24.80	0.16
Third Quarter	26.11	21.94	0.16	31.98	24.46	0.16
Fourth Quarter	24.84	21.83	0.16	34.84	29.02	0.16

Common stock of Kellwood Company is traded on the New York Stock Exchange, ticker symbol KWD. At March 10, 2007, there were approximately 2,510 shareowners of record.

In July 2005, we announced a stock repurchase program (Stock Repurchase Program). The Board of Directors authorized us to repurchase, at our discretion, up to ten percent of the outstanding shares of our common stock through open market or privately negotiated transactions. The Board of Directors has approved the investment of up to $75,000,000 for this purpose. During fiscal year 2005, we repurchased 2,218,200 shares at an average price of $24.99 per share, totaling $55,430,070. During fiscal year 2006, we repurchased 173,600 shares at an average price of $28.83 per share, totaling $5,005,669. We made no repurchases during the fourth quarter of 2006. Payments made under the Stock Repurchase Program are recorded in Treasury Stock on the Consolidated Balance Sheets.

Performance Graph

The following graph compares the performance of Kellwood common shares with that of the S&P 500 and S&P 500 Apparel, Accessories & Luxury Goods Indices. The graph plots the growth in value of an initial $100 investment over the indicated time periods ended January 31, with dividends reinvested.


FIVE YEAR TOTAL RETURN COMPARISON
$300
$250
$200
$150
$100
$50
$0
1/02
1/03
1/04
1/05
1/06
1/07
Kellwood Co.
S&P 500 Index
S&P 500 Apparel, Accessories & Luxury Goods Index

	1/02	1/03	1/04	1/05	1/06	1/07
Kellwood Co.	$100	$101	$177	$128	$109	$151
S&P 500 Index	$100	$77	$104	$110	$121	$139
S&P 500 Apparel, Accessories & Luxury Goods Index	$100	$85	$99	$126	$138	$177

Note: Total return assumes reinvestment of dividends

Item 6. Selected Financial Data

This section presents our selected historical financial data and certain additional information.

In June 2002, we acquired Gerber Childrenswear, Inc., a manufacturer of baby apparel as well as bath and bedding products. In February 2003, we acquired Briggs New York Corp., a manufacturer of women's apparel. In February 2004, we acquired Phat Fashions, LLC and Phat Licensing, LLC, manufacturers of men's apparel. In October 2006, we acquired a women's apparel manufacturer named CRL Group, LLC, which we refer to as Vince. In December 2006, we acquired HOLLYWOULD, Inc., a manufacturer of women's apparel, shoes and accessories.

The selected financial data below for the last five fiscal years presents consolidated financial information of Kellwood Company and subsidiaries and have been derived from our audited consolidated financial statements (dollars in thousands, except per share data).

	2002[1]	2003	2004	2005[3]	2006[3]
Fiscal year ended	2/1/2003	1/31/2004	1/29/2005	1/28/2006	2/3/2007
Net sales	$ 1,706,006	$ 1,925,491	$ 2,115,252	$ 1,962,039	$ 1,961,750
Net earnings from continuing operations	34,861	66,720	62,221	18,756	21,083
Net earnings (loss) from discontinued operations [2], [4], [5]	7,149	671	4,115	(57,169)	10,319
Net earnings (loss)	$ 42,010	$ 67,391	$ 66,336	$ (38,413)	$ 31,402
Earnings (loss) per share:					
Basic:					
Continuing operations	$ 1.42	$ 2.52	$ 2.26	$ 0.70	$ 0.82
Discontinued operations [2], [4], [5]	0.29	0.03	0.15	(2.12)	0.40
Net earnings (loss)	$ 1.71	$ 2.54	$ 2.41	$ (1.42)	$ 1.22
Diluted:					
Continuing operations	$ 1.40	$ 2.46	$ 2.22	$ 0.69	$ 0.82
Discontinued operations [2], [4], [5]	0.29	0.02	0.15	(2.11)	0.40
Net earnings (loss)	$ 1.69	$ 2.49	$ 2.37	$ (1.42)	$ 1.21
Cash dividends declared per share	$ 0.64	$ 0.64	$ 0.64	$ 0.64	$ 0.64
Cash	$ 209,514	$ 154,466	$ 249,391	$ 406,706	$ 341,072
Working capital	600,161	584,746	720,909	686,378	642,452
Total assets	1,251,801	1,282,343	1,569,803	1,512,144	1,514,576
Long-term debt	278,115	271,877	469,657	492,028	486,627
Short-term debt	26,596	2,743	149	16,349	19,556
Total debt	304,711	274,620	469,806	508,377	506,183
Stockholders' Equity	565,853	636,240	713,524	609,367	635,126
Equity per Diluted Share	22.75	23.48	25.45	22.49	24.55

[1] During 2002, we made the decision to implement realignment actions. These actions decreased 2002 earnings by $14,083 before tax ($9,112 after tax) or $0.37 per basic share ($0.37 per diluted share).

[2] During fiscal 2003, we discontinued our True Beauty by Emme® operations and sold our domestic and European Hosiery operations. As such, these operations have been reflected as discontinued operations for all periods presented.

[3] During 2005, we announced a Restructuring Plan (the 2005 Restructuring Plan). The costs associated with the 2005 Restructuring Plan decreased net earnings from continuing operations and net loss from discontinued operations for the fiscal year ended January 28, 2006 by $50,366 ($35,508 after tax) or $1.32 per basic share ($1.31 per diluted share) and $71,948 ($50,508 after tax) or $1.87 per basic share ($1.86 per diluted share), respectively. Of the total costs mentioned above for continuing operations, $2,450 ($1,727 after tax) was a decrease to net sales. The costs (income) associated with the 2005 Restructuring Plan decreased net earnings from continuing operations for the fiscal year ended February 3, 2007 by $33,632 ($21,423 after tax) or $0.83 per basic share ($0.83 per diluted share) and increased net earnings from discontinued operations for the fiscal year ended February 3, 2007 by $1,852 ($1,180 after tax) or $0.05 per basic share ($0.05 per diluted share), respectively. See Note 2 to Consolidated Financial Statements for further information.

[4] During fiscal 2005, we discontinued our Kellwood New England, several labels at our Oakland Operation, Private Label Menswear operations and Intimate Apparel, as part of the 2005 Restructuring Plan. As such, these operations have been reflected as discontinued operations for all periods presented. See Note 4 to Consolidated Financial Statements for further information.

[5] During fiscal 2006, we discontinued our New Campaign and IZOD operations. As such, these operations have been reflected as discontinued operations for all periods presented. See Note 4 to Consolidated Financial Statements for further information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (Dollars in thousands, except per share data)

FINANCIAL REVIEW

The following discussion is a summary of the key factors management considers necessary in reviewing our results of operations, liquidity, capital resources and operating segment results. The amounts and disclosures included in management's discussion and analysis of financial condition and results of operations, unless otherwise indicated, are presented on a continuing operations basis. This discussion should be read in conjunction with the Consolidated Financial Statements and related notes.

Our internal reporting and related ongoing management analyses utilize net earnings, earnings per share and gross profit excluding the impairment, restructuring and other non-recurring charges and the tax benefit from repatriation discussed below as key financial measures. Such items excluding the impairment, restructuring and other non-recurring charges and the income tax benefit from repatriation are referred to as ongoing. Management evaluates each of its divisions using these ongoing measures in order to isolate the results of operations by excluding these charges and benefits, which were infrequent and non-recurring. Therefore, throughout management's discussion and analysis of financial condition and results of operations, there will be a discussion of operating results both including and excluding the impairment, restructuring and other non-recurring charges. The ongoing amounts that exclude the impairment, restructuring and other non-recurring charges are non-GAAP measures and may not be comparable to measures used by other entities.

OPERATING RESULTS

2005 Restructuring Plan

During the second quarter of 2005, we announced a Restructuring Plan (the 2005 Restructuring Plan) aimed at advancing our corporate objectives of increasing our penetration of consumer lifestyle brands with strong growth and profit potential while reducing exposure to smaller volume brands and certain private label businesses. The 2005 Restructuring Plan resulted from a thorough strategic reassessment of all of our business operations. This reassessment was performed in the second quarter of 2005 and was directed by our Chief Executive Officer who was named to that position during the second quarter. The strategic reassessment focused on our businesses that had experienced profitability issues and considered the alignment of the businesses with our refreshed strategy, which considered, among other things, market place developments affecting the retail landscape and our retail customers.

The results of operations and impairment, restructuring and other non-recurring charges for the businesses sold and shut down are reported as discontinued operations. The gains and losses on consummated transactions involving the sale of operations are included as part of net gain from discontinued operations and are not significant. See Note 4 to Consolidated Financial Statements for further information on the operating results and financial position of the discontinued businesses.

The total 2005 Restructuring Plan provision recorded to date (the second quarter of 2005 through the fourth quarter of 2006) related to our reportable segments (before tax) is as follows:

	Continuing Operations	Discontinued Operations	Total
Women's Sportswear	$ 45,625	$ 22,362	$ 67,987
Men's Sportswear	1,022	13,197	14,219
Other Soft Goods	702	29,466	30,168
General Corporate	36,649	5,071	41,720
Total	$ 83,998	$ 70,096	$ 154,094

As of February 3, 2007, we have substantially completed the business dispositions and shutdown activities contemplated by the 2005 Restructuring Plan. We do not anticipate incurring significant expense related to the 2005 Restructuring Plan in future periods.

For the twelve months ended January 28, 2006, the costs related to the 2005 Restructuring Plan were recorded as follows:

	Fiscal Year ended January 28, 2006		
	Continuing Operations	Discontinued Operations	Total
Net sales	$ 2,450	$ 2,266	$ 4,716
Cost of products sold	5,575	11,751	17,326
Impairment of goodwill and intangibles	30,909	18,657	49,566
Fixed asset impairment	1,850	6,274	8,124
Restructuring and other non-recurring charges	9,582	33,000	42,582
Total pretax cost	$ 50,366	$ 71,948	$ 122,314
Total after tax cost	$ 35,508	$ 50,508	$ 86,016
Diluted loss per share	$ 1.31	$ 1.86	$ 3.17

For the twelve months ended February 3, 2007, the costs (income) related to the 2005 Restructuring Plan were recorded as follows:

	Fiscal Year ended February 3, 2007		
	Continuing Operations	Discontinued Operations	Total
Net sales	$ -	$ (2,192)	$ (2,192)
Cost of products sold	-	(348)	(348)
Restructuring and other non-recurring charges	33,632	688	34,320
Total pretax cost	$ 33,632	$ (1,852)	$ 31,780
Total after tax cost	$ 21,423	$ (1,180)	$ 20,243
Diluted loss (income) per share	$ 0.83	$ (0.05)	$ 0.78

A rollforward of the major components of this restructuring and other non-recurring charge from January 28, 2006 to February 3, 2007 recorded in continuing operations is as follows:

	Accrual as of January 28, 2006	Provision	Reversals	Utilization	Accrual as of February 3, 2007
Inventory and Purchase Commitment Reserves	$ 2,710	$ -	$ (52)	$ (2,658)	$ -
Contractual Obligations	3,600	31,977	-	(12,435)	23,142
Employee Severance and Termination Benefits	520	1,707	-	(1,561)	666
Total	$ 6,830	$ 33,684	$ (52)	$ (16,654)	$ 23,808

A rollforward of the major components of this restructuring and other non-recurring charge from January 28, 2006 to February 3, 2007 recorded in discontinued operations is as follows:

	Accrual as of January 28, 2006	Provision	Reversals	Utilization	Accrual as of February 3, 2007
Inventory and Purchase Commitment Reserves	$ 1,273	$ 109	$ (603)	$ (779)	$ -
Sales Allowances	2,266	-	(2,192)	(74)	-
Contractual Obligations	10,307	927	-	(6,538)	4,696
Employee Severance and Termination Benefits	9,783	307	(400)	(5,512)	4,178
Total	$ 23,629	$ 1,343	$ (3,195)	$ (12,903)	$ 8,874

Inventory and Purchase Commitment Reserves include provisions to reduce inventory and purchase commitments to net realizable values. Sales allowances included provisions for anticipated increased deductions taken by customers on previous sales for discontinued operations. Contractual Obligations are adverse contractual arrangements under which losses are probable and estimable and where there is no future economic benefit. These include leases and minimum payments under license agreements. Employee Severance and Termination Benefits are provided for in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. Total employee severance and termination benefits will be recorded as incurred and relates to approximately 1,400 employees.

The provision for contractual obligations for the twelve months ended February 3, 2007 includes $19,333 before tax ($12,315 after tax) for estimated future payments in connection with contractual obligations. These amounts were previously planned to be expensed as they were incurred, in accordance with accounting guidance in place when the 2005 Restructuring Plan was announced. On November 10, 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45-3, *Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners*, which was applicable for certain contractual obligations entered into in the first quarter subsequent to its issuance. Contracts under which we were obligated and that are part of the 2005 Restructuring Plan were amended during the current year; thus, the related obligations have been accrued in accordance with the new guidance.

Under SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill and other indefinite-lived intangible assets are no longer amortized but are reviewed for impairment at least annually and if a triggering event were to occur in an interim period. The 2005 Restructuring Plan was a triggering event that required impairment testing of certain divisions' goodwill and intangible asset balances. In connection with the 2005 Restructuring Plan and pursuant to our policies for assessing impairment of goodwill and long-lived assets, $29,279 and $20,287 of goodwill and intangible assets, respectively, including trademarks and customer lists, were written off during the second quarter of 2005. Of these amounts, $9,234 and $9,423 of goodwill and intangible assets, respectively, relate to divisions that are included in discontinued operations. Included in continuing operations is the write-off of $20,045 and $10,864 of goodwill and intangible assets, respectively.

Discontinued Operations

During the third quarter of 2006, our New Campaign and IZOD women's sportswear operations became discontinued. The discontinuance of New Campaign was the result of our agreement during the third quarter to transfer the business and sell business assets to the licensor. We expect to receive proceeds of approximately $9 million and do not anticipate a significant gain or loss from this sale. We expect to close this transaction in the first quarter of 2007. The discontinuance of our IZOD women's sportswear operation was the result of our agreement during the three months ended October 28, 2006 to terminate the licensing agreement. We expect to close this transaction in the second quarter of 2007 with no significant gain or loss. Prior to being classified as discontinued, the New Campaign and IZOD operations were included in the Women's Sportswear segment.

Related to our 2005 Restructuring Plan, as discussed in Note 2 to Consolidated Financial Statements, our Private Label Menswear (which does not include our Smart Shirts subsidiary) and several labels at our Oakland Operation were discontinued during the fourth quarter of 2005. During the third quarter of 2005, our Intimate Apparel and Kellwood New England operations became discontinued. Prior to being classified as discontinued, Kellwood New England and the labels at the Oakland Operation were included in the Women's Sportswear segment, the Private Label Menswear operations were included in the Men's Sportswear segment, and Intimate Apparel was included in the Other Soft Goods segment.

The results of operations and impairment, restructuring and other non-recurring charges for the discontinued operations (as discussed in Note 2 to Consolidated Financial Statements) are reported as discontinued operations for all periods presented. Additionally, assets and liabilities of the discontinued operations are segregated in the accompanying Consolidated Balance Sheets.

Operating results for the discontinued operations, including all charges incurred during the periods presented for the 2005 Restructuring Plan related to these divisions as described in Note 2 to Consolidated Financial Statements, are as follows:

	Fiscal Year		
	2004	2005	2006
Net sales	$ 440,453	$ 389,359	$ 86,790
Impairment, restructuring and other non-recurring charges	$ -	$ 57,931	$ 688
Earnings (loss) before income taxes	6,933	(81,942)	6,392
Income taxes	2,818	(24,773)	(3,927)
Net earnings (loss)	$ 4,115	$ (57,169)	$ 10,319
Diluted earnings (loss) per share	$ 0.15	$ (2.11)	$ 0.40

The 2004 income tax rate of 40.6% for discontinued operations differs from our overall 2004 tax rate due to foreign losses for which no benefit will be obtained. The 2005 income tax benefit rate of 30.2% for discontinued operations differs from our overall tax rate due to the non-deductibility of certain costs (goodwill impairment) recorded under the 2005 Restructuring Plan. The 2006 income taxes for discontinued operations includes a $6,300 reversal of allowances for tax exposures (related to a 2003 discontinued operation) no longer deemed necessary due to finalization of an open tax year.

Summarized assets and liabilities of the discontinued operations are as follows:

	2005	2006
Cash and cash equivalents	$ 253	$ 5
Receivables, net	42,806	12,898
Inventories	13,481	12,248
Current deferred taxes and prepaid expenses	33,671	3,485
Current assets of discontinued operations	$ 90,211	$ 28,636
Property, plant and equipment, net	$ 1,648	$ 1,190
Goodwill	2,995	2,995
Other assets	1,155	251
Long-term assets of discontinued operations	$ 5,798	$ 4,436
Accounts payable	$ 17,924	$ 9,363
Accrued liabilities	25,660	12,911
Current liabilities of discontinued operations	$ 43,584	$ 22,274
Deferred income taxes and other	$ -	$ 347
Long-term liabilities of discontinued operations	$ -	$ 347

The accrued liabilities reflect the discontinued operations classification of New Campaign and IZOD and also include charges taken in connection with the 2005 Restructuring Plan that have not yet been paid and primarily related to contractual obligations and employee severance and termination benefits. As noted above, the transactions related to the New Campaign and IZOD women's sportswear operations are expected to close in the first quarter and second quarter of 2007, respectively.

FISCAL 2006 vs. 2005

Summarized comparative financial data for continuing operations for fiscal years 2005 and 2006 is as follows (percentages are calculated based on actual data, and columns may not add due to rounding):

	Amounts			Percentage of net sales	
	2005	2006	Percent Change	2005	2006
Net sales	$ 1,962,039	$ 1,961,750	0.0%	100.0%	100.0%
Cost of products sold	1,559,453	1,547,242	(0.8%)	79.5%	78.9%
Gross profit	402,586	414,508	3.0%	20.5%	21.1%
SG&A	318,010	322,586	1.4%	16.2%	16.4%
Operating earnings before stock option expense, amortization and impairment, restructuring and other non-recurring charges [1]	84,576	91,922	8.7%	4.3%	4.7%
Stock option expense	-	4,345	0.0%	0.0%	0.2%
Amortization of intangibles	10,685	10,935	2.3%	0.5%	0.6%
Impairment, restructuring and other non-recurring charges	42,341	33,632	(20.6%)	2.2%	1.7%
Operating earnings	31,550	43,010	36.3%	1.6%	2.2%
Interest expense, net	23,241	15,676	(32.6%)	1.2%	0.8%
Other income, net	(1,302)	(1,743)	33.9%	(0.1%)	(0.1%)
Earnings before taxes	9,611	29,077	202.6%	0.5%	1.5%
Income taxes	(9,145)	7,994	(187.4%)	(0.5%)	0.4%
Net earnings from continuing operations	$ 18,756	$ 21,083	12.4%	1.0%	1.1%
Effective tax rate	NM	27.5%			

NM – Not meaningful

[1] Operating earnings before stock option expense, amortization and impairment, restructuring and other non-recurring charges is a non-GAAP measure that differs from operating earnings in that it excludes stock option expense, amortization of intangibles and impairment, restructuring and other non-recurring charges. Operating earnings before stock option expense, amortization and impairment, restructuring and other non-recurring charges should not be considered as an alternative to operating earnings. Operating earnings before stock option expense, amortization and impairment, restructuring and other non-recurring charges is the primary measure used by management to evaluate our performance, as well as the performance of our divisions and segments. Management believes the comparison of operating earnings before stock option expense, amortization and impairment, restructuring and other non-recurring charges between periods is useful in showing the interaction of changes in gross profit and SG&A without inclusion of stock option expense, amortization of intangibles and impairment, restructuring and other non-recurring charges, the changes in which are explained elsewhere. The subtotal of operating earnings before stock option expense, amortization and impairment, restructuring and other non-recurring charges may not be comparable to any similarly titled measure used by another company.

Reconciliation of Operating Results – Continuing Operations: The following tables provide operating results for ongoing operations, impairment, restructuring and other non-recurring charges and income tax repatriation, separately, for the fiscal years ended January 28, 2006 and February 3, 2007. The tables present this breakdown of our operations in a manner that reconciles to our consolidated results as presented in the Consolidated Financial Statements. The non-GAAP results of operations for the ongoing operations are presented separately from the impairment, restructuring and other non-recurring charges and the income tax repatriation in order to enhance the user's overall understanding of our current financial performance. We believe the non-GAAP adjusted operating results provide useful information to both management and investors by excluding non-recurring benefits and expenses that we believe are not indicative of our core operating results. Operating results for ongoing operations is the primary measure used by management to evaluate our performance, as well as the performance of our divisions and segments. The non-GAAP financial information should be considered in addition to, not as a substitute for or as being superior to, operating income, cash flows or other measures of financial performance prepared in accordance with GAAP. The following reconciliation and analysis is for continuing operations only.

Fiscal year ended January 28, 2006

	Total Continuing	Impairment, restructuring and other non-recurring charges	Income Tax Repatriation	Ongoing Operations
Net sales	$ 1,962,039	$ 2,450	$ -	$ 1,964,489
Cost of products sold	1,559,453	(5,575)	-	1,553,878
Gross profit	402,586	8,025	-	410,611
SG&A	318,010	-	-	318,010
Stock option expense	-	-	-	-
Amortization of intangibles	10,685	-	-	10,685
Impairment, restructuring and other non-recurring charges	42,341	(42,341)	-	-
Interest expense, net	23,241	-	-	23,241
Other income, net	(1,302)	-	-	(1,302)
Earnings before taxes	9,611	50,366	-	59,977
Income taxes	(9,145)	14,858	13,000	18,713
Net earnings from continuing operations	$ 18,756	$ 35,508	$ (13,000)	$ 41,264
Effective tax rate	NM	29.5%	NM	31.2%

Fiscal year ended February 3, 2007

	Total Continuing	Impairment, restructuring and other non-recurring charges	Income Tax Repatriation	Ongoing Operations
Net sales	$ 1,961,750	$ -	$ -	$ 1,961,750
Cost of products sold	1,547,242	-	-	1,547,242
Gross profit	414,508	-	-	414,508
SG&A	322,586	-	-	322,586
Stock option expense	4,345	-	-	4,345
Amortization of intangibles	10,935	-	-	10,935
Impairment, restructuring and other non-recurring charges	33,632	(33,632)	-	-
Interest expense, net	15,676	-	-	15,676
Other income, net	(1,743)	-	-	(1,743)
Earnings before taxes	29,077	33,632	-	62,709
Income taxes	7,994	12,209	-	20,203
Net earnings from continuing operations	$ 21,083	$ 21,423	$ -	$ 42,506
Effective tax rate	27.5%	36.3%	NM	32.2%

NM – Not meaningful

Income taxes. In October 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act provides a special one-time deduction of 85% of foreign earnings that are repatriated under a domestic reinvestment plan, as defined therein. During 2005, we adopted a formal domestic reinvestment plan that resulted in the repatriation of $160,000 of foreign earnings. This repatriation resulted in a one-time tax benefit of $13,000 recorded during the second quarter of 2005 due to the reversal of $23,500 of previously provided taxes on foreign earnings, which will not be incurred under the new regulations, offset by $10,500 of taxes provided on earnings to be repatriated.

Our effective tax rates on all charges associated with the 2005 Restructuring Plan included in continuing operations for 2005 and 2006 were 29.5% and 36.3%, respectively. The 2005 effective rate is less than the U.S. statutory rate of 35.0% primarily due to the non-deductibility of the goodwill and intangible asset impairment recorded under the 2005 Restructuring Plan. The 2006 effective tax rate differs from the U.S. statutory rate of 35.0% primarily due to the provision of state taxes.

Continuing Operations – Ongoing Operations: The following table provides summarized financial data for the fiscal years ended January 28, 2006 and February 3, 2007 (amounts based on actual data, therefore columns/rows may not add due to rounding). This table presents the same information for the ongoing operations as presented in the Reconciliation of Operating Results – Continuing Operations shown earlier. The non-GAAP financial information should be considered in addition to, not as a substitute for or as being superior to, operating income, cash flows or other measures of financial performance prepared in accordance with GAAP.

	Amounts			Percentage of net sales	
	2005	2006	Percent Change	2005	2006
Net sales	$ 1,964,489	$ 1,961,750	(0.1%)	100.0%	100.0%
Cost of products sold	1,553,878	1,547,242	(0.4%)	79.1%	78.9%
Gross profit	410,611	414,508	0.9%	20.9%	21.1%
SG&A	318,010	322,586	1.4%	16.2%	16.4%
Operating earnings before stock option expense and amortization [1]	92,601	91,922	(0.7%)	4.7%	4.7%
Stock option expense	-	4,345	NM	0.0%	0.2%
Amortization of intangibles	10,685	10,935	2.3%	0.5%	0.6%
Operating earnings	81,916	76,642	(6.4%)	4.2%	3.9%
Interest expense, net	23,241	15,676	(32.6%)	1.2%	0.8%
Other income, net	(1,302)	(1,743)	33.9%	(0.1%)	(0.1%)
Earnings before taxes	59,977	62,709	4.6%	3.1%	3.2%
Income taxes	18,713	20,203	8.0%	1.0%	1.0%
Net earnings from continuing operations	$ 41,264	$ 42,506	3.0%	2.1%	2.2%
Effective tax rate	31.2%	32.2%			

[1] Operating earnings before stock option expense and amortization is a non-GAAP measure that differs from operating earnings in that it excludes stock option expense and amortization of intangibles. Operating earnings before stock option expense and amortization should not be considered as an alternative to operating earnings. Operating earnings before stock option expense and amortization for ongoing divisions is the primary measure used by management to evaluate our performance, as well as the performance of our divisions and segments. Management believes the comparison of operating earnings before stock option expense and amortization between periods is useful in showing the interaction of changes in gross profit and SG&A excluding stock option expense and amortization of intangibles, the change in which is explained elsewhere. The subtotal of operating earnings before stock option expense and amortization may not be comparable to any similarly titled measure used by another company.

Sales for ongoing operations for 2006 were $1,961,750, decreasing $2,739 or 0.1% versus 2005. The decline in sales is due to a decrease in orders for certain legacy brands and consolidations at retail associated with our Women's Sportswear segment. These decreases were partially offset by a growth in sales driven by our Smart Shirts' private label and branded businesses and the acquisition of Vince.

Gross profit for ongoing operations for 2006 was $414,508 or 21.1% of sales, increasing $3,897 or 0.2 percentage points of sales versus 2005. The increase in gross profit was due to a reduction in markdown expense, a reduction in the cost of liquidating surplus and obsolete inventory and improved retail performance related to the Women's Sportswear segment.

Selling, general and administrative expenses (SG&A) for 2006 were $322,586, increasing $4,576 or 1.4% versus 2005. SG&A expense as a percentage of sales increased from 16.2% for 2005 to 16.4% for 2006. The increase in SG&A expense and as a percent of sales is primarily due to the addition of retail stores, higher expense in accordance with various incentive programs and the acquisitions during 2006.

Stock option expense for 2006 was $4,345. On January 29, 2006, we adopted SFAS No. 123(R), *Share-Based Payment*, requiring the recognition of compensation expense in the Consolidated Statement of Operations related to the fair value of our employee share-based options. Therefore, stock option expense was not recorded in 2005. See Note 9 to Consolidated Financial Statements for additional information.

Interest expense, net for 2006 was $15,676, decreasing $7,565 or 32.6% versus 2005. Interest expense for 2006 was $35,073, increasing $2,437 versus 2005. Interest income for 2006 was $19,397, increasing $10,002 versus 2005. The decline in our interest expense, net for 2006 is due to an increase in interest income resulting from a higher average cash balance and higher short term interest rates.

Income taxes. Our effective tax rates on pretax earnings for ongoing operations, excluding impairment, restructuring and other non-recurring charges and the income tax benefit from repatriation for 2005 and 2006 were 31.2% and 32.2%, respectively. These rates differ from the U.S. statutory rate of 35.0% due to the lower tax rate on foreign earnings that will be permanently invested offshore, partially offset by the provision of state taxes. Our 2006 tax rate was lowered to 32.2% during the fourth quarter of 2006 based on higher projected foreign earnings, which are taxed at a lower rate.

Weighted average diluted shares outstanding decreased due to the Stock Repurchase Program.

FISCAL 2005 vs. 2004

Continuing Operations – Ongoing Operations: The following table provides summarized financial data for the fiscal years ended January 29, 2005 and January 28, 2006 (amounts based on actual data, therefore columns/rows may not add due to rounding). The table provides non-GAAP summarized financial data for the fiscal year ended January 28, 2006 and is the same information for the ongoing operations as presented in the Reconciliation of Operating Results – Continuing Operations shown earlier. The non-GAAP financial information should be considered in addition to, not as a substitute for or as being superior to, operating income, cash flows or other measures of financial performance prepared in accordance with GAAP. The operating results for the fiscal year ended January 29, 2005 do not include income tax repatriation or impairment, restructuring and other non-recurring charges; therefore, continuing and ongoing are the same, and no reconciliation is necessary.

	Amounts			Percentage of net sales	
	2004	2005	Percent Change	2004	2005
Net sales	$ 2,115,252	$ 1,964,489	(7.1%)	100.0%	100.0%
Cost of products sold	1,654,901	1,553,878	(6.1%)	78.2%	79.1%
Gross profit	460,351	410,611	(10.8%)	21.8%	20.9%
SG&A	331,670	318,010	(4.1%)	15.7%	16.2%
Operating earnings before amortization [1]	128,681	92,601	(28.0%)	6.1%	4.7%
Amortization of intangibles	11,205	10,685	(4.6%)	0.5%	0.5%
Operating earnings	117,476	81,916	(30.3%)	5.6%	4.2%
Interest expense, net	25,860	23,241	(10.1%)	1.2%	1.2%
Other income, net	(2,091)	(1,302)	(37.7%)	(0.1%)	(0.1%)
Earnings before taxes	93,707	59,977	(36.0%)	4.4%	3.1%
Income taxes	31,486	18,713	(40.6%)	1.5%	1.0%
Net earnings from continuing operations	$ 62,221	$ 41,264	(33.7%)	2.9%	2.1%
Effective tax rate	33.6%	31.2%			

[1] Operating earnings before amortization is a non-GAAP measure that differs from operating earnings in that it excludes the amortization of intangibles. Operating earnings before amortization should not be considered as an alternative to operating earnings. Operating earnings before amortization for ongoing operations is the primary measure used by management to evaluate our performance as well as the performance of our divisions and segments. Management believes the comparison of operating earnings before amortization between periods is useful in showing the interaction of changes in gross profit and SG&A excluding the amortization of intangibles, the change in which is explained elsewhere. The subtotal of operating earnings before amortization may not be comparable to any similarly titled measure used by another company.

Sales for ongoing operations for 2005 were $1,964,489, decreasing $150,763 or 7.1% versus 2004. The decline in sales was due to decreased sales of popular-to-moderately priced women's sportswear brands and private label business. Additionally, the dress market has shrunk dramatically.

Gross profit for ongoing operations for 2005 was $410,611 or 20.9% of sales, decreasing $49,740 or 0.9 percentage points of sales versus 2004. The decline in our gross profit rate in 2005 resulted from competitive price pressure and higher markdown expense, primarily in the Women's Sportswear segment.

Selling, general and administrative expenses (SG&A) for ongoing operations for 2005 were $318,010, decreasing $13,660 or 4.1% versus 2004. The decline in SG&A expense is primarily due to a decrease in overhead, primarily compensation expense, in divisions experiencing lower sales partially offset by increased advertising expense. SG&A expense as a percentage of sales increased from 15.7% for 2004 to 16.2% for 2005 primarily due to decreased sales. We have reduced SG&A expense but the sales levels have decreased faster than the decrease in SG&A expense.

Interest expense, net for 2005 was $23,241, decreasing $2,619 or 10.1% versus 2004. Interest expense for 2005 was $32,636, increasing $2,730 versus 2004. Interest income for 2005 was $9,395, increasing $5,348 versus 2004. The decline in our interest expense, net is primarily due to an increase in interest income resulting from increased cash balances and higher interest rates on cash investments in 2005 as compared to 2004.

Income taxes. Our effective tax rate on earnings before income taxes before impairment, restructuring and other non-recurring charges and the income tax benefit from repatriation for 2005 was lowered in 2005 (33.6% in 2004 versus 31.2% in 2005) as the incremental U.S. tax on current year foreign earnings was significantly less.

Weighted average diluted shares outstanding decreased due to the Stock Repurchase Program.

Discontinued Operations: The following table provides summarized operating results for the fiscal years ended January 29, 2005, January 28, 2006 and February 3, 2007, for the discontinued operations.

	Fiscal Year			Percent Change	
	2004	2005	2006	2004-2005	2005-2006
Net sales	$ 440,453	$ 389,359	$ 86,790	(11.6%)	(77.7%)
Cost of products sold	358,764	351,528	63,805	(2.0%)	(81.8%)
Gross profit	81,689	37,831	22,985	(53.7%)	(39.2%)
SG&A	72,560	61,146	14,546	(15.7%)	(76.2%)
Operating earnings (loss) before amortization and impairment, restructuring and other non-recurring charges [1]	9,129	(23,315)	8,439	NM	NM
Amortization of intangibles	2,228	842	-	(62.2%)	NM
Impairment, restructuring and other non-recurring charges	-	57,931	688	NM	NM
Operating earnings (loss)	6,901	(82,088)	7,751	NM	NM
Interest (income) expense, net	(4)	(1)	-	(67.7%)	NM
Other income, net	(28)	(145)	1,359	NM	NM
Earnings (loss) before taxes	6,933	(81,942)	6,392	NM	NM
Income taxes	2,818	(24,773)	(3,927)	NM	(84.2%)
Net earnings (loss)	$ 4,115	$ (57,169)	$ 10,319	NM	NM
Effective tax rate	40.6%	30.2%	NM		

NM – Not meaningful

[1] Operating earnings (loss) before amortization and impairment, restructuring and other non-recurring charges is a non-GAAP measure that differs from operating earnings (loss) in that it excludes amortization of intangibles and impairment, restructuring and other non-recurring charges. Operating earnings (loss) before amortization and impairment, restructuring and other non-recurring charges should not be considered as an alternative to operating earnings (loss). Operating earnings (loss) before amortization and impairment, restructuring and other non-recurring charges is the primary measure used by management to evaluate our performance, as well as the performance of our divisions and segments. Management believes the comparison of operating earnings (loss) before amortization and impairment, restructuring and other non-recurring charges between periods is useful in showing the interaction of changes in gross profit and SG&A excluding the amortization of intangibles and impairment, restructuring and other non-recurring charges, the changes in which are explained elsewhere. The subtotal of operating earnings (loss) before amortization and impairment, restructuring and other non-recurring charges may not be comparable to any similarly titled measure used by another company.

Sales for 2005 were $389,359, decreasing $51,094 or 11.6% versus 2004, due primarily to the loss of business after the announcement of the 2005 Restructuring Plan and to sales that were eliminated when certain discontinued operations were sold prior to the end of 2005. Gross profit for 2005 was $37,831, decreasing $43,858 or 53.7% versus 2004. This decrease was primarily caused by $14,017 of sales allowances and inventory reserves related to the 2005 Restructuring Plan included in gross profit for 2005. SG&A expense for 2005 decreased $11,414 versus 2004 primarily due to decreased spending at the discontinued operations.

Sales for 2006 were $86,790, decreasing $302,569 or 77.7% primarily due to sales that were eliminated when certain discontinued operations ceased operations in 2005. During the third quarter of 2006, our New Campaign and IZOD women's sportswear operations became discontinued. Fiscal year 2006 operating results for discontinued operations primarily relate to the New Campaign and IZOD operations. The transactions related to New Campaign and IZOD are expected to close in the first quarter and the second quarter of 2007, respectively.

Income taxes for the fiscal year ended February 3, 2007 include a $6,300 reversal of allowances for tax exposures (related to a 2003 discontinued operation) no longer deemed necessary due to finalization of an open tax year.

Our effective tax rate on discontinued operations, excluding the reversal of tax reserves (see Note 4 to Consolidated Financial Statements for further information related to the reversal of tax reserves), was 37.1% for the fiscal year ended February 3, 2007.

SEGMENT RESULTS

We and our subsidiaries are principally engaged in the apparel and related soft goods industry. Our divisions are aggregated into the following reportable segments:

- Women's Sportswear,
- Men's Sportswear,
- Other Soft Goods, and
- General Corporate.

Reconciliation of Segment Results – Continuing Operations: The following tables provide non-GAAP segment net sales and earnings (loss) for the fiscal year ended January 28, 2006, for the ongoing operations and impairment, restructuring and other non-recurring charges, separately. The tables present this breakdown of our operations in a manner that reconciles to our consolidated results. The non-GAAP segment net sales and earnings (loss) for the ongoing operations are provided separately from impairment, restructuring and other non-recurring charges to enhance the user's overall understanding of our current financial performance. We believe that the non-GAAP segment net sales and earnings (loss) provide useful information to both management and investors by excluding sales and expenses that we believe are not indicative of our core operating results. Segment net sales and earnings (loss) for ongoing operations are the primary measures we use to evaluate our performance, as well as the performance of our divisions. The non-GAAP financial information should be considered in addition to, not as a substitute for or as being superior to, operating income, cash flows or other measures of financial performance prepared in accordance with GAAP. Segment sales and earnings (loss) for the fiscal years ended January 29, 2005 and February 3, 2007 do not include impairment, restructuring and other non-recurring charges; therefore, ongoing and continuing operations are the same, and no reconciliation is necessary.

	Fiscal year ended January 28, 2006		
Net sales	Total Continuing	Impairment, restructuring and other non-recurring charges	Ongoing Operations
Women's Sportswear	$ 1,144,607	$ 2,400	$ 1,147,007
Men's Sportswear	498,061	-	498,061
Other Soft Goods	319,371	50	319,421
Total net sales	$ 1,962,039	$ 2,450	$ 1,964,489

	Fiscal year ended January 28, 2006		
Segment earnings (loss)	Total Continuing	Impairment, restructuring and other non-recurring charges	Ongoing Operations
Women's Sportswear	$ 54,814	$ 7,562	$ 62,376
Men's Sportswear	43,262	-	43,262
Other Soft Goods	31,205	463	31,668
General Corporate	(44,705)	-	(44,705)
Total segment earnings	$ 84,576	$ 8,025	$ 92,601

Continuing Operations – Ongoing Operations: The following tables provide segment sales and earnings (loss) for the fiscal years ended January 29, 2005, January 28, 2006 and February 3, 2007. These tables provide non-GAAP data for ongoing operations and present the same information for the ongoing operations as presented in the Reconciliation of Segment Results – Continuing Operations shown earlier for fiscal year 2005. The non-GAAP information should be considered in addition to, not as a substitute for or as being superior to, operating income, cash flows or other measures of financial performance prepared in accordance with GAAP. Segment sales and earnings (loss) for fiscal years 2004 and 2006 do not include impairment, restructuring and other non-recurring charges; therefore, ongoing and continuing operations are the same.

	Amounts			Percent Change	
Net sales	2004	2005	2006	2004-2005	2005-2006
Women's Sportswear	$ 1,304,740	$ 1,147,007	$ 1,107,571	(12.1%)	(3.4%)
Men's Sportswear	505,318	498,061	525,005	(1.4%)	5.4%
Other Soft Goods	305,194	319,421	329,174	4.7%	3.1%
Total net sales	$ 2,115,252	$ 1,964,489	$ 1,961,750	(7.1%)	(0.1%)
Segment earnings (loss)					
Women's Sportswear	$ 93,742	$ 62,376	$ 68,421	(33.5%)	9.7%
Men's Sportswear	52,645	43,262	38,297	(17.8%)	(11.5%)
Other Soft Goods	28,211	31,668	35,085	12.3%	10.8%
General Corporate	(45,917)	(44,705)	(49,881)	(2.6%)	11.6%
Total segment earnings	$ 128,681	$ 92,601	$ 91,922	(28.0%)	(0.7%)
Segment earnings (loss) margins					
Women's Sportswear	7.2%	5.4%	6.2%		
Men's Sportswear	10.4%	8.7%	7.3%		
Other Soft Goods	9.2%	9.9%	10.7%		
General Corporate	NM	NM	NM		
Total segment earnings	6.1%	4.7%	4.7%		

NM – Not meaningful

Women's Sportswear. Sales for ongoing operations of Women's Sportswear for 2005 were $1,147,007, decreasing $157,733 or 12.1% versus 2004. The decrease in sales is primarily due to reduced orders for some of our traditionally styled popular-to-moderately priced sportswear brands. Additionally, the dress market has shrunk dramatically with some of our customers having either dropped the category altogether or significantly cut open-to-buy. These decreases were partially offset by growth in junior sportswear and suits.

Women's Sportswear segment earnings for ongoing operations for 2005 were $62,376 or 5.4% of net sales, decreasing $31,366 or 1.8 percentage points of net sales versus 2004, due to the decline in segment sales and the decrease in gross profit as a percent of sales related to markdown support provided to customers and higher off-price sales for 2005 compared to 2004. This was partially offset by increased profit from higher junior sportswear sales.

Sales of Women's Sportswear for 2006 were $1,107,571, decreasing $39,436 or 3.4% versus 2005. The sales decrease was primarily due to cutbacks in Fall open-to-buy for some of our legacy brands and customer consolidation at retail.

Women's Sportswear segment earnings for 2006 were $68,421 or 6.2% of net sales, increasing $6,045 or 0.8 percentage points of net sales versus 2005. The increase was greater in the second half of the year than the first half of the year. The primary reasons for the increase in segment earnings for 2006 was due to decreased markdown expense and improved inventory management.

Men's Sportswear. Sales of Men's Sportswear for 2005 were $498,061, decreasing $7,257 or 1.4% versus 2004 primarily due to decreased private label sales.

Men's Sportswear segment earnings for 2005 were $43,262 or 8.7% of net sales, decreasing $9,383 or 1.7 percentage points of net sales versus 2004. The decrease in earnings was primarily due to decreasing private label and branded margins resulting from increased competitive pricing pressure and increased markdown support provided to customers.

Sales of Men's Sportswear for 2006 were $525,005, increasing $26,944 or 5.4% versus 2005. The increase in sales resulted primarily from Smart Shirts private label and branded business sales.

Men's Sportswear segment earnings for 2006 were $38,297, decreasing $4,965 versus 2005. The decline in earnings was due to lower gross margins resulting from competitive price pressure and enhancing the quality and fashion level of our products.

Other Soft Goods. Sales for ongoing operations of Other Soft Goods for 2005 were $319,421, increasing $14,227 or 4.7% versus 2004. The increase in sales was due to the strength of our major consumer brands as retail selling prices were flat across most product categories following several years of price deflation.

Segment earnings for ongoing operations of Other Soft Goods for 2005 were $31,668 or 9.9% of net sales, increasing $3,457 or 0.7 percentage points of net sales versus 2004. Segment earnings increased primarily due to the increase in sales.

Sales of Other Soft Goods for 2006 were $329,174, increasing $9,753 or 3.1% versus 2005. The increase in sales was due to strong replenishment orders and increased sales of seasonal product for Gerber Childrenswear and increased sales of non-traditional camping products.

Segment earnings of Other Soft Goods for 2006 were $35,085, increasing $3,417 versus 2005. The increase in segment earnings was primarily due to the increase in sales while controlling selling, general and administrative expenses at their previous level.

General Corporate. General corporate expenses for 2005 were $44,705, decreasing $1,212 or 2.6% versus 2004. The decrease resulted from reduced operating expenses in several areas.

General corporate expenses for 2006 were $49,881, increasing $5,176 or 11.6% versus 2005 due to increased spending for strategic initiatives and higher expense in accordance with various incentive programs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results will differ from those estimates and assumptions and the differences may be material. Significant accounting policies, estimates and judgments which management believes are the most critical to aid in fully understanding and evaluating the reported financial results are discussed below.

Accounts Receivable - Reserves for Allowances

Accounts receivable are recorded net of allowances for bad debts as well as existing and expected future chargebacks from customers. It is the nature of the apparel and soft goods industry that suppliers like us face significant pressure from customers in the retail industry to provide allowances to compensate for customer margin shortfalls. This pressure often takes the form of customers requiring us to provide price concessions on prior shipments as a prerequisite for obtaining future orders. Pressure for these concessions is largely determined by overall retail sales performance and, more specifically, the performance of our products at retail. To the extent our customers have more of our goods on hand at the end of the season, there will be greater pressure for us to grant markdown concessions on prior shipments. Our accounts receivable balances are reported net of expected allowances for these matters based on the historical level of concessions required and our estimates of the level of markdowns and allowances that will be required in the coming season in order to collect the receivables. We evaluate the allowance balances on a continuing basis and adjust them as necessary to reflect changes in anticipated allowance activity.

Accounts Receivable - Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from customers that are unable to meet their financial obligations. Our estimation of the allowance for doubtful accounts involves consideration of the financial condition of specific customers as well as general estimates of future collectibility based on historical experience and expected future trends. The estimation of these factors involves significant judgment. In addition, actual collection experience, and thus bad debt expense, can be significantly impacted by the financial difficulties of as few as one customer.

Inventory Valuation
Inventories are recorded at cost. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost. Our products can be classified into two types: replenishment and non-replenishment. Replenishment items are those basics (dress shirts, infant apparel, etc.) that are not highly seasonal or dependent on fashion trends. The same products are sold by retailers 12 months a year, and styles evolve slowly. Retailers generally replenish their stocks of these items as they are sold. Only a relatively small portion of our business involves replenishment items.

The majority of our products consist of items that are non-replenishment as a result of being highly tied to a season or fashion look. These products are economically "perishable". The value of this seasonal merchandise might be sufficient for us to generate a profit over its cost at the beginning of its season, but by the end of its season a few months later the same inventory might be salable only at less than cost. For these products, the selling season generally ranges from three to six months. The value may rise again the following year when the season in which the goods sell approaches - or it may not, depending on the level of prior year merchandise on the market and on year-to-year fashion changes.

While we sell some "prior year" merchandise through our own outlet stores, the majority of out-of-season inventories must be sold to off-price retailers and other customers who serve a customer base that will purchase prior year fashions. The amount, if any, that these customers will pay for prior year fashions is determined by the desirability of the inventory itself as well as the general level of prior year goods available to these customers. The assessment of inventory value, as a result, is highly subjective and requires an assessment of the seasonality of the inventory, its future desirability, and future price levels in the "off-price" sector.

Many of our products are purchased for and sold to specific customers' orders. Others are purchased in anticipation of selling them to a specific customer. The loss of a major customer, whether due to the customer's financial difficulty or other reasons, could have a significant negative impact on the value of the inventory expected to be sold to that customer. This negative impact can also extend to purchase obligations for goods that have not yet been received. These obligations involve product to be received into inventory over the next one to six months.

Market Value Assessments of Goodwill and Intangible Assets
Before the implementation of SFAS No. 142, *Goodwill and Other Intangible Assets*, the values of goodwill and intangible assets were written off over the period expected to be benefited through regular amortization charges. Under SFAS No. 142, goodwill and indefinite-lived intangible assets will no longer be written off through periodic charges to the income statement over the defined period. Future impairment charges may be required if the value of the division becomes less than its book value. The determination of the fair value of the divisions is highly subjective, as it is determined largely by projections of future profitability and cash flows. This evaluation utilizes discounted cash flow analysis and analyses of historical and forecasted operating results of our divisions. The fair value of the division as a whole is compared to the book value of the division (including goodwill). If a deficiency exists, impairment will be calculated. Impairment is measured as the difference between the fair value of the goodwill and its carrying amount. The fair value of goodwill is the difference between the fair value of the division as a whole and the fair value of the division's individual assets and liabilities. The annual impairment testing is performed in the fourth quarter, and additional testing would be necessary if a triggering event were to occur in an interim period.

Identifiable intangible assets include trademarks, customer base and license agreements, which are being amortized over their useful lives ranging from 2 to 20 years (weighted average life of 20 years). Impairment testing of these would occur if and when a triggering event occurs.

It is possible that our estimates of future operating results for certain of our divisions could change adversely and impact the evaluation of the recoverability of the carrying value of goodwill and that the effect of such changes on our Consolidated Financial Statements could be material. While we believe that the current recorded carrying value of our goodwill is not impaired, there can be no assurance that a significant non-cash write-down or write-off will not be required in the future.

NEW ACCOUNTING PRONOUNCEMENTS
In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) Financial Accounting Standard (FAS) No. 123(R)-3 (FSP No. 123(R)-3), *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* This FSP provides an alternative method of calculating the excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R). We have adopted FSP No. 123(R)-3 in the first quarter of 2006 and implemented the method contained in the original announcement. See Note 9 to Consolidated Financial Statements for detailed disclosure.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination, including resolution of any related appeals or litigation processes. FIN 48 is effective for fiscal years beginning after December 15, 2006, and we will be required to adopt this interpretation in the first quarter of fiscal year 2007. Based on our evaluation as of February 3, 2007, we do not believe that FIN 48 will have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)* (SFAS No. 158), which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The recognition provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006 while the measurement date provisions are effective for fiscal years ending after December 15, 2008. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. We have adopted the recognition requirements of SFAS No. 158 in the fourth quarter of 2006. See Note 8 to Consolidated Financial Statements for detailed disclosure.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact of SFAS No. 157 on our financial statements, but do not expect it to have a material impact on our financial statements.

FINANCIAL CONDITION

Cash flow from operations is our primary source of funds to finance operating needs, capital expenditures, debt service and acquisitions. We use financial leverage to minimize the overall cost of capital and maintain adequate operating and financial flexibility. Management monitors leverage through its debt-to-capital ratio (defined as total debt divided by the sum of total debt and total stockholders' equity, or total capital). At February 3, 2007, our debt-to-capital ratio was 44.4%, down 1.1 percentage points from January 28, 2006 primarily due to increased net earnings and decreased debt.

In July 2005, we announced a Stock Repurchase Program of up to ten percent or $75,000 of our stock. During fiscal year 2005, we repurchased 2,218,200 shares at an average price of $24.99 per share, totaling $55,430. During fiscal year 2006, we repurchased 173,600 shares at an average price of $28.83 per share, totaling $5,006. Management believes that the current cash will provide the capital flexibility necessary to fund the restructuring and the announced stock repurchase program and to meet existing obligations.

Net cash provided by operating activities decreased from $217,830 for 2005 to $67,093 for 2006. This $150,737 decrease was primarily due to the change in working capital discussed below and the significant decrease in working capital related to the discontinued businesses being liquidated and sold.

Working Capital

Working capital is significantly influenced by sales patterns, which are highly seasonal. Inventories, accounts payable and accrued expenses are highly dependent upon sales levels and order lead times. Receivable levels are dependent upon recent months' sales and customer payment experience.

The year-to-year changes in the major components of working capital from continuing operations are discussed below:

- Accounts receivable increased $24,263 from $278,270 at January 28, 2006 to $302,533 at February 3, 2007 due to increased sales in the fourth quarter of 2006 versus the fourth quarter of 2005.
- Inventories increased $24,747 from $219,639 at January 28, 2006 to $244,386 at February 3, 2007. Days supply were 52 days at January 28, 2006 compared to 60 days at February 3, 2007. The increase in inventory levels and days supply is primarily due to the expansion of retail, an increase to more sustainable inventory levels by certain of our businesses and to a lesser extent, the push out of delivery dates by certain customers at February 3, 2007.
- Accounts payable increased $11,807 from $160,769 at January 28, 2006 to $172,576 at February 3, 2007 as a result of an increase in inventory purchases to support higher sales volumes.
- Accrued expenses decreased $18,018 from $133,722 at January 28, 2006 to $115,704 at February 3, 2007 primarily due to decreased accrued income taxes resulting from the continued ability to offset current taxes with loss carryforwards from the 2005 Restructuring Plan.

Working capital of discontinued operations decreased $40,265 from January 28, 2006 to February 3, 2007 due to reduced inventory and accounts receivable balances as these businesses are being liquidated and/or sold.

Net cash used in investing activities increased $85,989 from $28,228 for 2005 to $114,217 for 2006. The net cash used in investing activities primarily relates to acquisitions as discussed below. In addition to those described, we continually evaluate possible acquisition candidates as a part of our ongoing corporate development process. Various potential acquisition candidates are in different stages of this process. Capital expenditures were $27,436 for 2004, $19,583 for 2005 and $22,922 for 2006.

Briggs. In connection with our acquisition of Briggs New York Corp. (Briggs) in 2003, additional cash purchase consideration has and will be due if Briggs achieves certain annual operating results for each of the four years after the acquisition (2003 through 2006). Additional cash consideration paid in 2004, 2005 and 2006 was $8,226, $8,750 and $6,446, respectively. The additional consideration for fiscal year 2006 is estimated at $3,580, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2006 and will be paid in 2007.

Phat. On February 3, 2004, we completed the acquisition of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat). Phat is a licensor of apparel for men, women and children, athletic shoes and accessories through the Phat Farm® and Baby Phat® brands. The acquisition of Phat adds important consumer lifestyle brands to our portfolio of brands. The purchase price (including acquisition costs) for Phat was $136,497 in cash, net of cash acquired. Included in this amount was the exercise price for Phat's option to buyout the license from the menswear licensee for $25,000, which we exercised in February 2004. Additional cash purchase consideration has been and will be due if Phat achieves certain specified financial performance targets for 2004 through 2010. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual royalty revenue through 2010. Additional cash consideration paid in 2005 and 2006 was $3,427 and $2,095, respectively. The additional consideration for fiscal year 2006 is estimated at $3,385, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2006 and will be paid in 2007.

Vince. On October 31, 2006, we completed the acquisition of CRL Group, LLC, owner of the Vince® brand and trademark. Vince is a contemporary women's sportswear collection. The acquisition of Vince expands our marketing-focused portfolio with higher profile, upscale brand offerings. The purchase price (including acquisition costs) for Vince was $80,937 in cash, including net working capital of $11,652. Additional cash purchase consideration will be due if Vince achieves certain specified financial performance targets for each of the five years after the acquisition (2007 through 2011).

Net cash provided by (used in) financing activities decreased $13,777 from $32,287 for 2005 to $18,510 for 2006. The $13,638 decrease was primarily due to reduced stock purchases under the Stock Repurchase Program partially offset by lower net borrowings of notes payable and long-term debt for 2006 compared to 2005.

On December 21, 2005, our Asian operations executed a $50,000 five-year unsecured, syndicated term and revolving credit facility agreement to support its working capital needs (the Asian Credit Facility). The term portion of the Asian Credit Facility (the Asian Term Credit Facility) is $25,000 and requires semiannual payments of principal that began in November 2006. The revolving portion of the Asian Credit Facility (the Asian Revolving Credit Facility) is $25,000 and can be used for borrowings and/or letters of credit. Borrowings under the Asian Credit Facility bear interest at LIBOR plus a spread ranging from 1.10% to 1.35% with such spread depending on our Asian operations' leverage ratio. The Asian Credit Facility contains certain customary covenants, which among other things, restrict our Asian operations' ability to incur indebtedness, grant liens, make investments and acquisitions and sell assets. The financial covenants of the Asian Credit Facility include requirements that our Asian operations satisfy an interest coverage ratio, a leverage ratio and a net worth maintenance covenant. At February 3, 2007, we were in compliance with the covenants of the Asian Credit Facility. At February 3, 2007, there were $14,000 and $22,222 of borrowings outstanding under the revolving and term portions of the Asian Credit Facility, respectively.

On April 12, 2006, we executed a $400,000 five-year secured, syndicated credit facility (the Senior Credit Facility) and terminated our prior $400,000 five-year unsecured, syndicated credit facility entered into on October 20, 2004. We and our subsidiaries (the Borrowers) are the borrowers under the Senior Credit Facility. Borrowings under the Senior Credit Facility are secured by the Borrowers' domestic current assets, principally consisting of accounts receivable and inventory. This does not include the stock of any subsidiaries. Borrowings under the Senior Credit Facility are limited to the lesser of the commitment amount or the borrowing base as defined in the credit agreement. The Senior Credit Facility can be used to refinance existing indebtedness, for letters of credit, for working capital needs and for other general corporate purposes. Borrowings under the Senior Credit Facility bear interest at a rate equal to LIBOR plus a spread of 1.00% to 2.00%, with such spread depending upon excess liquidity, as defined in the credit agreement. The Senior Credit Facility contains certain customary covenants, including: (a) when availability under the Senior Credit Facility becomes less than $40,000, a minimum fixed charge coverage ratio is required; and (b) so long as availability remains above $60,000, Borrowers would generally not be restricted in terms of distributions and dividends, investments, issuance of new indebtedness, granting of liens (except to assets securing the Senior Credit Facility), acquisitions and capital expenditures. At February 3, 2007, there were no borrowings outstanding under the Senior Credit Facility, and we were in compliance with all covenants. Letters of credit outstanding under the Senior Credit Facility were $23,646 at February 3, 2007.

In addition to the revolving credit facilities discussed above, we maintain uncommitted lines of credit, which totaled $38,804 at February 3, 2007. There were no borrowings outstanding under these lines at February 3, 2007. We have $6,291 in outstanding letters of credit used by our foreign operations under these lines at February 3, 2007.

After the announcement of the 2005 Restructuring Plan, Standard & Poor's downgraded our credit rating to BB from BBB–, and Moody's downgraded our credit rating to Ba2 from Ba1. These actions are not expected to impact our operations.

Management believes that our operating, cash and equity position will continue to provide the capital flexibility necessary to fund future opportunities and to meet existing obligations.

Disclosures Concerning "Off-Balance Sheet" Arrangements. We own 50% of a Singaporean manufacturing joint venture that has a $5,043 credit facility. We have guaranteed one half of the amount of any borrowing under this facility not otherwise paid when due by the joint venture. At the end of fiscal year 2006, $3,317 was outstanding under this facility.

Contractual Obligations and Commercial Commitments

A summary of our long-term obligations at February 3, 2007 is as follows:

	Future payments due by period				
	Less than 1 year	1 – 3 Years	4 – 5 Years	After 5 years	Total
Long-term debt – principal	$ 5,556	$ 151,406	$ 5,556	$ 329,665	$ 492,183
Long-term debt – interest	29,367	52,085	34,147	214,693	330,292
Operating lease obligations	25,413	31,813	10,591	4,795	72,612
Minimum royalty/advertising obligations	28,334	48,588	43,633	18,283	138,838
Purchase orders/commitments	232,603	-	-	-	232,603
Contingent purchase price [(1)]	6,965	-	-	-	6,965
Deferred compensation [(2)]	2,000	4,000	4,000	10,000	20,000
Unfunded pension obligations [(3)]:					
Defined benefit plans	-	1,000	1,000	2,000	4,000
Multiemployer plans' exit liability	600	600	600	600	2,400
Total	$ 330,838	$ 289,492	$ 99,527	$ 580,036	$ 1,299,893

[(1)] Additional cash purchase consideration will be due if acquired entities achieve certain specified financial performance targets through 2011. Such consideration, if earned, would be accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to operating results. A minimum level of performance must be reached in order for this additional consideration to be paid. The amount of consideration increases with increased levels of earnings or royalty revenue depending on the agreement. There is no maximum amount of incremental purchase price. The table includes the estimated obligation based on actual 2006 performance only for those entities where additional cash purchase consideration has been accrued as estimable and probable. There is a potential for additional cash purchase consideration related to entities where such amounts are not yet estimable and probable.

[(2)] The timing of payment of the deferred compensation is based on the individual participants' payment elections and the timing of their retirement or termination. There are 108 participants in the deferred compensation plan.

[(3)] The timing of the pension funding obligations associated with our frozen defined benefit pension plans and exit obligations under multiemployer pension plans as discussed in Note 8 to Consolidated Financial Statements and is dependent on a number of factors including investment results and other factors that contribute to future pension expense. The defined benefit plan obligation is ratably allocated over the nine year payout period.

Stock Repurchases

In July 2005, we announced the Stock Repurchase Program. The Board of Directors authorized us to repurchase, at our discretion, up to ten percent of the outstanding shares of our common stock through open market or privately negotiated transactions. The Board of Directors has approved the investment of up to $75,000 for this purpose. During fiscal year 2005, we repurchased 2,218,200 shares at an average price of $24.99 per share, totaling $55,430. During fiscal year 2006, we repurchased 173,600 shares at an average price of $28.83 per share, totaling $5,006. Payments made under the Stock Repurchase Program are recorded in Treasury Stock on the Consolidated Balance Sheet. See Note 10 to Consolidated Financial Statements for further information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk. We do not believe that we have significant foreign currency transactional exposures. Almost all of our sales are denominated in U.S. dollars. Most of our purchases are denominated in U.S. dollars. A significant amount of our underlying sourcing and production costs would be impacted by changes in local currencies. Sourcing is not concentrated in any one foreign country. Approximately 28% is sourced in China with all other countries representing less than 15% each. The impact of a ten percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the foreign currencies in which we do have transactional exposures would be immaterial. In addition, there are discussions about strengthening the Chinese Renminbi against the U.S. dollar. If this were to occur and subject to the extent of the revaluation, we do not believe it will have a material impact on the financial position or results of operations. These foreign currency risks are similar to those experienced by our competitors.

Interest Rate Risk. At February 3, 2007, our debt portfolio was composed of 93% fixed-rate debt. Our strategy regarding management of our exposure to interest rate fluctuations did not change significantly during 2006. We do not expect any significant changes in our exposure to interest rate fluctuations or in how such exposure is managed in the coming year.

Based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, our long-term debt has a market value of approximately $500,732, which compares to the book value of $506,183.

We issue various financial instruments that are sensitive to changes in interest rates. Market interest rate changes would result in increases or decreases in the market value of our fixed-rate debt. With respect to our fixed-rate debt outstanding at February 3, 2007, a 10% increase in interest rates would have resulted in approximately a $21,101 decrease in the market value of our fixed-rate debt; a 10% decrease in interest rates would have resulted in approximately a $22,729 increase in the market value of our fixed-rate debt.

Commodity Price Risk. We are subject to commodity price risk arising from price fluctuations in the market prices of sourced garments and the various raw materials that comprise our manufactured products (synthetic fabrics, woolens, denim, cotton, etc.). We are subject to commodity price risk to the extent that any fluctuations in the market prices of our purchased garments and raw materials are not reflected by adjustments in selling prices of our products or if such adjustments significantly trail changes in these costs. Historically, there have been no significant risks due to commodity price fluctuations. We do not use derivative instruments in the management of these risks.

Inflation Risk. Our inflation risks are managed by each division through selective price increases when possible, productivity improvements and cost-containment measures. We do not believe that inflation risk is material to our business or our consolidated financial position, results of operations or cash flows.

Item 8. Financial Statements and Supplementary Data

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Kellwood Company is responsible for the preparation of the financial statements and other financial information included in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management has also included in the Company's financial statements amounts that are based on estimates and judgments, which it believes are reasonable under the circumstances.

PricewaterhouseCoopers LLP audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Board of Directors, through its Audit Committee consisting solely of non-management directors, meets periodically with management, the internal auditors and PricewaterhouseCoopers LLP to discuss accounting, control, auditing and financial reporting matters. Both the internal auditors and PricewaterhouseCoopers LLP have direct access to the Audit Committee.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a- 15(f). Under the supervision and with the participation of our management, including the Company's Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of February 3, 2007.

Management's assessment of the effectiveness of our internal control over financial reporting as of February 3, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report.

Management has excluded Vince and HOLLYWOULD from its assessment of internal control over financial reporting as of February 3, 2007 because they were acquired by the Company in the fourth quarter of the fiscal year. Vince and HOLLYWOULD are wholly-owned subsidiaries whose total assets and total sales represent 0.5% and 0.6%, respectively, of the related Consolidated Financial Statements as of and for the year ended February 3, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareowners and Board of Directors of Kellwood Company:

We have completed integrated audits of Kellwood Company's consolidated financial statements and of its internal control over financial reporting as of February 3, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Kellwood Company and its subsidiaries at February 3, 2007 and January 28, 2006, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 8 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit retirement plans in fiscal 2006.

As discussed in Note 9 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation in fiscal 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of February 3, 2007 based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 3, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded CRL Group, LLC and HOLLYWOULD, Inc. from its assessment of internal control over financial reporting as of February 3, 2007 because they were acquired by the Company in a purchase business combination during 2006. We have also excluded CRL Group, LLC and HOLLYWOULD, Inc. from our audit of internal control over financial reporting. CRL Group, LLC and HOLLYWOULD, Inc. are wholly-owned subsidiaries whose total assets and total revenues represent less than one percent, respectively, of the related consolidated financial statement amounts as of and for the year ended February 3, 2007.

/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
March 21, 2007

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	2004	2005	2006
Net sales	$ 2,115,252	$ 1,962,039	$ 1,961,750
Cost of products sold	1,654,901	1,559,453	1,547,242
Gross profit	460,351	402,586	414,508
Selling, general and administrative expenses	331,670	318,010	322,586
Stock option expense	-	-	4,345
Amortization of intangible assets	11,205	10,685	10,935
Impairment, restructuring and other non-recurring charges	-	42,341	33,632
Interest expense, net	25,860	23,241	15,676
Other income, net	(2,091)	(1,302)	(1,743)
Earnings before income taxes	93,707	9,611	29,077
Income taxes	31,486	(9,145)	7,994
Net earnings from continuing operations	62,221	18,756	21,083
Net earnings (loss) from discontinued operations	4,115	(57,169)	10,319
Net earnings (loss)	$ 66,336	$ (38,413)	$ 31,402
Weighted average shares outstanding:			
Basic	27,504	26,986	25,709
Diluted	28,039	27,094	25,866
Earnings (loss) per share:			
Basic:			
Continuing operations	$ 2.26	$ 0.70	$ 0.82
Discontinued operations	0.15	(2.12)	0.40
Net earnings (loss)	$ 2.41	$ (1.42)	$ 1.22
Diluted:			
Continuing operations	$ 2.22	$ 0.69	$ 0.82
Discontinued operations	0.15	(2.11)	0.40
Net earnings (loss)	$ 2.37	$ (1.42)	$ 1.21

See accompanying notes to Consolidated Financial Statements.

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except per share data)

	January 28, 2006	February 3, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 406,706	$ 341,072
Receivables, net	278,270	302,533
Inventories	219,639	244,386
Current deferred taxes and prepaid expenses	45,976	55,935
Current assets of discontinued operations	90,211	28,636
Total current assets	1,040,802	972,562
Property, plant and equipment:		
Land	2,199	2,471
Buildings and improvements	94,541	96,881
Machinery and equipment	112,676	119,569
Capitalized software	52,690	60,460
Total property, plant and equipment	262,106	279,381
Less accumulated depreciation and amortization	(183,932)	(203,384)
Property, plant and equipment, net	78,174	75,997
Intangible assets, net	160,027	202,704
Goodwill	200,837	228,168
Other assets	26,506	30,709
Long-term assets of discontinued operations	5,798	4,436
Total assets	$ 1,512,144	$ 1,514,576
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable and current portion of long-term debt	$ 16,349	$ 19,556
Accounts payable	160,769	172,576
Accrued salaries and employee benefits	39,873	37,061
Other accrued expenses	93,849	78,643
Current liabilities of discontinued operations	43,584	22,274
Total current liabilities	354,424	330,110
Long-term debt	492,028	486,627
Deferred income taxes and other	56,325	62,366
Long-term liabilities of discontinued operations	-	347
Stockholders' equity:		
Common stock, par value $0.01 per share, 50,000 shares authorized, 25,902 shares issued and outstanding (25,651 at January 28, 2006)	272,073	280,236
Retained earnings	499,613	514,559
Accumulated other comprehensive loss	(8,634)	(8,259)
Less treasury stock, at cost, 8,185 shares (8,435 at January 28, 2006)	(153,685)	(151,410)
Total stockholders' equity	609,367	635,126
Total liabilities and stockholders' equity	$ 1,512,144	$ 1,514,576

See accompanying notes to Consolidated Financial Statements.

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	2004	2005	2006
Operating activities:			
Net earnings (loss)	$ 66,336	$ (38,413)	$ 31,402
Add/(deduct) items not affecting operating cash flows:			
Depreciation and amortization	41,841	39,869	36,957
Stock-based compensation expense	-	-	4,345
Deferred income taxes and other	4,516	(25,672)	2,377
Incremental tax benefits from stock options exercised	-	-	(326)
Non-cash adjustments related to impairment, restructuring and other non-recurring charges	-	86,017	20,177
Changes in working capital components:			
Receivables, net	(57,621)	55,905	17,024
Inventories	7,614	77,504	(17,835)
Prepaid expenses	790	(2,703)	(4,670)
Accounts payable and accrued expenses	(2,551)	(3,332)	(7,772)
Payment of liabilities associated with the 2005 Restructuring Plan	-	(12,330)	(28,082)
Current deferred and accrued income taxes	14,225	40,985	13,496
Net cash provided by operating activities	75,150	217,830	67,093
Investing activities:			
Additions to property, plant and equipment	(27,436)	(19,583)	(22,922)
Acquisitions	(144,722)	(12,177)	(94,500)
Receipts for note receivable	2,063	2,750	2,750
Dispositions of fixed assets	436	782	455
Net cash used in investing activities	(169,659)	(28,228)	(114,217)
Financing activities:			
Borrowings of notes payable	-	13,565	97,952
Payments of notes payable	-	-	(97,517)
Borrowings of long-term debt	195,343	25,000	-
Payments of long-term debt	(4,448)	-	(2,778)
Decrease in bank overdraft	(1,372)	(2,203)	(5,542)
Dividends paid	(17,584)	(17,361)	(16,453)
Stock purchases under Stock Repurchase Program	-	(55,430)	(5,006)
Stock transactions under incentive plans	17,495	4,142	10,508
Incremental tax benefits from stock options exercised	-	-	326
Net cash provided by / (used in) financing activities	189,434	(32,287)	(18,510)
Net change in cash and cash equivalents	94,925	157,315	(65,634)
Cash and cash equivalents, beginning of year	154,466	249,391	406,706
Cash and cash equivalents, end of year	$ 249,391	$ 406,706	$ 341,072
Supplemental cash flow information:			
Interest paid	$ 27,659	$ 30,957	$ 34,085
Income taxes (refunded) paid, net	$ (628)	$ (16,399)	$ 942

See accompanying notes to Consolidated Financial Statements.

KELLWOOD COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)

	Common Shares Outstanding	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stock-holders' Equity
Balance, January 31, 2004	26,850,183	$ 247,684	$ (103,010)	$ 506,635	$ (11,621)	$ 639,688
Net earnings				66,336		66,336
Unrecognized gain on derivatives					31	31
Foreign currency translation adjustment					(338)	(338)
Minimum pension liability adjustment, net of income tax expense of $312					532	532
Total comprehensive income						66,561
Cash dividends declared, $0.64 per share				(17,584)		(17,584)
Shares issued under stock plans	921,104	22,580	5,815			28,395
Treasury stock acquired in conjunction with incentive plans	(86,282)		(3,536)			(3,536)
Balance, January 29, 2005	27,685,005	270,264	(100,731)	555,387	(11,396)	713,524
Net loss				(38,413)		(38,413)
Unrecognized gain on derivatives					259	259
Foreign currency translation adjustment					1,691	1,691
Minimum pension liability adjustment, net of income tax expense of $477					812	812
Total comprehensive loss						(35,651)
Cash dividends declared, $0.64 per share				(17,361)		(17,361)
Shares purchased under Stock Repurchase Program	(2,218,200)		(55,430)			(55,430)
Shares issued under stock plans	206,473	1,475	3,074			4,549
Treasury stock acquired in conjunction with incentive plans	(22,055)		(598)			(598)
Deferred stock unit costs		334				334
Balance, January 28, 2006	25,651,223	272,073	(153,685)	499,613	(8,634)	609,367
Net earnings				31,402		31,402
Unrecognized loss on derivatives					(66)	(66)
Foreign currency translation adjustment					(1,638)	(1,638)
Minimum pension liability adjustment, net of income tax expense of $97					165	165
Total comprehensive income						29,863
Adjustment to initially apply FASB Statement No. 158, net of tax					1,914	1,914
Cash dividends declared, $0.64 per share				(16,456)		(16,456)
Shares purchased under Stock Repurchase Program	(173,600)		(5,006)			(5,006)
Shares issued under stock plans	452,938	7,750	8,224			15,974
Treasury stock acquired in conjunction with incentive plans	(28,965)		(943)			(943)
Deferred stock unit costs		413				413
Balance, February 3, 2007	25,901,596	$ 280,236	$ (151,410)	$ 514,559	$ (8,259)	$ 635,126

Accumulated other comprehensive income (loss) at February 3, 2007 includes:

Unrecognized gain on derivatives	$ 33
Foreign currency translation adjustment	(10,206)
Adjustment to initially apply FASB Statement No. 158, net of tax	1,914
Total accumulated other comprehensive loss	$ (8,259)

See accompanying notes to Consolidated Financial Statements.

(Dollars in thousands, except per share data)

Note 1. Summary of Significant Accounting Policies

(A) **Description of Business:** We are marketers of women's and men's sportswear, infant apparel and recreational camping products. We market branded as well as private label products and market to all channels of distribution with product specific to the particular channel. We market products under many brands, some of which we own, and others that we use are under licensing agreements. Approximately 77% of our products are sourced from contract manufacturers, primarily in the Eastern Hemisphere. Products are manufactured to meet our product specifications and labor standards. In addition, we manufacture certain products in our own plants located primarily in the Eastern Hemisphere.

(B) **Basis of Presentation**: The consolidated financial statements include our accounts and the accounts of our majority-owned subsidiaries. Substantially all foreign subsidiaries are consolidated based upon a fiscal year ending December 31 due to the timing of receipt of financial information. All significant intercompany accounts and transactions have been eliminated. The amounts and disclosures included in the notes to the consolidated financial statements, unless otherwise indicated, are presented on a continuing operations basis. In the opinion of management, the financial statements contain all adjustments (consisting solely of normal recurring adjustments) and disclosures necessary to make the information presented therein not misleading. As used in this Report, unless the context requires otherwise, "our," "us" and "we" refer to Kellwood Company and its subsidiaries.

(C) **Fiscal Year**: Our fiscal year ends on the Saturday nearest January 31. References to our fiscal years represent the following:

Fiscal Year	Represents the 52 weeks ended
2004	January 29, 2005
2005	January 28, 2006
Fiscal Year	**Represents the 53 weeks ended**
2006	February 3, 2007

(D) **Use of Estimates**: The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

(E) **Cash and Cash Equivalents**: All highly liquid short-term time deposits with original maturities of three months or less maintained under cash management activities are considered cash equivalents. The effect of foreign currency exchange rate fluctuations on cash and cash equivalents was not significant for 2004, 2005 or 2006.

(F) **Accounts Receivable and Concentration of Credit Risk**: We maintain an allowance for accounts receivable estimated to be uncollectible. The activity in this allowance is summarized as follows:

	2004	2005	2006
Balance, beginning of year	$ 4,005	$ 4,813	$ 3,144
Provision/(Reversals) for bad debt expense	1,465	(611)	872
Bad debts written off	(657)	(1,058)	(1,123)
Balance, end of year	$ 4,813	$ 3,144	$ 2,893

The provision for bad debts is included in selling, general and administrative expense. Substantially all of our trade receivables are derived from sales to retailers and are recorded at the invoiced amount and do not bear interest. We perform ongoing credit evaluations of our customers' financial condition and require collateral as deemed necessary. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered.

There was no customer that accounted for more than ten percent of our consolidated net sales in 2004 or 2005. Customers that accounted for more than ten percent of our consolidated net sales during 2006 and the related sales amounts are as follows:

	Percent of Sales	Net Sales
Wal-Mart	12%	$ 222,893
Kohl's	11%	$ 201,493

(Dollars in thousands, except per share data)

Sales to Wal-Mart occurred in our Women's Sportswear, Men's Sportswear and Other Soft Goods segments. Sales to Kohl's occurred in our Women's Sportswear and Men's Sportswear segments.

(G) **Inventories**: Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis. The cost of inventory includes manufacturing or purchase cost as well as sourcing, pre-production, transportation, duty and other processing costs associated with acquiring, importing and preparing inventory for sale. Inventory costs are included in cost of products sold at the time of their sale. In addition to inventory costs, other costs included in cost of products sold are royalties for licensed brand names and distribution costs. Product development costs are expensed when incurred. Inventory values are reduced to net realizable value when there are factors indicating that certain inventories will not be sold on terms sufficient to recover their cost. Inventories consist of the following:

	2005	2006
Finished goods	$ 168,343	$ 184,396
Work in process	29,240	32,163
Raw materials	22,056	27,827
Total inventories	$ 219,639	$ 244,386
Net of obsolescence reserves of:	$ 20,307	$ 26,500

(H) **Property, Plant and Equipment**: Property, plant and equipment are stated at cost. Depreciation is computed generally on the straight-line method over estimated useful lives of 15 years for buildings and of 3 to 10 years for machinery and equipment. Leasehold improvements are amortized principally on the straight-line basis over the shorter of their estimated useful lives or the remaining lease term, excluding renewal terms. Capitalized software is amortized on the straight-line basis over the estimated economic useful life of the software, generally 3 to 7 years. Depreciation expense was $25,764, $26,049 and $24,331 for 2004, 2005 and 2006, respectively. This includes computer software amortization of $8,095, $8,406 and $7,868 for 2004, 2005 and 2006, respectively.

(I) **Impairment of Long-lived Assets**: We review long-lived assets and other intangibles with a finite life if facts and circumstances exist which indicate that the asset useful life is shorter than previously estimated or the carrying amount may not be recoverable from future operations based on undiscounted expected future cash flows. Impairment losses are recognized in operating results when discounted expected future cash flows are less than the carrying value of the asset. See Note 2 and Note 5 for discussion of impairment of long-lived assets related to the 2005 Restructuring Plan.

(J) **Goodwill and Other Intangible Assets**: Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of identifiable net tangible and identifiable intangible assets acquired. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, goodwill and other indefinite-lived intangible assets are no longer amortized, but are reviewed for impairment at least annually and if a triggering event were to occur in an interim period. Goodwill impairment is determined using a two-step process. The first step of the impairment test is used to identify potential impairment by comparing the fair value of a division to the book value, including goodwill. If the fair value of a division exceeds its book value, goodwill of the division is not considered impaired and the second step of the impairment test is not required. If the book value of a division exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the division's goodwill with the book value of that goodwill. If the book value of the division's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The annual impairment testing is performed in the fourth quarter. This evaluation utilizes discounted cash flow analysis and multiple analyses of the historical and forecasted operating results of our divisions. During the second quarter of 2005, we announced a Restructuring Plan (the 2005 Restructuring Plan) (see Note 2). As a result of this triggering event, interim impairment testing was deemed necessary and impairment charges were recorded. See Note 5 for more information on SFAS No. 142 and accounting for goodwill as well as the details surrounding the impairment charges. At the end of 2005 and 2006, no additional impairment was indicated.

(Dollars in thousands, except per share data)

It is possible that our estimates of future operating results for certain of our divisions could change adversely and impact the evaluation of the recoverability of the carrying value of goodwill and that the effect of such changes on our Consolidated Financial Statements could be material. While we believe that the current recorded carrying value of our goodwill is not impaired, there can be no assurance that a significant non-cash write-down or write-off will not be required in the future.

Identifiable intangible assets are valued and assigned lives based on independent appraisals. Identifiable intangible assets include trademarks, customer relationships, and license agreements, which are being amortized over their useful lives ranging from 2 to 20 years. Impairment testing of these would occur if and when a triggering event occurs. In connection with the 2005 Restructuring Plan, interim impairment testing was deemed necessary and impairment charges were recorded. See Note 5 for more information on SFAS No. 142 and the details surrounding the impairment charges.

(K) **Derivative Instruments and Hedging Activities**: We periodically enter into forward currency exchange contracts to hedge our exposure to foreign currency fluctuations for purchases of certain inventories and sales of certain products. Company policy allows for the use of derivatives only for identifiable exposures, and therefore, we do not enter into derivative instruments for speculative purposes where the objective is to generate profits. We use derivatives that have an initial term of less than one year. Management expects these derivatives to be highly effective in hedging the intended foreign currency fluctuation risks. As of January 28, 2006 and February 3, 2007, our derivatives have been designated as hedges of variable cash flows of forecasted transactions. As such, the fair values of the derivatives have been recorded in the Consolidated Balance Sheets, with the offset recorded in other comprehensive income. The fair value of these derivatives on January 28, 2006 and February 3, 2007 was not material. The gain or loss related to these derivatives will be reclassified to earnings as the forecasted transactions take place between February 2007 and December 2007.

(L) **Fair Value Disclosure for Financial Instruments**: Our financial instruments consist of cash equivalents, accounts receivable, notes receivable, notes payable and long-term debt. For cash equivalents, accounts receivable, notes receivable and notes payable, the carrying amounts approximate fair value. Based on quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, our long-term debt has a market value of $500,732 that compares to its book value of $506,183 at February 3, 2007.

(M) **Foreign Currency Translation**: The financial statements of foreign subsidiaries are translated into United States dollars in accordance with SFAS No. 52, *Foreign Currency Translation*. Where the functional currency of a foreign subsidiary is its local currency, income statement items are translated at the average exchange rate for the period and balance sheet accounts are translated using period-end exchange rates. Gains and losses resulting from translation are reported as a separate component of other comprehensive income within stockholders' equity.

Where the local currency of a foreign subsidiary is not its functional currency, financial statements are translated at either current or historical exchange rates as appropriate. These adjustments, together with gains and losses on foreign currency transactions, are recognized in the income statement as incurred.

(N) **Revenue Recognition**: Sales are recognized when goods are shipped in accordance with customer orders. The estimated amounts of sales discounts, returns and allowances are accounted for as reductions of sales when the associated sale occurs. These estimated amounts are adjusted periodically based on changes in facts and circumstances when the changes become known to us. Accrued discounts, returns and allowances are included as an offset to accounts receivable in the balance sheet. The activity in the accrued discounts, returns and allowances account is summarized as follows:

	2004	2005	2006
Balance, beginning of year	$ 61,382	$ 54,008	$ 48,474
Provision	146,634	138,283	139,367
(Charges)/Recoveries	(154,008)	(143,817)	(140,047)
Balance, end of year	$ 54,008	$ 48,474	$ 47,794

(Dollars in thousands, except per share data)

Amounts billed to customers for shipping and handling costs are not significant. Our stated terms are FOB shipping point. There is no stated obligation to customers after shipment, other than specifically set forth allowances or discounts that are accrued at the time of sale. The rights of inspection or acceptance contained in certain sales agreements are limited to whether the goods received by our customers are in conformance with the order specifications.

(O) **License Agreements**: We have exclusive license agreements to market apparel and other soft goods under trademarks owned by other parties. These agreements contain provisions for minimum guaranteed royalty and advertising payments based on anticipated sales. In any year, if we do not anticipate meeting the minimum sales amounts to satisfy the guaranteed minimum royalty and advertising amounts, the guaranteed minimum royalty and advertising amounts are accrued. In 2004, 2005 and 2006 sales of licensed products were approximately $417,406, $437,222 and $452,407, respectively. See Note 2 and Note 13 for additional discussion regarding commitments.

(P) **Advertising**: We provide cooperative advertising allowances to certain of our customers. These allowances are accounted for as reductions in sales as discussed in "Revenue Recognition" above. Advertising expense includes contractually set forth amounts paid to licensors that are specifically identified as advertising payments and advertising we conduct for products we sell. Production expense related to company-directed advertising is deferred until the first time at which the advertisement runs. Communication expense related to Company-directed advertising is expensed as incurred. Advertising expense was $22,788 in 2004, $27,778 in 2005 and $26,756 in 2006. There were no significant amounts of production expenses associated with company-directed advertising deferred at January 28, 2006 and February 3, 2007.

(Q) **Income Taxes**: Income taxes are based upon income for financial reporting purposes. Deferred income taxes are recognized for the effect of temporary differences between financial and tax reporting in accordance with the requirements of SFAS No. 109, *Accounting for Income Taxes*.

(R) **Stock-Based Compensation**: We have two stock-based employee compensation plans, which are described more fully in Note 9. On January 29, 2006, we adopted SFAS No. 123(R), *Share-Based Payment*, requiring the recognition of compensation expense in the Consolidated Statement of Operations related to the fair value of our employee share-based options. SFAS No. 123(R) revises SFAS No. 123, *Accounting for Stock-Based Compensation*, and supercedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123(R) is supplemented by Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 107, *Share-Based Payment*. SAB No. 107 expresses the SEC staff's views regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations including the valuation of share-based payment arrangements. SFAS No. 123(R) amends SFAS No. 95, *Statement of Cash Flows*, to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid, which is included within operating cash flows.

Compensation expense for restricted stock awards is measured at fair value on the date of grant based on the number of shares granted and the quoted market price of our common stock. For stock option awards, no compensation cost was recognized prior to January 28, 2006. If the fair value method had been applied, our net earnings and earnings per share for 2004 and 2005 would have been the pro-forma amounts as follows:

	2004	2005
Net earnings from continuing operations as reported	$ 62,221	$ 18,756
Stock-based employee compensation expense determined under fair value-based method for all stock option awards, net of tax effect	(3,710)	(7,404)
Pro-forma net earnings from continuing operations	$ 58,511	$ 11,352
Earnings per share from continuing operations:		
Basic, as reported	$ 2.26	$ 0.70
Basic, pro-forma	$ 2.13	$ 0.42
Diluted, as reported	$ 2.22	$ 0.69
Diluted, pro-forma	$ 2.09	$ 0.42

Further discussion of the methodology and key assumptions used in developing the option fair values, as well as other information regarding the option plans and the adoption of SFAS No. 123(R), is included in Note 9.

(Dollars in thousands, except per share data)

(S) **Reclassifications**: Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

(T) **New Accounting Standards**: In November 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) Financial Accounting Standard (FAS) No. 123(R)-3 (FSP No. 123(R)-3), *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*. This FSP provides an alternative method of calculating the excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R). We have adopted FSP No. 123(R)-3 in the first quarter of 2006 and implemented the method contained in the original announcement. See Note 9 for detailed disclosure.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination, including resolution of any related appeals or litigation processes. FIN 48 is effective for fiscal years beginning after December 15, 2006, and we will be required to adopt this interpretation in the first quarter of fiscal year 2007. Based on our evaluation as of February 3, 2007, we do not believe that FIN 48 will have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)* (SFAS No. 158), which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The recognition provisions of SFAS 158 are effective for fiscal years ending after December 15, 2006 while the measurement date provisions are effective for fiscal years ending after December 15, 2008. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. We have adopted the recognition provisions of SFAS No. 158 in the fourth quarter of 2006. See Note 8 for detailed disclosure.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact of SFAS No. 157 on our financial statements, but do not expect it to have a material impact on our financial statements.

Note 2. Impairment, restructuring and other non-recurring charges

During the second quarter of 2005, we announced a Restructuring Plan (the 2005 Restructuring Plan) aimed at advancing our corporate objectives of increasing our penetration of consumer lifestyle brands with strong growth and profit potential while reducing exposure to smaller volume brands and certain private label businesses. The 2005 Restructuring Plan resulted from a thorough strategic reassessment of all of our business operations. This reassessment was performed in the second quarter of 2005 and was directed by our Chief Executive Officer who was named to that position during the second quarter. The strategic reassessment focused on our businesses that had experienced profitability issues and considered the alignment of the businesses with our refreshed strategy, which considered, among other things, market place developments affecting the retail landscape and our retail customers.

The results of operations and impairment, restructuring and other non-recurring charges for the businesses sold and shut down are reported as discontinued operations. The gains and losses on consummated transactions involving the sale of operations are included as part of net gain from discontinued operations and are not significant. See Note 4 for further information on the operating results and financial position of the discontinued businesses.

KELLWOOD COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share data)

The total 2005 Restructuring Plan provision recorded to date (the second quarter of 2005 through the fourth quarter of 2006) related to our reportable segments (before tax) is as follows:

	Continuing Operations	Discontinued Operations	Total
Women's Sportswear	$ 45,625	$ 22,362	$ 67,987
Men's Sportswear	1,022	13,197	14,219
Other Soft Goods	702	29,466	30,168
General Corporate	36,649	5,071	41,720
Total	$ 83,998	$ 70,096	$ 154,094

As of February 3, 2007, we have substantially completed the business dispositions and shutdown activities contemplated by the 2005 Restructuring Plan. We do not anticipate incurring significant expense related to the 2005 Restructuring Plan in future periods.

For the twelve months ended January 28, 2006, the costs related to the 2005 Restructuring Plan were recorded as follows:

	Fiscal Year ended January 28, 2006		
	Continuing Operations	Discontinued Operations	Total
Net sales	$ 2,450	$ 2,266	$ 4,716
Cost of products sold	5,575	11,751	17,326
Impairment of goodwill and intangibles	30,909	18,657	49,566
Fixed asset impairment	1,850	6,274	8,124
Restructuring and other non-recurring charges	9,582	33,000	42,582
Total pretax cost	$ 50,366	$ 71,948	$ 122,314
Total after tax cost	$ 35,508	$ 50,508	$ 86,016
Diluted loss per share	$ 1.31	$ 1.86	$ 3.17

For the twelve months ended February 3, 2007, the costs (income) related to the 2005 Restructuring Plan were recorded as follows:

	Fiscal Year ended February 3, 2007		
	Continuing Operations	Discontinued Operations	Total
Net sales	$ -	$ (2,192)	$ (2,192)
Cost of products sold	-	(348)	(348)
Restructuring and other non-recurring charges	33,632	688	34,320
Total pretax cost	$ 33,632	$ (1,852)	$ 31,780
Total after tax cost	$ 21,423	$ (1,180)	$ 20,243
Diluted loss (income) per share	$ 0.83	$ (0.05)	$ 0.78

A rollforward of the major components of this restructuring and other non-recurring charge from January 28, 2006 to February 3, 2007 recorded in continuing operations is as follows:

	Accrual as of January 28, 2006	Provision	Reversals	Utilization	Accrual as of February 3, 2007
Inventory and Purchase Commitment Reserves	$ 2,710	$ -	$ (52)	$ (2,658)	$ -
Contractual Obligations	3,600	31,977	-	(12,435)	23,142
Employee Severance and Termination Benefits	520	1,707	-	(1,561)	666
Total	$ 6,830	$ 33,684	$ (52)	$ (16,654)	$ 23,808

(Dollars in thousands, except per share data)

A rollforward of the major components of this restructuring and other non-recurring charge from January 28, 2006 to February 3, 2007 recorded in discontinued operations is as follows:

	Accrual as of January 28, 2006	Provision	Reversals	Utilization	Accrual as of February 3, 2007
Inventory and Purchase Commitment Reserves	$ 1,273	$ 109	$ (603)	$ (779)	$ -
Sales Allowances	2,266	-	(2,192)	(74)	-
Contractual Obligations	10,307	927	-	(6,538)	4,696
Employee Severance and Termination Benefits	9,783	307	(400)	(5,512)	4,178
Total	$ 23,629	$ 1,343	$ (3,195)	$ (12,903)	$ 8,874

Inventory and Purchase Commitment Reserves include provisions to reduce inventory and purchase commitments to net realizable values. Sales allowances included provisions for anticipated increased deductions taken by customers on previous sales for discontinued operations. Contractual Obligations are adverse contractual arrangements under which losses are probable and estimable and where there is no future economic benefit. These include leases and minimum payments under license agreements. Employee Severance and Termination Benefits are provided for in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* Total employee severance and termination benefits will be recorded as incurred and relates to approximately 1,400 employees.

The provision for contractual obligations for the twelve months ended February 3, 2007 includes $19,333 before tax ($12,315 after tax) for estimated future payments in connection with contractual obligations. These amounts were previously planned to be expensed as they were incurred, in accordance with accounting guidance in place when the 2005 Restructuring Plan was announced. On November 10, 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45-3, *Application of FASB Interpretation No. 45 to Minimum Revenue Guarantees Granted to a Business or Its Owners*, which was applicable for certain contractual obligations entered into in the first quarter subsequent to its issuance. Contracts under which we were obligated and that are part of the 2005 Restructuring Plan were amended during the current year; thus, the related obligations have been accrued in accordance with the new guidance.

Under SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill and other indefinite-lived intangible assets are no longer amortized but are reviewed for impairment at least annually and if a triggering event were to occur in an interim period. The 2005 Restructuring Plan was a triggering event that required impairment testing of certain divisions' goodwill and intangible asset balances. In connection with the 2005 Restructuring Plan and pursuant to our policies for assessing impairment of goodwill and long-lived assets, $29,279 and $20,287 of goodwill and intangible assets, respectively, including trademarks and customer lists, were written off during the second quarter of 2005. Of these amounts, $9,234 and $9,423 of goodwill and intangible assets, respectively, relate to divisions that are included in discontinued operations. Included in continuing operations is the write-off of $20,045 and $10,864 of goodwill and intangible assets, respectively.

Note 3. Business Combinations

On February 4, 2003, we completed the acquisition of substantially all of the assets of Briggs New York Corp. (Briggs). Briggs is a leading provider of women's pants and skirts for the moderate market to department stores and national chains. Additional cash purchase consideration has and will be due if Briggs achieves certain annual operating results for each of the four years after the acquisition (2003 through 2006). Additional cash consideration paid is recorded as goodwill. Additional cash purchase consideration paid in 2004, 2005 and 2006 was $8,226, $8,750 and $6,446, respectively. The additional consideration for fiscal year 2006 is estimated at $3,580, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2006 and will be paid in 2007.

(Dollars in thousands, except per share data)

On February 3, 2004, we completed the acquisition of Phat Fashions, LLC and Phat Licensing, LLC (together referred to as Phat). Phat is a licensor of apparel for men, women and children, athletic shoes and accessories through the Phat Farm® and Baby Phat® brands. The acquisition of Phat adds important consumer lifestyle brands to our portfolio of brands. The purchase price (including acquisition costs) for Phat was $136,497 in cash, net of cash acquired. Included in this amount was the exercise price for Phat's option to buyout the license from the menswear licensee for $25,000, which we exercised in February 2004. Additional cash purchase consideration has been and will be due if Phat achieves certain specified financial performance targets for 2004 through 2010. Such consideration, if earned, is accounted for as additional goodwill. This additional cash purchase consideration is calculated based on a formula applied to annual royalty revenue through 2010. A minimum level of royalty revenue must be earned in order for this additional consideration to be paid. There is no maximum amount of incremental purchase price. Additional cash consideration paid in 2005 and 2006 was $3,427 and $2,095, respectively. The additional consideration for fiscal year 2006 is estimated at $3,385, which resulted in an increase to goodwill and accrued expenses in the fourth quarter of 2006 and will be paid in 2007.

On October 31, 2006, we completed the acquisition of CRL Group, LLC, owner of the Vince® brand and trademark. Vince is a contemporary women's sportswear collection. The acquisition of Vince expands our marketing-focused portfolio with higher profile, upscale brand offerings. The purchase price (including acquisition costs) for Vince was $80,937 in cash, including net working capital of $11,652. Additional cash purchase consideration will be due if Vince achieves certain specified financial performance targets for each of the five full years after the acquisition (2007 through 2011). Such consideration, if earned, would be accounted for as additional goodwill.

On December 5, 2006, we completed the acquisition of HOLLYWOULD, Inc., owner of the HOLLYWOULD® brand and trademark. HOLLYWOULD is an upscale women's line that includes apparel, accessories and shoes. The acquisition of HOLLYWOULD augments our strategy to expand our marketing-focused portfolio with higher profile, upscale brands. The purchase price (including acquisition costs) for HOLLYWOULD was $5,022 in cash, net of cash acquired. Additional cash purchase consideration will be due if HOLLYWOULD achieves certain specified financial performance targets for each of the five years after the acquisition (2007 through 2011). Such consideration, if earned, would be accounted for as additional goodwill.

Briggs, Vince and HOLLYWOULD are part of the Women's Sportswear segment. Phat is part of the Men's Sportswear segment. These acquisitions were accounted for under the purchase method of accounting. Accordingly, their results have been included in the Consolidated Financial Statements from the acquisition dates. Unaudited consolidated results of operations on a pro-forma basis, assuming these acquisitions had occurred at the beginning of the year in which they occurred, are not required as the acquisitions were at the beginning of a fiscal year or they were immaterial to our consolidated results of operations.

(Dollars in thousands, except per share data)

For the more significant acquisitions, the following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition. For Phat, the table represents the final fair values of the assets acquired and liabilities assumed at the date of acquisition. For Vince, the table represents the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. We are in the process of finalizing third-party valuations of certain intangible assets; thus, the allocation of the purchase price for Vince is subject to refinement.

	Phat	Vince
Cash	$ 5,437	$ -
Other current assets	3,331	12,211
Property, plant & equipment	2,940	105
Intangible assets	89,340 [1]	51,112 [2]
Goodwill	48,060	18,045
Other assets	-	23
Total assets acquired	149,108	81,496
Current liabilities	7,174	559
Net assets acquired	$ 141,934	$ 80,937

[1] Identified intangible assets related to the acquisition of Phat are trademarks ($86,290) and customer relationships ($3,050) with useful lives of 20 and 15 years, respectively, based on an independent appraisal. The amount of goodwill expected to be deductible for tax purposes is $48,060, not including additional consideration based on operating results.

[2] Preliminary identified intangible assets related to the acquisition of Vince are trademarks ($16,908) and customer relationships ($34,204) with useful lives of 20 years each based on an independent appraisal. The amount of goodwill expected to be deductible for tax purposes is $18,045, not including increases related to additional consideration based on operating results and further refinement to the purchase price allocation.

Note 4. Discontinued Operations

During the third quarter of 2006, our New Campaign and IZOD women's sportswear operations became discontinued. The discontinuance of New Campaign was the result of our agreement during the third quarter to transfer the business and sell business assets to the licensor. We expect to receive proceeds of approximately $9 million and do not anticipate a significant gain or loss from this sale. We expect to close this transaction in the first quarter of 2007. The discontinuance of our IZOD women's sportswear operation was the result of our agreement during the three months ended October 28, 2006 to terminate the licensing agreement. We expect to close this transaction in the second quarter of 2007 with no significant gain or loss. Prior to being classified as discontinued, the New Campaign and IZOD operations were included in the Women's Sportswear segment.

Related to our 2005 Restructuring Plan, as discussed in Note 2, our Private Label Menswear (which does not include our Smart Shirts subsidiary) and several labels at our Oakland Operation were discontinued during the fourth quarter of 2005. During the third quarter of 2005, our Intimate Apparel and Kellwood New England operations became discontinued. Prior to being classified as discontinued, Kellwood New England and the labels at the Oakland Operation were included in the Women's Sportswear segment, the Private Label Menswear operations were included in the Men's Sportswear segment, and Intimate Apparel was included in the Other Soft Goods segment.

The results of operations and impairment, restructuring and other non-recurring charges for the discontinued operations (as discussed in Note 2) are reported as discontinued operations for all periods presented. Additionally, assets and liabilities of the discontinued operations are segregated in the accompanying Consolidated Balance Sheets.

(Dollars in thousands, except per share data)

Operating results for the discontinued operations, including all charges incurred during the periods presented for the 2005 Restructuring Plan related to these divisions as described in Note 2, are as follows:

	Fiscal Year		
	2004	2005	2006
Net sales	$ 440,453	$ 389,359	$ 86,790
Impairment, restructuring and other non-recurring charges	$ -	$ 57,931	$ 688
Earnings (loss) before income taxes	6,933	(81,942)	6,392
Income taxes	2,818	(24,773)	(3,927)
Net earnings (loss)	$ 4,115	$ (57,169)	$ 10,319
Diluted earnings (loss) per share	$ 0.15	$ (2.11)	$ 0.40

The 2004 income tax rate of 40.6% for discontinued operations differs from our overall 2004 tax rate due to foreign losses for which no benefit will be obtained. The 2005 income tax benefit rate of 30.2% for discontinued operations differs from our overall tax rate due to the non-deductibility of certain costs (goodwill impairment) recorded under the 2005 Restructuring Plan. The 2006 income taxes for discontinued operations includes a $6,300 reversal of allowances for tax exposures (related to a 2003 discontinued operation) no longer deemed necessary due to finalization of an open tax year.

Summarized assets and liabilities of the discontinued operations are as follows:

	2005	2006
Cash and cash equivalents	$ 253	$ 5
Receivables, net	42,806	12,898
Inventories	13,481	12,248
Current deferred taxes and prepaid expenses	33,671	3,485
Current assets of discontinued operations	$ 90,211	$ 28,636
Property, plant and equipment, net	$ 1,648	$ 1,190
Goodwill	2,995	2,995
Other assets	1,155	251
Long-term assets of discontinued operations	$ 5,798	$ 4,436
Accounts payable	$ 17,924	$ 9,363
Accrued liabilities	25,660	12,911
Current liabilities of discontinued operations	$ 43,584	$ 22,274
Deferred income taxes and other	$ -	$ 347
Long-term liabilities of discontinued operations	$ -	$ 347

The accrued liabilities reflect the discontinued operations classification of New Campaign and IZOD and also include charges taken in connection with the 2005 Restructuring Plan that have not yet been paid and primarily related to contractual obligations and employee severance and termination benefits. As noted above, the transactions related to the New Campaign and IZOD women's sportswear operations are expected to close in the first quarter and second quarter of 2007, respectively.

(Dollars in thousands, except per share data)

Note 5. Goodwill and Intangible Assets

Goodwill balances and changes therein since the beginning of fiscal year 2005 by segment are as follows:

	Women's Sportswear	Men's Sportswear	Other Soft Goods	Total
Balance as of January 29, 2005	$ 134,120	$ 51,390	$ 26,243	$ 211,753
Impairment charges	(20,045)	-	-	(20,045)
Adjustment to contingent purchase price for 2004	541	97	-	638
Contingent purchase price for 2005	6,487	2,004	-	8,491
Balance as of January 28, 2006	121,103	53,491	26,243	200,837
Adjustment to contingent purchase price for 2005	(41)	91	-	50
Contingent purchase price for 2006	3,580	3,385	-	6,965
Acquisitions	20,316	-	-	20,316
Balance as of February 3, 2007	$ 144,958	$ 56,967	$ 26,243	$ 228,168

Identifiable intangible assets that are being amortized are as follows:

	Life [(1)] (Years)	Gross Amount	Accumulated Amortization	Net Book Value
As of January 28, 2006:				
Customer base	20	$ 46,708	$ 7,934	$ 38,774
Trademarks	20	130,356	17,844	112,512
License agreements	19	13,931	5,190	8,741
Other	10	662	662	-
Total intangibles	19	$ 191,657	$ 31,630	$ 160,027
As of February 3, 2007:				
Customer base	20	$ 82,162	$ 10,817	$ 71,345
Trademarks	20	148,513	24,723	123,790
License agreements	19	12,220	4,651	7,569
Other	10	660	660	-
Total intangibles	20	$ 243,555	$ 40,851	$ 202,704

[(1)] Weighted Average – original lives

Amortization of identifiable intangible assets for continuing operations was $11,205 for 2004, $10,685 for 2005 and $10,935 for 2006. Amortization expense for the years 2007 to 2010 is expected to be approximately $13,000 per year.

In connection with the restructuring activities described in Note 2 and pursuant to our policies for assessing impairment of goodwill and long-lived assets, $29,279 and $20,287 of goodwill and intangible assets, respectively, including trademarks and customer lists, were written off during 2005. These write-offs occurred in the second quarter of 2005. Of these amounts, $9,234 and $9,423 of goodwill and intangible assets, respectively, relate to divisions that are included in discontinued operations. The remaining impairment charges of $10,864 for intangible assets and $20,045 for goodwill are included in continuing operations and are discussed in the following paragraph.

(Dollars in thousands, except per share data)

Under SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill and other indefinite-lived intangible assets are no longer amortized but are reviewed for impairment at least annually and if a triggering event were to occur in an interim period. Our annual impairment testing is performed in the fourth quarter. In 2005, the Restructuring Plan was a triggering event that required impairment testing of certain divisions' goodwill and intangible asset balances. The impairment resulting from this test was due to the operating results for the first half of 2005 and expectations regarding future results of our dress business being well below the expectations reflected in the test performed in the fourth quarter of 2004. This business has experienced several years of significant sales decreases resulting from weakness in the retail market for dresses. Expectations reflected in prior period impairment tests were that these market decreases were ending. The reassessment of our businesses performed as part of the 2005 Restructuring Plan during the second quarter of 2005 resulted in the conclusion that the negative trends were likely to continue into the future. The first step of the impairment testing showed that the book value of the dress business in the Women's Sportswear segment, which is not being exited, exceeded its fair value. The second step of the impairment testing showed that the identifiable intangible assets of this business (customer relationships and trademarks) had no fair value, and that the book value of the division's goodwill exceeded the implied fair value of that goodwill. This evaluation utilized discounted cash flow analyses and multiple analyses of the historical and updated forecasted operating results. As a result, impairment charges of $20,045 and $10,864 for goodwill and intangible assets, including trademarks and customer lists, respectively, of this division were recorded during the second quarter of 2005. At the end of 2005 and 2006, no additional impairment was indicated.

It is possible that our estimates of future operating results for certain of our divisions could change adversely and impact the evaluation of the recoverability of the carrying value of goodwill and that the effect of such changes on our Consolidated Financial Statements could be material. While we believe that the current recorded carrying value of our goodwill is not impaired, there can be no assurance that a significant non-cash write-down or write-off will not be required in the future.

Note 6. Notes Payable and Long-Term Debt

Notes Payable:

On October 20, 2004, we executed a $400,000 five-year unsecured, syndicated credit facility (the U.S. Revolving Credit Facility). The U.S. Revolving Credit Facility could have been used for borrowings and/or letters of credit. Borrowings under the U.S. Revolving Credit Facility bore interest at LIBOR plus a spread ranging from 0.60% to 1.25% with such spread depending on our consolidated leverage ratio. The U.S. Revolving Credit Facility contained certain customary covenants, which, among other things, restricted our ability to incur indebtedness, grant liens, make investments and acquisitions and sell assets. The financial covenants of the U.S. Revolving Credit Facility included requirements that we satisfy an interest coverage ratio, a leverage ratio and a net worth maintenance covenant.

On September 1, 2005, the U.S. Revolving Credit Facility was amended to accommodate the impact of the 2005 Restructuring Plan and lower earnings from certain brands of women's sportswear included in our ongoing operations. The amendments to the U.S. Revolving Credit Facility changed the interest rate spread to LIBOR plus 0.60% to 1.45%, depending on our consolidated leverage ratio. In addition, provisions were added to include a borrowing base calculation, and the financial covenants were updated. The updated financial covenants included the exclusion of the charges related to the 2005 Restructuring Plan, a lowered pretax interest coverage threshold and modification of the consolidated leverage ratio.

On December 21, 2005, our Asian operations executed a $50,000 five-year unsecured, syndicated term and revolving credit facility agreement to support its working capital needs (the Asian Credit Facility). The term portion of the Asian Credit Facility (the Asian Term Credit Facility) is discussed in the long-term debt section of this footnote. The revolving portion of the Asian Credit Facility (the Asian Revolving Credit Facility) is $25,000 and can be used for borrowings and/or letters of credit. Borrowings under the Asian Credit Facility bear interest at LIBOR plus a spread ranging from 1.10% to 1.35% with such spread depending on our Asian operations' leverage ratio. The Asian Credit Facility contains certain customary covenants, which among other things, restrict our Asian operations' ability to incur indebtedness, grant liens, make investments and acquisitions and sell assets. The financial covenants of the Asian Credit Facility include requirements that our Asian operations satisfy an interest coverage ratio, a leverage ratio and a net worth maintenance covenant. We were in compliance with the covenants of the Asian Credit Facility at the end of 2006. At February 3, 2007, there was $14,000 of borrowings outstanding under the Asian Revolving Credit Facility.

(Dollars in thousands, except per share data)

On April 12, 2006, we executed a $400,000 five-year secured, syndicated credit facility (the Senior Credit Facility) and terminated our prior U.S. Revolving Credit Facility. We and our subsidiaries (the Borrowers) are the borrowers under the Senior Credit Facility. Borrowings under the Senior Credit Facility are secured by the Borrowers' domestic current assets, principally consisting of accounts receivable and inventory. This does not include the stock of any subsidiaries. Borrowings under the Senior Credit Facility are limited to the lesser of the commitment amount or the borrowing base as defined in the credit agreement. The Senior Credit Facility can be used to refinance existing indebtedness, for letters of credit, for working capital needs and for other general corporate purposes. Borrowings under the Senior Credit Facility bear interest at a rate equal to LIBOR plus a spread of 1.00% to 2.00%, with such spread depending upon excess liquidity, as defined in the credit agreement. The Senior Credit Facility contains certain customary covenants, including: (a) when availability under the Senior Credit Facility becomes less than $40,000, a minimum fixed charge coverage ratio is required; and (b) so long as availability remains above $60,000, Borrowers would generally not be restricted in terms of distributions and dividends, investments, issuance of new indebtedness, granting of liens (except to assets securing the Senior Credit Facility), acquisitions and capital expenditures. At February 3, 2007, there were no borrowings outstanding under the Senior Credit Facility, and we were in compliance with all covenants. Letters of credit outstanding under the Senior Credit Facility were $23,646 at February 3, 2007.

In addition to the revolving credit facilities discussed above, we maintain uncommitted lines of credit, which totaled $38,804 at February 3, 2007. There were no borrowings outstanding under these lines at February 3, 2007. We have $6,291 in outstanding letters of credit used by our foreign operations under these lines at February 3, 2007.

The weighted average interest rate on the notes payable was 5.81% and 6.45% as of January 28, 2006 and February 3, 2007, respectively.

Long-term Debt:
Long-term debt is comprised of the following at January 28, 2006 and February 3, 2007:

	January 28, 2006	February 3, 2007
3.50% 2004 Convertible Debentures due June 15, 2034	$ 200,000	$ 200,000
7.625% 1997 Debentures due October 15, 2017	129,592	129,665
7.875% 1999 Debentures due July 15, 2009	140,214	140,296
Asian Term Credit Facility	25,000	22,222
Other	6	-
	494,812	492,183
Less current maturities	(2,784)	(5,556)
	$ 492,028	$ 486,627

On December 21, 2005, our Asian operations executed a $50,000 five-year unsecured, syndicated term and revolving credit facility agreement to support its working capital needs (the Asian Credit Facility). The term portion of the Asian Credit Facility (the Asian Term Credit Facility) is $25,000 and requires semiannual payments of principal that began in November 2006. See the notes payable section of this footnote for a discussion of the revolving portion and additional information related to the Asian Credit Facility. At February 3, 2007, there was $22,222 of borrowings outstanding under the Asian Term Credit Facility, of which $5,556 is current.

During the second quarter of 2004, we privately placed $200,000 of 3.50% Convertible Senior Debentures due 2034. The debentures are convertible into shares of Kellwood's common stock at an initial conversion rate of 18.7434 shares per one thousand dollars original principal amount of debentures (which is equivalent to an initial conversion price of $53.35 per share) if the last reported sale price of the common stock is greater than or equal to $70.05 per share for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter. The holders may also convert the debentures into shares of Kellwood common stock prior to the stated maturity if we call the debentures for redemption and under certain other circumstances. In July 2004, we irrevocably elected to satisfy in cash (in lieu of issuance of stock) 100% of the accreted principal amount of debentures converted. We may still satisfy the remainder of our conversion obligation to the extent it exceeds the accreted principal amount in cash or common stock or any combination thereof.

(Dollars in thousands, except per share data)

The debentures accrue interest at an annual rate of 3.50%, payable semi-annually until June 15, 2011. After June 15, 2011 interest will not be paid, but instead the recorded value of the bonds will increase until maturity. At maturity, the holder will receive the accreted principal amount, which will be equal to the original principal amount of one thousand dollars per debenture plus the accreted interest.

The debentures will mature on June 15, 2034, unless we convert, redeem or repurchase them at an earlier date. We may redeem some or all of the debentures for cash, at any time and from time to time, on or after June 20, 2011 at a redemption price equal to 100% of the accreted principal amount of the debentures to be redeemed, plus accrued and unpaid interest. Holders have the right to require us to repurchase some or all of the debentures for cash at a repurchase price equal to 100% of the accreted principal amount of the debentures to be repurchased, plus accrued and unpaid interest on June 15, 2011, June 15, 2014, June 15, 2019, June 15, 2024 and June 15, 2029, or if we undergo a fundamental change as defined in the debentures agreement.

During 1997, $150,000 of 7.625% Debentures were issued under a shelf registration. Principal on the notes is due October 15, 2017. Interest is payable semi-annually on each April 15 and October 15. During 1999, $150,000 of 7.875% Debentures were issued under a shelf registration. Principal on the notes is due July 15, 2009. Interest is payable semi-annually on each January 15 and July 15. In prior fiscal years, we have purchased portions of these securities on the open market.

Aggregate maturities on long-term debt for the next five years are as follows: 2007 - $5,556; 2008 - $5,555; 2009 - $145,851; 2010 - $5,556; 2011 - $0; 2012 & thereafter - $329,665.

We own 50% of a Singaporean shirt manufacturing joint venture that has a $5,043 credit facility. We have guaranteed one half of the borrowings under this facility not otherwise paid when due by the joint venture. At the end of fiscal year 2006, $3,317 was outstanding under this facility.

Note 7. Leases

We lease substantially all of our office space, certain distribution facilities, retail outlet stores and certain machinery and equipment under operating leases having remaining terms ranging up to 10 years, excluding renewal terms. Rent under leases with scheduled rent changes or lease concessions is recorded on a straight-line basis over the lease term. Rent expense under all operating leases for 2006 totaled $30,135 ($29,783 for 2004 and $30,087 for 2005).

The future minimum lease payments under operating leases at February 3, 2007 were as follows:

	Operating
2007	$ 25,413
2008	19,072
2009	12,741
2010	6,997
2011	3,594
Thereafter	4,795
Total minimum lease payments	$ 72,612

Minimum operating lease payments were not reduced for future minimum sublease rentals of approximately $311.

(Dollars in thousands, except per share data)

Note 8. Retirement Benefits

Various contributory and/or noncontributory retirement plans cover substantially all domestic and certain foreign employees. Total retirement benefits expense includes the following:

	2004	2005	2006
Defined contribution plans	$ 6,105	$ 6,085	$ 6,552
Single-employer defined benefit plans	1,815	1,309	997
Multi-employer defined benefit plan	333	299	19
Total retirement benefits expense	$ 8,253	$ 7,693	$ 7,568

Defined Contribution Plans:

We sponsor or contribute to various defined contribution retirement benefit and savings plans covering substantially all employees.

Single-Employer Defined Benefit Plans:

Our Smart Shirts subsidiary maintains a defined benefit plan for certain of its employees. This plan was closed to new hires after December 1, 2000. Our Gerber Childrenswear (Gerber) subsidiary maintains a defined benefit plan for certain of its employees. This plan was frozen effective December 2002. We use a December 31 measurement date for these plans.

Summarized information on our single-employer defined benefit plans (Gerber and Smart Shirts) is as follows:

	2004	2005	2006
Components of Net Periodic Pension Cost and other amounts recognized in Other Comprehensive Income:			
Service cost	$ 903	$ 494	$ 480
Interest cost	2,742	2,176	2,127
Expected return on plan assets	(2,173)	(1,996)	(2,102)
Amortization of prior service costs and actuarial losses	343	239	104
Settlement loss / (gain)	-	396	(5)
Net periodic pension cost	$ 1,815	$ 1,309	$ 604

The weighted average key actuarial assumptions used to determine:

Benefit obligations:			
Discount rate	5.8%	5.4%	5.6%
Expected long-term rate of return on plan assets	6.8%	6.8%	7.0%
Net periodic benefit cost:			
Discount rate	6.0%	5.8%	5.4%
Expected long-term rate of return on plan assets	6.6%	6.8%	6.8%
Rate of compensation increases	3.0%	3.0%	3.0%

(Dollars in thousands, except per share data)

The market assumptions for the defined benefit plans are developed using several approaches, including an analysis of historical returns, developing an inflation expectation and real return risk premiums over inflation for each asset class, and developing returns based on the drivers of return for each asset class.

	2005	2006
Change in Projected Benefit Obligation:		
Projected benefit obligation, beginning of year	$ 41,123	$ 40,105
Service cost	753	708
Interest cost	2,176	2,127
Actuarial (gain)/loss	(368)	(113)
Settlement loss	396	(192)
Benefits paid	(3,975)	(3,018)
Projected benefit obligation, end of year	$ 40,105	$ 39,617
Change in Plan Assets:		
Fair value of plan assets, beginning of year	$ 32,154	$ 33,066
Actual return on plan assets	2,607	4,294
Employer contributions	2,053	1,428
Employee contributions	227	212
Benefits paid	(3,975)	(3,203)
Fair value of plan assets, end of year	$ 33,066	$ 35,797

	2005	2006
Reconciliation of funded status to prepaid pension cost:		
Funded Status - Plan assets in excess of projected benefit obligation	$ (7,039)	$ (3,820)
Unamortized prior service costs	23	*
Unrecognized actuarial (gain)/loss	(1,156)	*
Accrued pension costs	$ (8,172)	$ (3,820)

Amounts recognized in the Consolidated Balance Sheets consist of the following:

	2005	2006
Accrued pension cost	$ (8,337)	$ *
Accumulated other comprehensive income	165	*
Noncurrent liability	*	(3,820)
Net amount recognized	$ (8,172)	$ (3,820)

Amounts recognized in Accumulated Other Comprehensive Income consist of the following:

	2005	2006
Unamortized prior service costs	$ *	$ 13
Net actuarial gain	*	(3,540)
Net amount recognized	$ *	$ (3,527)

* Not applicable due to adoption of SFAS No. 158.

We adopted SFAS No. 158 as of February 3, 2007. The incremental effect of applying SFAS No. 158 on individual line items in the consolidated balance sheet at February 3, 2007, is as follows:

	Before application of SFAS No. 158	Adjustments	After application of SFAS No. 158
Deferred tax asset	$ -	$ 1,613	$ 1,613
Accrued pension liability	7,347	(3,527)	3,820
Accumulated other comprehensive loss, net of tax	-	1,914	1,914

(Dollars in thousands, except per share data)

The decrease in the minimum liability included in other comprehensive income in 2006 was $262 (a decrease of $1,289 for 2005). The accumulated benefit obligation for all defined benefit pension plans was $38,336 and $39,617 at January 28, 2006 and February 3, 2007, respectively. Information for the defined benefit pension plans with accumulated benefit obligation in excess of plan assets is as follows:

	2005	2006
Projected benefit obligation	$ 40,105	$ 39,617
Accumulated benefit obligation	38,336	39,617
Fair value of plan assets	33,066	35,797

The weighted average asset allocations for each of our pension plans by asset category are as follows:

	Gerber Plan Assets		Smart Shirts Plan Assets	
Asset Category	2005	2006	2005	2006
Equity securities	70%	69%	47%	55%
Debt securities	29%	29%	53%	44%
Other	1%	2%	0%	1%
	100%	100%	100%	100%

Gerber's retirement assets are invested in a series of broadly diversified asset class specific portfolios. Assets are allocated to these funds in accordance with the strategic target allocation as follows: equity securities of 67%, debt securities of 30% and cash of 3%. Smart Shirts' investment policies are to maintain solvency for the future, establish an overall average company contribution rate and ensure the ability to pay short-term distributions. The target allocations for the Smart Shirts' plan assets are 50% debt securities and 50% equity securities.

We expect to contribute approximately $1,700 to our pension plans during 2007.

We expect that the plans will make payments ranging from $2,300 to $3,400 annually for the next five years and payments totaling $18,700 for the years 2012 through 2016.

Multi-Employer Defined Benefit Plan:
Certain of our subsidiaries make contributions to a multi-employer defined benefit plan on behalf of their participating employees. The plan administrator estimates that if we were to withdraw from the plan, its potential liability for unfunded plan benefits would be approximately $2,400 as of December 31, 2006, the date of the most recent actuarial valuation report.

Note 9. Stock Plans
On January 29, 2006, we adopted SFAS No. 123(R), *Share-Based Payment*, requiring the recognition of compensation expense in the Consolidated Statement of Operations related to the fair value of our employee share-based options. SFAS No. 123(R) revises SFAS No. 123, *Accounting for Stock-Based Compensation*, and supercedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS No. 123(R) is supplemented by Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 107, *Share-Based Payment.* SAB No. 107 expresses the SEC staff's views regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations including the valuation of share-based payment arrangements. SFAS No. 123(R) amends SFAS No. 95, *Statement of Cash Flows*, to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid, which is included within operating cash flows.

Determining the fair value of share-based awards at the grant date requires judgment, including estimating the expected term that stock options will be outstanding prior to exercise, the associated volatility and the expected dividends. Judgment is also required in estimating the amount of share-based awards expected to be forfeited prior to vesting. If actual forfeitures differ significantly from these estimates, share-based compensation expense could be materially impacted. Prior to adopting SFAS No. 123(R), we applied APB Opinion No. 25, and related Interpretations, in accounting for our stock-based compensation plans. All employee stock options were granted at or above the grant date market price. Accordingly, no compensation cost was recognized for fixed stock option grants in prior periods.

We will recognize the cost of all employee stock options on a straight-line attribution basis over their respective vesting periods. We have selected the modified prospective method of transition; accordingly, prior periods have not been restated. Total stock option expense recorded in fiscal year 2006 and in the pro-forma table in Note 1 for 2004 and 2005 has been reduced by an estimated forfeiture rate of 5.0%. This estimate will be revised in subsequent periods if actual forfeitures differ from the original estimates.

We have issued stock options and restricted shares to employees under share-based compensation plans. Stock options are issued at the current market price, subject to a three to five year vesting period with a contractual term of 10 years. Shares are issued from treasury stock upon the exercise of stock options.

The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model. No options have been granted since the first quarter of 2005. The following weighted average assumptions were used for the options granted in the first quarter of 2005:

Expected option life	6 years
Risk-free interest rate	4.5%
Expected volatility of Kellwood stock	33.6%
Expected dividend yield on Kellwood stock	2.2%

A summary of stock options outstanding as of January 28, 2006 and the plans' activity during the twelve months ended February 3, 2007 is presented below:

(Shares in thousands)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 28, 2006	2,748	$ 28.84		
Granted	-	-		
Exercised	(461)	23.61		
Forfeited or expired	(135)	34.72		
Outstanding at February 3, 2007	2,152	$ 29.60	5.6	$ 10,809
Exercisable at February 3, 2007	1,586	$ 30.38	5.1	$ 7,924

The total intrinsic value of options exercised during 2004, 2005 and 2006 was $13,024, $1,483 and $3,209, respectively. The amount of cash received from the exercise of stock options for the twelve months ended February 3, 2007 was $10,264.

A summary of the activity for nonvested stock option awards as of February 3, 2007 and changes during 2006 is presented below:

(Shares in thousands)	Awards	Weighted Average Grant Date Fair Value per Award
Nonvested at January 28, 2006	1,043	$ 8.53
Granted	-	-
Vested	(742)	8.44
Cancelled	(38)	8.65
Nonvested at February 3, 2007	263	$ 8.78

For the twelve months ended February 3, 2007, we recorded $4,344 of stock option expense and a related deferred tax asset of $1,605. As of February 3, 2007, there was $1,371 of total unrecognized compensation cost related to nonvested share-based compensation awards granted under the stock option plans, which will all be expensed in fiscal year 2007.

(Dollars in thousands, except per share data)

Note 10. Capital Stock
The reported outstanding shares of common stock have been reduced by treasury stock totaling 8,184,894 shares at February 3, 2007 (8,435,267 shares at January 28, 2006).

Authorized capital includes 500,000 shares of preferred stock, none of which have been issued.

We have adopted a Rights Agreement. Each outstanding common share has associated with it one right to purchase a specified amount of Series A Junior Preferred Stock at a stipulated price in certain circumstances related to changes in the ownership of our common shares. There are 160,000 shares of Preferred Stock reserved for the exercise of the rights. None of the rights were exercisable as of February 3, 2007.

In July 2005, we announced a stock repurchase program (Stock Repurchase Program). The Board of Directors authorized us to repurchase, at our discretion, up to ten percent of the outstanding shares of our common stock through open market or privately negotiated transactions. The Board of Directors has approved the investment of up to $75,000 for this purpose. During fiscal year 2005, we repurchased 2,218,200 shares at an average price of $24.99 per share, totaling $55,430. During fiscal year 2006, we repurchased 173,600 shares at an average price of $28.83 per share, totaling $5,006. Payments made under the Stock Repurchase Program are recorded in Treasury Stock on the Consolidated Balance Sheets.

Note 11. Income Taxes
The provision (benefit) for income taxes for continuing operations consists of the following:

	2004	2005	2006
Current:			
Domestic:			
Federal	$ 10,830	$ (5,114)	$ 1,481
State	541	1,102	1,092
Foreign	4,970	5,514	1,754
Total current provision for income taxes	16,341	1,502	4,327
Deferred (primarily federal)	15,145	2,353	3,667
Effect of repatriation of foreign earnings	-	(13,000)	-
Total (benefit) provision for income taxes	$ 31,486	$ (9,145)	$ 7,994
The sources of income (loss) before income taxes are:			
United States	$ 66,664	$ (18,788)	$ 10,010
Foreign	27,043	28,399	19,067
Kellwood total	$ 93,707	$ 9,611	$ 29,077

Current income taxes are the amounts payable under the respective tax laws and regulations on each year's earnings and on foreign earnings remitted during the year. A reconciliation of the federal statutory income tax rate to the effective tax rate (including impairment, restructuring and other non-recurring charges and repatriation) is as follows:

	2004		2005		2006	
	Dollars	Percentage	Dollars	Percentage	Dollars	Percentage
Statutory rate	$ 32,797	35.0%	$ 3,364	35.0%	$ 10,177	35.0%
State taxes, net of federal benefit	1,183	1.3%	831	8.6%	1,729	5.9%
Foreign tax rate differential	(1,403)	(1.5%)	(4,430)	(46.1%)	(4,928)	(16.9%)
Non-deductible impairment	-	0.0%	2,866	29.8%	-	0.0%
Other	(1,091)	(1.2%)	1,224	12.8%	1,016	3.5%
Prior to repatriation benefit	31,486	33.6%	3,855	40.1%	7,994	27.5%
Repatriation benefit	-	0.0%	(13,000)	(135.3%)	-	0.0%
Total	$ 31,486	33.6%	$ (9,145)	(95.2%)	$ 7,994	27.5%

(Dollars in thousands, except per share data)

In October 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act provides a special one-time deduction of 85% of foreign earnings that are repatriated under a domestic reinvestment plan, as defined therein. During 2005, we adopted a formal domestic reinvestment plan that resulted in the repatriation of $160,000 of foreign earnings. This repatriation resulted in a one-time tax benefit of $13,000 recorded during the second quarter of 2005 due to the reversal of $23,500 of previously provided taxes on foreign earnings, which will not be incurred under the new regulations, offset by $10,500 of taxes provided on earnings to be repatriated.

Deferred income tax assets and liabilities consisted of the following:

	2005	2006
Deferred tax assets		
Employee related costs	$ 18,003	$ 13,845
Allowance for asset valuations	17,023	13,609
Net operating losses	-	21,450
Other	10,056	17,262
Net deferred income tax assets	$ 45,082	$ 66,166
Deferred tax liabilities		
Depreciation and amortization	$ (15,373)	$ (16,544)
Other	(5,067)	(8,449)
Net deferred income tax liabilities	$ (20,440)	$ (24,993)
Net deferred income tax assets / (liabilities)	$ 24,642	$ 41,173
Included in:		
Current deferred taxes and prepaid expenses	$ 26,400	$ 33,363
Other assets	-	7,810
Deferred income taxes and other	(1,758)	-
Net deferred income tax assets / (liabilities)	$ 24,642	$ 41,173

Substantially all available net operating loss carryforwards as of February 3, 2007 will expire in 2026. We expect to utilize these net operating loss carryforwards in 2007 and 2008. As of January 28, 2006 and February 3, 2007, the other deferred tax asset shown above consists substantially of deferred tax assets for accrued expenses not deductible until paid and the other deferred tax liability shown above is primarily related to accrued interest.

Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are currently expected to be permanently reinvested abroad. Undistributed foreign earnings that we currently consider to be permanently reinvested abroad totaled approximately $14,045 through February 3, 2007.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in income tax positions. This Interpretation requires that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination, including resolution of any related appeals or litigation processes. FIN 48 is effective for fiscal years beginning after December 15, 2006, and we will be required to adopt this interpretation in the first quarter of fiscal year 2007. Based on our evaluation as of February 3, 2007, we do not believe that FIN 48 will have a material impact on our financial statements.

(Dollars in thousands, except per share data)

Note 12. Earnings (loss) per Share
Earnings (loss) per share have been calculated as follows:

	2004	2005	2006
Numerators:			
Net earnings from continuing operations	$ 62,221	$ 18,756	$ 21,083
Net earnings (loss) from discontinued operations	4,115	(57,169)	10,319
Net earnings (loss)	$ 66,336	$ (38,413)	$ 31,402
Denominators (000's):			
Average shares outstanding – Basic	27,504	26,986	25,709
Impact of stock options	535	108	157
Average shares outstanding – Diluted	28,039	27,094	25,866
Continuing operations	$ 2.26	$ 0.70	$ 0.82
Discontinued operations	0.15	(2.12)	0.40
Basic earnings (loss) per share	$ 2.41	$ (1.42)	$ 1.22
Continuing operations	$ 2.22	$ 0.69	$ 0.82
Discontinued operations	0.15	(2.11)	0.40
Diluted earnings (loss) per share	$ 2.37	$ (1.42)	$ 1.21

The calculation of diluted earnings per share excludes the impact of the contingent convertible debt for 2004, 2005 and 2006, and 601,000, 2,318,975 and 1,065,066 of stock options in 2004, 2005 and 2006, respectively, because to include them would have been antidilutive.

Note 13. Commitments and Contingencies
We are currently party to various legal proceedings. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse impact on our financial position or results of operations, litigation is subject to inherent uncertainties.

We have exclusive license agreements to market apparel under trademarks owned by other parties. These include Calvin Klein for women's better sportswear, Liz Claiborne® for women's dresses and suits, O Oscar for women's better sportswear and XOXO® for junior's sportswear and dresses. These agreements contain provisions for minimum royalty and advertising payments based on anticipated sales in future periods.

During 2006, there were changes to our license agreements. We entered into an amended agreement under which we extended the Calvin Klein women's better sportswear license for North America; we were granted the ck Calvin Klein women's bridge sportswear license for North America; we agreed to re-launch O Oscar, an Oscar de la Renta Company, as a better women's sportswear collection exclusively at Macy's; and we extended the XOXO® license for junior's sportswear and dresses. In addition, as discussed in Note 4, we discontinued the New Campaign and IZOD operations, which resulted in the termination of the related licensing agreements. In 2006, the royalty and advertising expense for all agreements totaled $21,351 and $9,698, respectively ($21,665 and $11,610 in 2004 and $21,199 and $9,769 in 2005).

Our future minimum payments for all license agreements is as follows:

	Royalties	Advertising
2007	$ 17,455	$ 10,879
2008	15,958	11,287
2009	13,062	8,281
2010	14,400	6,805
2011	15,210	7,218
Thereafter	12,224	6,059
Total	$ 88,309	$ 50,529

Note 14. Industry Segment and Geographic Area Information
We and our subsidiaries are principally engaged in the apparel and related soft goods industries. Our operations are managed in a number of divisions that are organized around individual product lines and brands. These divisions are aggregated into three major consumer market product groupings along with General Corporate, which represent our reportable segments. These segments are:

- **Women's Sportswear** designs, merchandises and sells women's sportswear sold through leading retailers in all channels of distribution. The product line includes blazers, dresses, sweaters, blouses, vests, other tops, skirts, pants and skorts. The business is primarily branded goods sold at the popular-to-moderate price points, but the segment does include some better-to-bridge lines – upper price point women's sportswear sold principally to specialty stores, department stores and catalog houses. A partial list of such brands are Sag Harbor®, Koret®, Dorby™, My Michelle®, Briggs New York® (Briggs) and Vince®. Calvin Klein, XOXO®, Liz Claiborne® Dresses and Suits, O Oscar and David Meister® are produced under licensing agreements.

- **Men's Sportswear** designs, manufactures and sells men's woven and knit shirts, pants and jeans sold to leading department stores, catalog houses and national chains. The business is primarily private label but also includes a number of branded programs such as Nautica®, Claiborne® and Dockers® dress shirts and Phat Farm® and Northern Isles® sportswear.

- **Other Soft Goods** designs, merchandises and sells infant apparel and recreation products (tents, sleeping bags, backpacks and related products). The business is primarily branded goods including Kelty® and Sierra Design® for recreation products and Gerber® for infant apparel.

- **General Corporate** includes general and administrative expenses at the corporate level that are not allocated to the above segments.

Management evaluates the performance of our operating segments separately to individually monitor the different factors affecting financial performance. Segment earnings for the three major consumer market product segments includes substantially all of the segment's costs of production, distribution and administration.

Segment net assets measures net working capital, net fixed assets and other noncurrent assets and liabilities of each segment. Goodwill, net intangibles and certain corporate assets, including capitalized software, shared distribution centers, and debt and cash balances, are accounted for at the corporate level and as a result are included in the General Corporate segment net assets. Amortization of intangibles is accounted for at the corporate level and is not allocated to the segments. Capital expenditures exclude the cost of long-lived assets included in acquisitions accounted for under purchase accounting.

KELLWOOD COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(Dollars in thousands, except per share data)

	2004	2005	2006
Net sales:			
Women's Sportswear	$ 1,304,740	$ 1,144,607	$ 1,107,571
Men's Sportswear	505,318	498,061	525,005
Other Soft Goods	305,194	319,371	329,174
Total net sales	$ 2,115,252	$ 1,962,039	$ 1,961,750
Segment earnings:			
Women's Sportswear	$ 93,742	$ 54,814	$ 68,421
Men's Sportswear	52,645	43,262	38,297
Other Soft Goods	28,211	31,204	35,085
General Corporate	(45,917)	(44,704)	(49,881)
Total segments	128,681	84,576	91,922
Stock option expense	-	-	4,345
Amortization of intangible assets	11,205	10,685	10,935
Impairment, restructuring and other non-recurring charges	-	42,341	33,632
Interest expense, net	25,860	23,241	15,676
Other income, net	(2,091)	(1,302)	(1,743)
Earnings before income taxes	$ 93,707	$ 9,611	$ 29,077
Net assets at end of year:			
Women's Sportswear	$ 243,415	$ 168,164	$ 178,313
Men's Sportswear	160,060	111,426	115,089
Other Soft Goods	51,893	38,030	46,957
General Corporate	97,256	239,322	284,316
Continuing operations	552,624	556,942	624,675
Discontinued operations	160,900	52,425	10,451
Kellwood total	$ 713,524	$ 609,367	$ 635,126
Capital expenditures:			
Women's Sportswear	$ 3,292	$ 3,197	$ 3,360
Men's Sportswear	8,254	11,371	8,830
Other Soft Goods	915	354	589
General Corporate	9,386	4,602	10,127
Continuing operations	21,847	19,524	22,906
Discontinued operations	5,589	58	16
Kellwood total	$ 27,436	$ 19,582	$ 22,922
Depreciation expense:			
Women's Sportswear	$ 6,359	$ 6,051	$ 3,535
Men's Sportswear	8,110	8,854	7,979
Other Soft Goods	2,147	1,351	705
General Corporate	9,148	9,793	12,112
Continuing operations	25,764	26,049	24,331
Discontinued operations	1,388	1,251	246
Kellwood total	$ 27,152	$ 27,300	$ 24,577

Substantially all sales are to U.S. customers. Sales and transfers between segments were not significant. Approximately $31,024 of our net property, plant and equipment is located in Asia.

(Dollars in thousands, except per share data)

Note 15. Selected Quarterly Financial Data (Unaudited)

Quarter	First	Second	Third	Fourth
Fiscal 2005[1]:				
Net sales	$ 528,196	$ 467,406	$ 519,962	$ 446,476
Gross profit	117,881	95,031	102,759	86,917
Net earnings (loss) from continuing operations	14,412	(7,624)	7,879	4,090
Net (loss) earnings from discontinued operations	(2,593)	(71,308)	8,309	8,423
Net earnings (loss)	$ 11,819	$ (78,932)	$ 16,188	$ 12,513
Diluted earnings (loss) per share:				
Continuing operations	$ 0.52	$ (0.27)	$ 0.29	$ 0.16
Discontinued operations	(0.09)	(2.56)	0.31	0.33
Net earnings (loss)	$ 0.42	$ (2.84)	$ 0.60	$ 0.49
Fiscal 2006:				
Net sales	$ 493,777	$ 459,648	$ 516,397	$ 491,928
Gross profit	99,669	96,598	113,776	104,464
Net earnings from continuing operations	1,077	7,946	5,521	6,538
Net earnings (loss) from discontinued operations	8,116	(780)	2,554	429
Net earnings	$ 9,193	$ 7,166	$ 8,075	$ 6,967
Diluted earnings (loss) per share:				
Continuing operations	$ 0.04	$ 0.31	$ 0.21	$ 0.25
Discontinued operations	0.31	(0.03)	0.10	0.02
Net earnings (loss)	$ 0.36	$ 0.28	$ 0.31	$ 0.27

[1] Included in net loss from continuing operations and net loss from discontinued operations in the second quarter of 2005 were charges taken in connection with the 2005 Restructuring Plan of $25,952 and $67,397, respectively. The net charges associated with the 2005 Restructuring Plan decreased net earnings from continuing operations in the third and fourth quarters of 2005 by $8,272 and $3,374, respectively, while the net reversal of charges associated with the 2005 Restructuring Plan increased net earnings from discontinued operations in the third and fourth quarters of 2005 by $7,225 and $10,530, respectively. Reversals of previously recorded expenses were $863 and $1,228 for continuing operations in the third and fourth quarters of 2005, respectively, and $15,388 and $19,255 for discontinued operations in the third and fourth quarters of 2005, respectively.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures
The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this report, that the Company's disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a- 15(e) and 15d- 15(e)) are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting
Management's Report on Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Form 10-K.

Change in Internal Controls
There were no changes in the Company's internal control over financial reporting during the quarter ended February 3, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. Other Information
None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance
(a) The information required by this Item regarding directors constitutes part of our Proxy Statement for the 2007 Annual Meeting of Shareowners, under the captions "Nominees for Election to Serve Until 2009" and "Directors Continuing to Serve Until 2008," which information is incorporated herein by reference. The information regarding compliance with section 16(a) of the Securities and Exchange Act of 1934 constitutes part of our Proxy Statement for the 2007 Annual Meeting of Shareowners under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," which information is incorporated herein by reference.

(b) Executive Officers of the Registrant as of March 10, 2007:

Name of Officer	Age	Office and Employment During the Last Five Years
Robert C. Skinner, Jr.	52	Chairman, President and Chief Executive Officer since February 1, 2006; President and Chief Executive Officer (June 1, 2005 – January 31, 2006); President and Chief Operating Officer (2003 – June 1, 2005); Vice President and President Menswear (2002 – 2003); President Kellwood Menswear (2000 – 2002)
W. Lee Capps III	59	Chief Financial Officer, Chief Operating Officer and Treasurer since November 30, 2006; Chief Operating Officer and Chief Financial Officer (June 1, 2005 – November 30, 2006); Executive Vice President Finance and Chief Financial Officer (2003 – June 1, 2005); Senior Vice President Finance and Chief Financial Officer (2002 – 2003); Vice President Finance and Chief Financial Officer (2000 – 2002)
Thomas H. Pollihan	57	Executive Vice President, Secretary and General Counsel since June 1, 2005; Senior Vice President, Secretary and General Counsel (2002 – 2005); Vice President, Secretary and General Counsel (1993 – 2002)
Gregory W. Kleffner	52	Senior Vice President Finance and Controller since June 1, 2006; Vice President Finance and Controller (June 1, 2005 – June 1, 2006); Vice President Controller (2002 – 2005); Partner, Arthur Andersen (1988 – 2002)
Donna B. Weaver	56	Vice President Corporate Communications since April 24, 2002; Director Corporate Communications (1998 – 2002)

(c) The information called for with respect to the identification of certain significant employees is not applicable to the registrant.

(d) There are no family relationships between the directors and executive officers listed above. There are neither arrangements nor understandings between any named officer and any other person pursuant to which such person was selected as an officer.

(e) Each of the officers named in Item 10(b) above was elected to serve in the office indicated for a period of one year and until his successor is elected and qualified.

(f) There are no legal proceedings involving directors, nominees for directors, or officers.

(g) The information called for with respect to this item is not applicable to the registrant.

(h) The Board, in its business judgment, has determined that Mr. Larry R. Katzen and Mr. Ben B. Blount, Jr. meet the Securities and Exchange Commission's definition of audit committee financial expert and has so designated them as such. The Board has determined that Mr. Katzen and Mr. Blount are independent as such term is used under Schedule 14A of the Securities Exchange Act of 1934.

We have adopted a Code of Ethical Conduct for Senior Financial Officers and Financial Management. This Code applies to, and has been signed by, all key financial management personnel as well as the Chief Financial Officer and the Chief Executive Officer. The full text of the Code of Ethical Conduct for Senior Financial Officers and Financial Management is available at our website at www.kellwood.com and is available in print to any shareowner who requests it. The Corporate Governance Committee determined that should any changes to or waivers of this Code of Ethical Conduct occur, such changes or waivers will be timely disclosed on our website.

Item 11. Executive Compensation

The information required by this Item is set forth in our Proxy Statement for the 2007 Annual Meeting of Shareowners, under the captions "Director Compensation," "Compensation Discussion and Analysis – Executive Officer Agreements," and "Compensation Discussion and Analysis – Summary Compensation Table" which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Some of the information required by this Item is set forth in our Proxy Statement for the 2007 Annual Meeting of Shareowners, under the captions "Security Ownership – Security Ownership of Certain Beneficial Owners" and "Security Ownership – Security Ownership of Directors and Executive Officers," which information is incorporated herein by reference. In addition, set forth below is certain equity compensation plan information.

Equity Compensation Plan Information

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (A))
	(A)	(B)	(C)
Equity Compensation Plans Approved by Security Holders	2,151,581	$29.60	2,485,782
Equity Compensation Plans not Approved by Security Holders	N/A	N/A	N/A
TOTAL	2,151,581	$29.60	2,485,782

Additional information required by this Item is set forth under the caption "Stock Plans" in Note 9 to the Consolidated Financial Statements included in our 2006 Annual Report to Shareowners, which information is included in Item 8 to this Form 10-K and incorporated herein by reference.

Our 1995 Stock Option Plan provides for an annual increase in the shares available for issuance by an amount equal to 2% of the adjusted average common stock outstanding we used to calculate diluted earnings per share for the preceding fiscal year. Additional shares reserved based upon the 2006 adjusted average common stock outstanding are reflected in the amounts in column (C) above.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this Item is set forth in our Proxy Statement for the 2007 Annual Meeting of Shareowners, under the caption "Certain Relationships and Related Transactions," which information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item is set forth in our Proxy Statement for the 2007 Annual Meeting of Shareowners, under the caption "Independent Registered Public Accounting Firm," which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules
(a) Financial Statements and Schedules

(i) Financial Statements:

The following financial statements are included in this Form 10-K:

Reports of Independent Registered Public Accounting Firm

Financial Statements

(ii) Financial Statement Schedules:

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein is included in the Consolidated Financial Statements or the notes to the Consolidated Financial Statements.

(iii) Exhibits:

Exhibits filed as part of this report are listed below. Certain exhibits have been previously filed with the Commission and are incorporated herein by reference.

S.E.C. Exhibit Reference No.	Description
3.1	Restated Certificate of Incorporation of Kellwood Company, as amended, incorporated herein by reference to Form 10-Q for the quarter ended July 31, 1987, SEC File No. 1-7340.
3.2	By-Laws, as amended, incorporated herein by reference to Form 8-K filed with the SEC on March 21, 2007, SEC File No. 1-7340.
4.1	Indenture for senior debt securities dated as of September 30, 1997 between Kellwood Company and JPMorgan Chase Bank, formerly known as the Chase Manhattan Bank, as Trustee, under which certain of the Company's debt securities are outstanding, incorporated herein by reference to Form S-3 filed October 24, 1997, SEC File No. 333-36559.
4.2	[Intentionally Omitted]
4.3	[Intentionally Omitted]
4.4	Rights to Acquire Series A Junior Preferred Stock, pursuant to a Rights Agreement between the registrant and Centerre Trust Company of St. Louis, incorporated herein by reference to Registration Statement on Form 8-A, effective June 24, 1986 and Amendment dated August 21, 1990, incorporated herein by reference to Form 10-Q for the quarter ended October 31, 1990, and Amendment dated May 31, 1996 incorporated herein by reference to Form 8-A/A effective June 3, 1996, SEC File No. 1-7340, and Amendment dated November 21, 2000 incorporated herein by reference to Form 10-K for the fiscal year ended February 3, 2001, SEC File No. 1-7340.
4.5	[Intentionally Omitted]
4.6	[Intentionally Omitted]

S.E.C. Exhibit Reference No.	Description
4.7	[Intentionally Omitted]
4.8	Loan and Security Agreement dated as of April 12, 2006 among Kellwood Company and certain of its domestic subsidiaries, certain commercial lending institutions, and Bank of America, N.A., as Agent incorporated herein by reference to Form 8-K filed with the SEC on April 17, 2006, SEC File No. 1-7340.
4.9	Indenture for senior debt securities dated as of June 22, 2004 between Kellwood Company and Union Bank of California, N.A., as Trustee, under which certain of the Company's debt securities are outstanding, incorporated herein by reference to Form S-3 filed July 30, 2004, SEC File No. 333-117833.
4.10	[Intentionally Omitted]
4.11	Guaranty Agreement executed and delivered as of March 15, 2005, made by certain domestic subsidiaries of the Company to Union Bank of California, N.A., incorporated by reference to Exhibit 4.01 to Form 8-K filed March 15, 2005, File No. 1-7340.
4.12	Supplemental Indenture to the 3.50% Convertible Senior Debenture Indenture, dated as of March 15, 2005, with Union Bank of California, N.A., incorporated by reference to Exhibit 4.02 to Form 8-K filed March 15, 2005, File No. 1-7340.
4.13	Guaranty Agreement executed and delivered as of March 15, 2005, made be certain domestic subsidiaries of the Company to JPMorgan Chase Bank, as trustee, with respect to the Company's $150,000,000 7.625% 1997 Debentures due October 15, 2017 and $150,000,000 7.875% 1999 Debentures due July 15, 2009, incorporated by reference to Exhibit 4.03 to Form 8-K filed March 15, 2005, File No. 1-7340.
4.14	Supplemental Indenture to the Master Trust Indenture, dated as of March 15, 2005, with JPMorgan Chase Bank, as trustee, governing the Company's $150,000,000 7.625% 1997 Debentures due October 15, 2017 and $150,000,000 7.875% 1999 Debentures due July 15, 2009, incorporated by reference to Exhibit 4.04 to Form 8-K filed March 15, 2005, File No. 1-7340.
10.1	Form of Rights Agreement dated June 10, 2006, between Kellwood Company and American Stock Transfer and Trust Company, incorporated by reference to Exhibit 10.1 of Form 8-K filed June 12, 2006, SEC file No. 1-7340.
10.2*	Restricted Stock Compensation Plan of 1969, as Amended, incorporated herein by reference to Form 10-K/A (Amendment No. 1) for the fiscal year ended January 29, 2005, SEC File No. 1-7340.
10.3*	Form of Employment Agreement regarding change of control matters dated November 30, 1984, between Kellwood Company and executive officers, incorporated herein by reference to Form 10-K for the fiscal year ended April 30, 1985, SEC File No. 1-7340.
10.4*	1995 Stock Option Plan For Nonemployee Directors and 1995 Omnibus Incentive Stock Option Plan, incorporated herein by reference to Appendices A & B to the Company's definitive Proxy Statement dated July 13, 1995, SEC File No. 1-7340.
10.5*	Executive Deferred Compensation Plan, adopted and effective as of January 1, 1997; and Executive Deferred Compensation Plan Amendment, adopted March 18, 1997, incorporated herein by reference to Form 10-K for the fiscal year ended April 30, 1997, SEC File No. 1-7340.
10.6**	Information Technology Service Agreement between Kellwood Company and Electronic Data Systems Corporation dated March 31, 2002, incorporated herein by reference to Form 10-K for the fiscal year ended February 2, 2002, SEC File No. 1-7340.

S.E.C. Exhibit Reference No.	Description
10.7*	Corporate Development Incentive Plan, As Restated, filed herewith.
10.8	[Intentionally Omitted]
10.9*	1995 Stock Option Plan For Nonemployee Directors As Amended, dated May 30, 2002, incorporated herein by reference to Appendix A to the Company's definitive Proxy Statement dated April 16, 2002, SEC File No. 1-7340.
10.10*	Executive Deferred Compensation Plan II, effective as of January 1, 2005, and the Kellwood Company Deferred Compensation Plan II for Non-Employee Directors, effective as of January 1, 2005, incorporated herein by reference to Form 8-K dated December 6, 2004, SEC File No. 1-7340.
10.11*	Form of Non-Qualified Stock Option, incorporated herein by reference to Exhibit 99.1 of Form 8-K filed March 14, 2005, SEC File No. 1-7340.
10.12*	Form of Incentive Stock Option, incorporated herein by reference to Exhibit 99.2 of Form 8-K filed March 14, 2005, SEC File No. 1-7340.
10.13	[Intentionally Omitted]
10.14	[Intentionally Omitted]
10.15	[Intentionally Omitted]
10.16	[Intentionally Omitted]
10.17	[Intentionally Omitted]
10.18	[Intentionally Omitted]
10.19*	Form of Death Benefit Agreement dated June 2, 1994 entered into between the Company and each of Hal J. Upbin and Thomas H. Pollihan, effective June 2, 1994, incorporated herein by reference to Form 10-K/A (Amendment No. 1) for the fiscal year ended January 29, 2005, SEC File No. 1-7340.
10.20*	Form of First Amendment to Death Benefit Agreement dated May 22, 2001 entered into between the Company and each of Hal J. Upbin and Thomas H. Pollihan, effective December 8, 2000, incorporated herein by reference to Form 10-K/A (Amendment No. 1) for the fiscal year ended January 29, 2005, SEC File No. 1-7340.
10.21*	Form of Long-Term Incentive Plan of 2005, As Restated, filed herewith.
10.22*	Form of 2005 Stock Plan for Non-Employee Directors, incorporated herein by reference to Exhibit 99.2 of Form 8-K filed June 3, 2005, SEC File No. 1-7340.
10.23*	Consulting Agreement dated June 1, 2005, between Kellwood Company and Hal J. Upbin, incorporated herein by reference to Exhibit 99.3 of Form 8-K filed June 3, 2005, SEC File No. 1-7340.
10.24*	Employment Agreement dated June 1, 2005, between Kellwood Company and Robert C. Skinner, Jr., incorporated herein by reference to Exhibit 99.4 of Form 8-K filed June 3, 2005, SEC File No. 1-7340.
10.25*	Form of Deferred Stock Units Agreement, incorporated herein by reference to Exhibit 99.6 of Form 8-K filed June 3, 2005, SEC File No. 1-7340.

S.E.C. Exhibit
Reference No. Description

10.26* Form of annual compensation term sheet for Robert C. Skinner, Jr., including the form of stock grant award under the Kellwood Corporate Development Incentive Plan, as restated, incorporated herein by reference to Exhibit 99.1 of Form 8-K filed March 15, 2006, SEC File No. 1-7340.

10.27* Form of annual compensation term sheet for Stephen L. Ruzow, including the form of stock grant award under the Kellwood Corporate Development Incentive Plan, as restated, incorporated herein by reference to Exhibit 99.2 of Form 8-K filed March 15, 2006, SEC File No. 1-7340.

10.28* Form of annual compensation term sheet for W. Lee Capps III, including the form of stock grant award under the Kellwood Company Development Incentive Plan, as restated, incorporated herein by reference to Exhibit 99.3 of Form 8-K filed March 15, 2006, SEC File No. 1-7340.

10.29* Form of annual compensation term sheet for Thomas H. Pollihan, including the form of stock grant award under the Kellwood Corporate Development Incentive Plan, as restated, incorporated herein by reference to Exhibit 99.4 of Form 8-K filed March 15, 2006, SEC File No. 1-7340.

10.30 [Intentionally Omitted]

10.31 US $50,000,000 Term and Revolving Credit Facility Agreement by and among Smart Shirts Limited, certain guarantors thereto and Banc of America Securities as facility Agent, incorporated herein by reference to Exhibit 4.9 to Current Report on Form 8-K filed with the SEC on April 17, 2006.

10.32 Supplemental Amendment No. 1 dated August 3, 2006 to US $50,000,000 Term and Revolving Credit Facility Agreement by and among Smart Shirts Limited, certain guarantors thereto and Banc of America Securities Asia Limited as facility agent, incorporated herein by reference to Exhibit 10.32 of the Quarterly Report on Form 10-Q for the quarterly period ended October 28, 2006 filed with the SEC on December 6, 2006.

21 Subsidiaries of the Company, filed herewith.

23 Consent of Independent Registered Public Accounting Firm, filed herewith.

24 Powers of Attorney: Ms. Dickerson and Page and Messrs. Baer, Blount, Hunter, Katzen, Miller, Skinner and Weinberg, filed herewith.

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.

32 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

* Denotes management contract or compensatory plan.

** Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.6 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KELLWOOD COMPANY

Dated: March 22, 2007

/s/ Robert C. Skinner, Jr.
Robert C. Skinner, Jr.
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following on behalf of Kellwood Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert C. Skinner, Jr. Robert C. Skinner, Jr.	Chairman, President and Chief Executive Officer	March 22, 2007
/s/ W. Lee Capps III W. Lee Capps III	Chief Operating Officer, Chief Financial Officer and Treasurer (principal financial officer)	March 22, 2007
/s/ Gregory W. Kleffner Gregory W. Kleffner	Senior Vice President Finance and Controller (principal accounting officer)	March 22, 2007
Robert J. Baer*	Director	
Ben B. Blount, Jr.*	Director	
Kitty G. Dickerson, Ph.D.*	Director	/s/ W. Lee Capps III W. Lee Capps III *Attorney-in-fact March 22, 2007
Jerry M. Hunter*	Director	
Larry R. Katzen*	Director	
Philip B. Miller*	Director	
Janice E. Page*	Director	
Harvey A. Weinberg*	Director	

EXHIBIT 21

PARENTS AND SUBSIDIARIES

The Company and its subsidiaries* as of March 10, 2007 are as follows:

Name of Company	State (Country) of Incorporation	Percentage of Voting Securities Owned
Kellwood Company	Delaware	Parent
American Recreation Products, Inc.	Delaware	100%
Kellwood Asia Limited	Hong Kong	100%
Smart Shirts Limited	Hong Kong	100%
Smart Shirts Manufacturers, Limited	Hong Kong	100%
Smart Shirts (Shenzhen) Co., Ltd.	China	100%
Kellwood Global Limited	Hong Kong	100%
KWD Holdings, Inc.	Delaware	100%
Halmode Apparel, Inc.	Delaware	100%
Kellwood Retail Group, Inc.	Delaware	100%
Koret of California, Inc.	California	100%
Kellwood Financial Resources, Inc.	Delaware	100%
Kellwood Financial Services, Inc.	Delaware	100%
Gerber Childrenswear, Inc.	Delaware	100%
Briggs New York, Inc.	Delaware	100%
Phat Fashions LLC	New York	100%
Vince, Inc.	Delaware	100%

* Some of the above subsidiaries also have subsidiaries, which are not listed because, in the aggregate, they are not considered to be significant.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-98395, 033-64847, 333-98393, 333-128119, 333-128115, 333-124076) of Kellwood Company of our report dated March 21, 2007 relating to the financial statements, financial statement schedules, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
March 22, 2007

EXHIBIT 24

POWER OF ATTORNEY

The undersigned, directors of Kellwood Company (the Company), do hereby constitute and appoint Robert C. Skinner, Jr. or W. Lee Capps III as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, to sign the Company's Form 10-K Annual Report pursuant to Section 13 of the Securities Exchange Act of 1934 as Amended for the fiscal year ended February 3, 2007, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the attorney-in-fact full power and authority to sign such document on behalf of the undersigned and to make such filing, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that the attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

Dated: March 15, 2007

/s/ Robert J. Baer
Robert J. Baer

/s/ Ben B. Blount, Jr.
Ben B. Blount, Jr.

/s/ Kitty G. Dickerson, Ph.D.
Kitty G. Dickerson, Ph.D.

/s/ Jerry M. Hunter
Jerry M. Hunter

/s/ Larry R. Katzen
Larry R. Katzen

/s/ Philip B. Miller
Philip B. Miller

/s/ Janice E. Page
Janice E. Page

/s/ Robert C. Skinner, Jr.
Robert C. Skinner, Jr.

/s/ Harvey A. Weinberg
Harvey A. Weinberg

EXHIBIT 31.1

CERTIFICATION

I, Robert C. Skinner, Jr., certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended February 3, 2007, of Kellwood Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 22, 2007

/s/ Robert C. Skinner, Jr.
Robert C. Skinner, Jr.
Chairman, President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, W. Lee Capps III, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended February 3, 2007, of Kellwood Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 22, 2007

/s/ W. Lee Capps III
W. Lee Capps III
Chief Operating Officer, Chief Financial Officer and Treasurer

EXHIBIT 32

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Kellwood Company (the Company) on Form 10-K for the period ended February 3, 2007 as filed with the Securities and Exchange Commission on the date hereof (the Report), each of the undersigned hereby individually certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934;

and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered in the Report.

/s/ Robert C. Skinner, Jr.
Robert C. Skinner, Jr., Chairman, President and Chief Executive Officer

March 22, 2007

/s/ W. Lee Capps III
W. Lee Capps III, Chief Operating Officer, Chief Financial Officer and Treasurer

March 22, 2007

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Kellwood Company

600 Kellwood Parkway
Chesterfield, Missouri 63017
314-576-3100
www.kellwood.com



KELLWOOD

We Dress Your Life.

END